

06017686

## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Bank of China Limited

*CURRENT ADDRESS 1 Fuxingmen nei dajie
Beijing 100818, China

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 2 6 2006
THOMSON FINANCIAL

FILE NO. 82- 35030 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 10/19/06


Beijing 2008



中國銀行
BANK OF CHINA

北京2008年奥运会银行合作伙伴
OFFICIAL BANKING PARTNER OF THE BEIJING 2008 OLYMPIC GAMES



# 2005 ANNUAL REPORT

全球服

WITH




Beijing 2008



中国银行

BANK OF CHINA

北京2008年奥运会银行合作伙伴

OFFICIAL BANKING PARTNER OF THE BEIJING 2008 OLYMPIC GAMES




www.boc.cn

Bank of China was established in February 1912 pursuant to the approval of Mr. Sun Yatsen. In the following 37 years until the founding of the People's Republic of China in 1949, the Bank served as the central bank, international exchange bank and specialized foreign trade bank successively. As the pillar of the country's financial industry, Bank of China was committed to serving the public and developing the domestic financial sector. During these volatile years, the Bank strived to expand its presence in the market by prudent operation and aggressive reform, leading the market in many areas of its operations for a long period.

After the founding of the People's Republic of China, Bank of China became the state-designated specialized foreign exchange bank, and substantially contributed to the development of foreign trade and the national economy.

In 1994 and following the entrenchment of the reform of the financial sector, Bank of China was converted into a wholly state-owned commercial bank, providing complete areas of banking service.

In 1994 and 1995, Bank of China became the note issuing bank in Hong Kong and Macau respectively.

On August 26, 2004, Bank of China Limited was formally incorporated in Beijing as a state-controlled joint stock commercial bank, turning a new chapter in its history and signaling a huge step forward in becoming a modern joint stock commercial bank with good corporate governance practices.

Bank of China is one of the major domestic financial service providers, with businesses covering commercial banking, investment banking and insurance. Members of the group include BOC Hong Kong, BOC International, BOCG Insurance and other financial institutions. With commercial banking as its core business, the Bank provides a comprehensive range of high-quality financial services to individual and corporate customers as well as financial institutions worldwide. In terms of tier one capital, it ranked 18th among the world's top 1,000 banks by The Banker magazine in 2005.

As a Chinese financial institution with a history of almost a hundred years, the Bank is well-known for its continuous business innovations, introducing many brand new products and services in the domestic banking industry, while paying regard to the need for prudence in its operations. It is widely recognized and commended by its peers and customers in international settlement, foreign exchange, trade finance, etc.

Bank of China is the most internationalized commercial bank in China. BOC London Branch, the first overseas branch of the Chinese banks, was established in 1929. From then on, the Bank successively opened branches in global financial centers, and has built up its network in 27 countries and regions. It was the first among Chinese banks to recruit international experts and to introduce modern business management concepts into its operations with a view to become a premier international bank.

As the sole banking partner of the Beijing 2008 Olympic Games, Bank of China will offer efficient and quality financial services to domestic and foreign customers. It will promote the Olympic spirits and contribute to the success of this magnificent sports event, thereby improving its corporate image and its value to the community.

# Table of Contents

To build Bank of China into a

Market-driven

Client-oriented

World-class

Financial services institution

With a robust corporate governance structure

Capable of delivering outstanding performance

Over the long term

# Financial Highlights

| | 2005 | 2004 | 2003[1] |
|---|---|---|---|
| **Results of operations (Unit: RMB million)** | | | |
| Net interest income | 100,405 | 84,985 | 71,904 |
| Non-interest income | 15,623 | 19,752 | 20,935 |
| Operating profit[2] | 64,744 | 57,841 | 54,826 |
| Impairment losses | (10,985) | (23,797) | (16,432) |
| Profit before tax | 55,140 | 34,576 | 38,573 |
| Net profit | 27,492 | 20,932 | 28,707 |
| **Balance sheet items (RMB million)** | | | |
| Loans, net | 2,151,893 | 2,071,693 | 1,921,131 |
| Total assets | 4,742,806 | 4,270,443 | 3,979,965 |
| Customer deposits | 3,703,777 | 3,342,477 | 3,035,956 |
| Total liabilities | 4,480,186 | 4,037,705 | 3,750,489 |
| Owner's equity | 233,842 | 205,351 | 203,752 |
| **Financial ratios (%)** | | | |
| Return on average total assets[3] | 0.72 | 0.61 | 0.68 |
| Return on average owner's equity[4] | 12.62 | 10.04 | 10.58[5] |
| Non-performing loan ratio | 4.62 | 5.12 | 16.28 |
| Provision coverage ratio | 80.55 | 68.02 | 67.29 |
| Cost to income ratio[6] | 39.30 | 40.02 | 39.73 |
| Capital adequacy ratio | 10.42 | 10.04 | N/A |

1 Financial ratios for 2003 exclude the net gain from the sale of shares of Bank of China (Hong Kong) Limited ('BOCHK') in the amount of RMB 7,154 million.

2 Profit Before Provision

3 Return on average total assets =after-tax profit +average assets, average assets= (beginning total assets + ending total assets) +2

4 Return on average owner's equity = net profit + average owner's equity, calculation of average owner's equity is in line with the (Information Disclosure Rules for Companies Offering Securities to the Public) (No.9)-(Computation and Disclosure of Return on Net Assets and Earnings Per Share of China Securities Regulatory Commission)

5 As there were a number of financial restructuring transactions directed by the PRC government during 2003, the financial data of the year are not comparable with that of 2002. Therefore, return on average owner's equity of 2003 is calculated based on the year-end owner's equity.

6 Cost to income ratio=operating and administrative expenses+(net interest income + non-interest income)

The Report is prepared in both Chinese and English. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

All financial figures are prepared in accordance with PRC GAAP.

# Message from the Chairman

I am very pleased to report to our stakeholders the significant achievements that we made in the 2005 fiscal year. In the twelve months ended on December 31, 2005, Bank of China Group ("BOC" or the "Group") generated a total operating profit of RMB 64.744 billion, an increase of 12% from 2004, with net profit at RMB 27.5 billion, an increase of 31%. The key operating ratios of return on total average assets and return on total average equity were 0.72% and 12.62% respectively, up 0.11 and 2.58 percentage points than that of 2004. Asset quality continued to improve, with the NPL ratio falling to 4.62% at the end of 2005 from 5.12% a year earlier. By the end of 2005, cash dividends in the aggregate amount of RMB 26.937 billion were declared and paid to the shareholders. These performance highlights validate the effectiveness of our continuing efforts in achieving a steady and sustainable growth of the Group over the last year.

The Chinese economy continued to maintain its steady growth trend in 2005, with the GDP expanding by 9.9%. The government successfully implemented a number of macroeconomic policy measures intended to slow the pace of investment in industries and other sectors of the economy demonstrating signs of "overheating" and to mitigate potential inflationary pressures. While domestic financial markets were relatively stable during the year, the government continued its progress in reforming controls over domestic Renminbi ("RMB") interest rate and exchange rate regimes. Although the domestic economy holds tremendous potential and opportunity, we are also faced with unprecedented challenges. Most notably, in keeping with the government's WTO commitments, China's banking industry will soon be fully opened to foreign competition. Thus, foreign banks have been positioning themselves by expanding their branch network and products and services. Likewise, domestic commercial banks have also continued to entrench their corporate reforms to enhance competitiveness. Against these opportunities and threats, the Group has taken effective measures to modify its strategy and business model to support our planned growth. These measures consist of a number of key areas of focus, including effective capital management, control over asset quality, compensation and performance evaluation processes, which are all intended to better organize our business to align with the strategic objectives of the Group. By leveraging our competitive advantages, we have vigorously developed our fee-based business and intensified our innovation initiatives in product development and operational process. We also continued the extensive re-development of our IT infrastructure, risk management, and internal control systems that are fundamental to enhancing our business innovation, risk-pricing, risk management and asset quality control. In the meantime, we have actively pursued tactical measures to effectively mitigate and control exchange risks. Milestones were also achieved in implementing key elements of the Joint Stock Reform Plan, the introduction of strategic investors and the preparation of our IPO, which is progressing as planned.

In 2005, we further improved our corporate governance, which comprises the general meeting of shareholders, the Board of Directors, Board of Supervisors and senior management. It ensured the effectiveness and smooth operation of the Board. During the period, Mr. Patrick de Saint-Aignan and Sir Frederick Goodwin joined the Board of Directors as an independent director and non-executive director respectively while Mr. Jason Yeung joined as the Board secretary. We believe these people will further strengthen our governance process and serve as a catalyst for continued improvement of the performance of the Board and the Bank.

To meet the Group's need for improved business and management process that reflects the increasing sophistication of our business and the evolving international practices, we continued to carry out reforms in the areas of financial reporting, risk management and human resources management during 2005. Among the domestic banks, we were the first to prepare annual financial statements for the years 2002-2004 in both PRC GAAP and IFRS so as to ensure our stable and prudent operation. In terms of risk management, we introduced two major reform measures: namely, centralizing credit review and approval as well as the management of loan classification. Pursuant to these reforms, the authority to review and approve credit was centralized and segregated from line management, the credit review and approval process was streamlined, the monitoring and management over the quality of credit assets were strengthened, and the internationally-accepted indicators for market risk management were introduced on a trial basis. We also strengthened our internal control and anti-money laundering mechanism. Last but not the least, substantial progress was made in reforming our human resources management which includes the establishment of a multi-dimension posting system, a competitive employment program and a market-based remuneration. They all contributed to a more effective performance-based approach in our human resources management.

Looking forward to the year ahead, we will continue our diligent efforts in implementing the reforms that will support our growth plan. While taking advantage of the opportunities arising from China's continued economic growth, we will also adopt prudent measures to guard against potential structural risks in the banking sector with a view to achieving a respectable but quality growth. To this end, we will continue our reform initiatives which include structural changes to our organization and management process, risks and internal control, our business model as well as our approach to achieving business growth. We will accelerate the implementation of our IT Blueprint to improve our operation and management capabilities, expedite product and service innovation and increase our core competitiveness. Our goal is to develop the Bank in a comprehensive, coordinated and sustainable manner with a view to truly align the interests of the shareholders, the Bank, our clients and our employees. We firmly believe that the Bank, with almost a century of history behind it, will be rejuvenated with the constantly improving corporate governance.

Finally, I would like to express my gratitude to all members of the Board of Directors, Board of Supervisors and management, to our domestic and overseas clients, our peers and our friends who have supported the Group. My thanks also go to the employees for their dedication and persistent efforts. They shoulder the historic mission of carrying forward the Bank's hundred-year business. They are and will always be the treasure and the driving force behind the Bank's continued success.



Chairman

## Economic and regulatory environment

In 2005, the global economy achieved robust growth of 4.3% according to the IMF. The Chinese economy continued to maintain its trend of steady expansion, with its GDP growing at 9.9%, and consumer price index having increased by 2%. Foreign trade grew rapidly. In 2005, China's foreign trade volume reached RMB 1,422.1 billion, up 23.2% year-on-year, ranking third in the world, in which export volume totaled USD 762 billion, up 28.4%, and the import volume amounted to USD 660.1 billion, up 17.6%. The government's macro-economic adjustment policies achieved remarkable results. The over expansion of fixed asset investments in potentially "overheated" industries and sectors of the economy was moderated. The real estate market was brought back on a stable course after effective adjustment policies were implemented. The momentum of inflation was curtailed. China's urban and rural household income continued to grow rapidly, with actual real growth rates of 9.6% and 6.2% respectively and per capita disposable income of urban households reached RMB 10, 493.

In 2005, China's financial market continued to operate smoothly with increased money supply and financial innovation. Significant breakthroughs were achieved when the market-based reform of the RMB interest rate and exchange rate regimes was introduced. By the end of 2005, the RMB had appreciated 2.56% . Year-on-year, the balance of all financial institutions' RMB and foreign-currency loans had increased by 9.69% and the balance of deposits had surged by 18.57%.



China has accomplished tremendous achievements in the restructuring and opening up of its banking sector. The disposal of non-performing assets and financial restructuring was accelerated. Significant progresses were made in improving asset quality, capital adequacy and corporate governance. The joint-stock reform has also gathered speed. Following the introduction of HSBC and the Bank of America as strategic investors, the Bank of Communications and the China Construction Bank respectively completed their public listings in Hong Kong, which paved the way for further joint-stock reforms and public listing of other banks. Following these footsteps, the Industrial and Commercial Bank of China completed its financial restructuring and reorganized as a joint-stock company in October. The Bank has also successfully completed the introduction of its strategic investors in December.

2005 is the fourth year following China's entry to the WTO. Following the gradual fulfillment of WTO commitments and the opening of the financial industry, competition across the market has been increasingly fierce. Foreign-invested banks continued to enter the market and expanded their business scope and products and services through branch expansion or investing in domestic banks. The domestic state-owned commercial banks, joint-stock banks and policy banks have also leveraged on their respective competitive advantages to compete for target customers and market segments.

Nevertheless, the profitability and business environment of the banking sector is expected to benefit from the introduction of a series of new regulatory policies which include the launch of pilot projects on credit asset securitization and the establishment of fund management companies, approval of the issuing of short-term corporate financial notes, and strengthening of risk management of commercial banks.

The changes in the economic, financial and regulatory environment have imposed higher requirements on the operation and management of domestic commercial banks. To meet these opportunities and challenges, the Bank has focused on a structured development approach to improve its control infrastructure, operational efficiency and credit management process, highlighting asset quality and profitability as the key objective in achieving development on a sustainable basis. With a customer-oriented approach, the Bank continued to improve value-added services to its customers, promote product innovation, and consolidate and enhance its core competitiveness. Building on the commercial banking business, it is developing and expanding investment banking, insurance and fund management business to offer customers a full range of financial products and services.

# Financial statement analysis

## Overview

In 2005, the Group demonstrated substantial developments across all business lines, achieving a net profit of RMB 27.5 billion, an increase of RMB 6.6 billion or 31.3% compared to the year before. Return on average total assets (ROA) was 0.72%, up 0.11 percentage points. Return on average owner's equity (ROE) was 12.62%, representing an increase of 2.58 percentage points year on year. The cost to income ratio was 39.30%, an improvement of 0.72 percentage points compared to the year before. The non-performing loan ratio was 4.62%, a decrease of 0.5 percentage points from the end of 2004. The provision coverage ratio was 80.55%, an increase of 12.53 percentage points from the end of 2004. The capital adequacy ratio increased by 0.38 percentage points from the previous year-end to 10.42%. As a result of these improvements, the Group achieved budgeted targets for all key financial indicators approved by the General Meeting of Shareholders, and also met the requirements of *the Guidance on the Corporate Governance Reform and Supervision of Bank of China and China Construction Bank* (YJF [2004] No.12) issued by the China Banking Regulatory Commission.

## Income statement analysis

Unit: RMB million

| Item | 2005 | 2004 | Change | Percent (%) |
|---|---|---|---|---|
| Net interest income | 100,405 | 84,985 | 15,420 | 18.14 |
| Non-interest income | 15,623 | 19,752 | (4,129) | (20.90) |
| Operating and administrative expenses | (45,604) | (41,915) | (3,689) | 8.80 |
| Business tax and surcharges | (5,680) | (4,981) | (699) | 14.03 |
| Operating profit | 64,744 | 57,841 | 6,903 | 11.93 |
| Non-operating income | 1,381 | 532 | 849 | 159.59 |
| Net profit before impairment losses | 66,125 | 58,373 | 7,752 | 13.28 |
| Less: impairment losses | (10,985) | (23,797) | 12,812 | (53.84) |
| Total profit before tax | 55,140 | 34,576 | 20,564 | 59.47 |
| Less: income tax | (22,543) | (9,330) | (13,213) | 141.62 |
| Less: minority interests | (5,105) | (4,314) | (791) | 18.34 |
| **Net profit** | **27,492** | **20,932** | **6,560** | **31.34** |

## Net interest income

In 2005, the Group's net interest income was RMB 100.4 billion, which accounted for 86.5% of the operating income and an increase of RMB 15.4 billion, or 18.1% compared to the year before. The increase was mainly attributed to the continued improvement of net interest margin and steady growth of the net average interest-earning assets. The average balance and average interest rate of the Group's interest-earning assets and interest-bearing liabilities for 2005 are shown in the following table:

Unit: RMB million

| | 2005 | | | | | 2004 | | | | | Change | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Average balance[1] | | Interest income and expense | | Average interest rate[2](%) | Average balance[1] | | Interest income and expense | | Average interest rate[2](%) | Average balance[1] | Interest income and expense | Average interest rate[2](%) |
| | Amount | Proportion (%) | Amount | Proportion (%) | | Amount | Proportion (%) | Amount | Proportion (%) | | | | |
| **Interest-earning assets** | | | | | | | | | | | | | |
| Loans | 2,192,058 | 51 | 109,711 | 65 | 5.00 | 2,173,354 | 55 | 91,529 | 71 | 4.21 | 18,704 | 18,182 | 0.79 |
| Securities investment[3] | 1,475,673 | 34 | 44,938 | 27 | 3.05 | 1,141,656 | 29 | 29,327 | 23 | 2.57 | 334,017 | 15,611 | 0.48 |
| Due from and placements with banks and other financial institutions and due from the central bank | 655,359 | 15 | 12,696 | 8 | 1.94 | 637,508 | 16 | 8,047 | 6 | 1.26 | 17,851 | 4,649 | 0.68 |
| Sub-total | 4,323,090 | 100 | 167,345 | 100 | 3.87 | 3,952,518 | 100 | 128,903 | 100 | 3.26 | 370,572 | 38,442 | 0.61 |
| **Interest-bearing liabilities** | | | | | | | | | | | | | |
| Deposits from customers | 3,560,014 | 88 | 55,914 | 83 | 1.57 | 3,231,439 | 89 | 36,883 | 84 | 1.14 | 328,575 | 19,031 | 0.43 |
| Due to and placements from banks and other financial institutions and due to the central bank | 355,856 | 9 | 6,512 | 10 | 1.83 | 314,672 | 9 | 4,259 | 10 | 1.35 | 41,184 | 2,253 | 0.48 |
| Special purpose borrowings and bonds issued | 115,843 | 3 | 4,514 | 7 | 3.90 | 82,253 | 2 | 2,776 | 6 | 3.37 | 33,590 | 1,738 | 0.53 |
| Sub-total | 4,031,713 | 100 | 66,940 | 100 | 1.66 | 3,628,364 | 100 | 43,918 | 100 | 1.21 | 403,349 | 23,022 | 0.45 |
| Net interest income | – | – | 100,405 | – | – | – | – | 84,985 | – | – | – | 15,420 | – |
| Net interest spread[4](%) | – | – | – | – | 2.21 | – | – | | – | 2.05 | – | – | 0.16 |
| Net interest margin[5](%) | – | – | – | – | 2.32 | – | – | | – | 2.15 | – | – | 0.17 |

1 The average balances of interest-earning assets and interest-bearing liabilities in 2005 are the average daily balance of the bank's management account. The data are not audited.
2 Average interest rate is calculated by interest income/expense divided by average balance.
3 Includes trading securities, securities investments, and those recognized in profit and loss at fair value.
4 Net interest spread=average yield of interest-bearing assets-average cost of interest-bearing liabilities
5 Net interest margin=net interest income ÷ average balance of interest-earning assets

The impact of interest rate and volume changes on interest income and expenses[1] is shown in the following table:

Unit: RMB million

| | Interest rate | Volume | Total |
|---|---|---|---|
| **Interest-earning assets** | | | |
| Loans | 17,395 | 787 | 18,182 |
| Securities investment | 7,027 | 8,584 | 15,611 |
| Due from and placements with banks and other financial institutions and due from the central bank | 4,424 | 225 | 4,649 |
| Sub-total | 28,846 | 9,596 | 38,442 |
| **Interest-bearing liabilities** | | | |
| Deposits from customers | 15,285 | 3,746 | 19,031 |
| Due to and placements from banks and other financial institutions and due to the central bank | 1,697 | 556 | 2,253 |
| Special purpose borrowings and bonds issued | 606 | 1,132 | 1,738 |
| Sub-total | 17,588 | 5,434 | 23,022 |

1 The basis for calculation of the impact of volume changes on interest income and expenses is the changes in average balances of interest-earning assets and interest-bearing liabilities during the period of disclosure; the basis for calculation of the impact of interest rate changes on interest income and expenses is the changes in the average interest rates of interest-earning assets and interest-bearing liabilities and other factors during the period of disclosure.

## Interest income

The group's interest income for 2005 was RMB 167.3 billion, an increase of RMB 38.4 billion or 29.8% compared to the year before. The increase arises primarily from the improvement of the average interest rate of interest-earning assets and, to a smaller extent, the growth in interest-earning assets.

### Loan

The Group's interest income on its loan portfolio for 2005 was RMB 109.7 billion representing a year-on-year increase of RMB 18.2 billion, or 19.9%, which mainly resulted from the increase of average yield of 79 basis points from 4.21% in 2004 to 5% in 2005. The increase in the average yield of the Group's loan portfolio was attributable to, on the one hand, the continuous improvement of our loan quality: (i) during the year, we continued to reinforce our credit risk management, focusing on the development of high-quality customers, and improving the recovery process of special-mention loans, which resulted in substantially lower rate of new non-performing loans during the period; and (ii) the Bank completed the restructuring of its portfolio of non-performing loans and disposed of a substantial amount of them in 2004. In addition to the continuous improvement of loan quality, we also benefited from the rise of market interest rate: (i) In October 2004 the People's Bank of China (hereinafter referred to as the Central Bank) raised the benchmark interest rate of RMB loans; and (ii) from the second half of 2004, the market interest rates of domestic foreign currency loans increased as a result of the continuous rate hikes of the U.S. Federal Reserve Board (FED).

### Debt securities

Interest income from debt securities reached RMB 44.9 billion, representing an increase of RMB 15.6 billion or 53.2% compared to the year before. This was mainly the result of a rise of average balance of debt securities from RMB 1,141.7 billion in 2004 to RMB 1,475.7 billion in 2005, or 29.3%, and the increase in the average yield of debt securities from 2.57% in 2004 to 3.05% in 2005, up 48 basis points. The growth in the average balance of the securities portfolio is mainly due to the following reasons: (1) the active optimization of our assets portfolio to reduce due from and placment with other banks and financial institutions which have relatively low yields; (2) the increase in deposit funding being mostly invested in debt assets; and (3) the purchase of the Central Bank's special bills by the Bank as part of our financial restructuring which resulted in an increase in the average balance of our securities investment. The increase in the average yield of our securities investments was the result of rising foreign currency bond yeilds in the market, which offset the impact from the decrease in domestic RMB capital market interest rates.

### Due from and placements with banks and other financial institutions and due from the central bank

Interest income from due from and placements with banks and other financial institutions and due from the central bank was RMB 12.7 billion, a year-on-year increase of RMB 4.6 billion, or 57.8%. This is mainly attributed to the rise of the average yield from 1.26% in 2004 to 1.94% in 2005, an increase of 68 basis points; and the increase in the average balance from RMB 637.5 billion in 2004 to RMB 655.4 billion in 2005, up 2.8%. The increase in average yield is mainly due to the continuous rise of the average yield of foreign currency assets, and the increase in the average balance is mainly due to the growth in deposit reserves driven by the increase of deposits from customers.

## Interest Expenses

The Group's interest expenses reached RMB 66.9 billion during 2005, a year-on-year increase of RMB 23 billion or 52.4%. The increase resulted not only from the increase in the balance, but more importantly, from the increase in the average cost of our interest-bearing liabilities.

### Deposits from Customers

Interest expenses for customer deposits for 2005 was RMB 55.9 billion, representing a year-on-year increase of RMB 19 billion or 51.6%. The increase in interest expenses was mainly the result of the rise in the average deposit interest rate for customer deposits from 1.14% in 2004 to 1.57% in 2005, an increase of 43 basis points, and the rise of the the average balance of customer deposits from RMB 3,231.4 billion in 2004 to RMB 3,560 billion in 2005, representing an increase of RMB 328.6 billion or 10.2%. The rise in the average cost for customer deposits was mainly driven by (1) the Central Bank raising the benchmark interest rate for RMB deposits in October 2004; (2) the Central Bank raising the benchmark interest rate for foreign currency deposits; and (3) increase in interest rates in the HongKong market. The strong growth in the average balance of customer deposits was driven by our proactive efforts in vigorously developing RMB business through the rapid growth of RMB deposits, leveraging on China's strong economy. This also offset the decrease in foreign currency deposits of domestic branches resulting from customers' expectation of the RMB appreciation.

### Due to and placements from banks and other financial institutions and due to the central bank

Interest expenses for due to and placements from banks and other financial institutions and due to the central bank for 2005 was RMB 6.5 billion, an increase of RMB 2.3 billion, or 52.9% compared to the year before. The increase was mainly the result of the rise in foreign currency fund cost with related interest rates increasing from 1.35% in 2004 to 1.83% in 2005, up 48 basis points.

### Special Purpose Borrowings and Bonds Issued

Interest expense for special purpose borrowings and bonds issued for the year was RMB 4.5 billion, representing a year-on-year increase of RMB 1.7 billion, or 62.6%. In order to improve its capital structure and capital base, the Bank issued accumulative subordinated bonds of RMB 60 billion in the second half of 2004 and February 2005 which included RMB 51 billion at contract interest rates ranging from 4.83% to 5.18%, and resulted in an overall increase of interest expenses.

## Net interest spread and net interest margin

As a result of the continuous optimization and improvement of the Group's assets and liability management, the average interest rate of the Group's interest-earning assets increased from 3.26% in 2004 to 3.87% in 2005, up 61 basis points. The average cost of interest-bearing liabilities increased by 45 basis points from 1.21% in 2004 to 1.66% in 2005. Due to a higher increase in the average interest rate of interest-earning assets than that of interest-bearing liabilities, the Group's net interest spread rose from 2.05% in 2004 to 2.21% in 2005, up by 16 basis points. Correspondingly, net interest margin increased from 2.15% in 2004 to 2.32% in 2005, up by 17 basis points.

## Non-interest income

Unit: RMB million

| | 2005 | 2004 | Change | Percent (%) |
|---|---|---|---|---|
| Fee and commission income, net | 9,247 | 8,557 | 690 | 8.06 |
| Net trading income | 4,482 | 8,752 | (4,270) | (48.79) |
| Investment income | (248) | 1,078 | (1,326) | (123.04) |
| Others, net | 2,142 | 1,365 | 777 | 56.92 |
| **Total** | **15,623** | **19,752** | **(4,129)** | **(20.90)** |

In 2005, the group achieved a non-interest income of RMB 15.6 billion, a decrease of RMB 4.1 billion year-on-year, which accounted for 13.5% of our operating income. The decline in non-interest income was mainly due to the impact of factors such as the RMB appreciation and the continuous rise of the USD interest rate.

## Fee and commission income, net

Unit: RMB million

| | 2005 | 2004 | Change | Percent (%) |
|---|---|---|---|---|
| Settlement and clearing fees | 2,941 | 2,626 | 315 | 12.00 |
| Agency commissions | 2,735 | 2,690 | 45 | 1.67 |
| Credit commitments, fees and commissions | 2,693 | 2,367 | 326 | 13.77 |
| Bank card fees | 2,340 | 1,840 | 500 | 27.17 |
| Custodian and other fiduciary service fees | 483 | 394 | 89 | 22.59 |
| Others | 1,506 | 1,471 | 35 | 2.38 |
| Fee and commission income | 12,698 | 11,388 | 1,310 | 11.50 |
| Fee and commission expense | (3,451) | (2,831) | (620) | 21.90 |
| **Fee and commission income, net** | **9,247** | **8,557** | **690** | **8.06** |

During the year, the Group focused on developing its fee-based services and realized a net fee and commission income of RMB 9.247 billion, representing a year-on-year increase of RMB 690 million or 8.1%. The increase was driven by increases in bank card fees, credit commitment and loan related fees and commissions, and settlement and clearing fees.

Income from bank card business continued to maintain robust growth, achieving a year-on-year increase of RMB 500 million or 27.2%. This increase is mainly attributable to: (1) the introduction of an annual fee on debit cards in most domestic branches in 2005; and (2) increased efforts in marketing in the bank card business leading to business growth in both frequency of card usage and volume of spending.

The income from handling charges and commissions related to credit commitment and loans increased by RMB 326 million or 13.8% compared to the year before, which is principally attributable to the development of domestic business. The continued strong economic growth in China has been conducive to increased domestic and foreign commercial and trade activities as well as domestic enterprises' demand for credit commitment and loans related financing products and services such as Letters of credit and syndication loans.

Income from settlement and clearing business grew by RMB 315 million or 12.0% due to the continuously growing volume of domestic settlement and clearing business.

## Net trading income

Unit: RMB million

| | 2005 | 2004 | Change | Percent (%) |
|---|---|---|---|---|
| Net (losses)/gains from foreign exchange and exchange rate products | 2,518 | 5,069 | (2,551) | (50.33) |
| Net gains from interest rate products | 1,964 | 3,683 | (1,719) | (46.67) |
| **Total** | **4,482** | **8,752** | **(4,270)** | **(48.79)** |

The group had net trading income of RMB 4.5 billion, a decrease of RMB 4.3 billion, or 48.8% compared to the year before, which was mainly due to the impact of the RMB appreciation. The People's Bank of China introduced a managed floating exchange rate regime on July 21 2005, and subsequently the RMB appreciated against the major foreign currencies. The USD capital injection from Central SAFE Investments (hereinafter called the "SAFE Investments") to the Group in addition to the foreign currency exposure arising from the Bank's historical foreign currency operations resulted in the exchange rate risk for the Group, causing a foreign exchange loss of approximately RMB 8.317 billion under the capital account. Our foreign exchange exposure was, however, provided an effective economic hedge by SAFE Investments entering into a foreign exchange option contract with the Group. By the end of 2005, the valuation gain from the foreign exchange option contract between the Group and SAFE Investments was RMB 3.231 billion, which partially offset the foreign exchange translation loss incurred from appreciation of the RMB.

## Investment Losses/Gains

Unit: RMB million

| | 2005 | 2004 | Change | Percent (%) |
|---|---|---|---|---|
| Net gains from investment in associates | 166 | 141 | 25 | 17.73 |
| Others | 512 | 848 | (336) | (39.62) |
| **Sub-total** | **678** | **989** | **(311)** | **(31.45)** |
| Debt securities investment income/loss | (926) | 89 | (1,015) | (1140.45) |
| **Total** | **(248)** | **1,078** | **(1,326)** | **(123.01)** |

In 2005, the Group's total investment income declined by RMB 1.3 billion, resulting in a loss of RMB 250 million, which was mainly attributable to the losses incurred on the adjustment of the securities investment portfolio due to the continuing rise of USD market interest rate and flattening of the debt securities yield curve during the year.

## Operating and administrative expenses

Unit: RMB million

| | 2005 | 2004 | Change | Percent (%) |
|---|---|---|---|---|
| Staff costs | 23,979 | 19,814 | 4,165 | 21.02 |
| General operating and administrative expenses | 15,742 | 13,992 | 1,750 | 12.51 |
| Depreciation | 5,883 | 8,109 | (2,226) | (27.45) |
| **Total** | **45,604** | **41,915** | **3,689** | **8.80** |
| Cost to income ratio (%) | 39.30 | 40.02 | (0.72) | (1.80) |

The Group incurred RMB 45.6 billion in operating and administrative expenses in 2005, a year-on-year increase of RMB 3.7 *billion*, up 8.8%. Factors related to the increase include: 1) an increase in salary and welfare expenses by RMB 3.1 billion as a result of the Bank's implementation of remuneration reform, which improved the Bank's competitiveness in the employment market; 2) the Bank's establishment of the corporate annuity plan and a charge of RMB 738 million into the plan in 2005; 3) increase in operating expenses as a result of the continuing expansion of the Group's business; and 4) decrease in depreciation expenses by RMB 2.226 billion, due to depreciation arising on revaluation gains in 2004 and disposal of idle fixed assets.

With enhanced budget management and cost control, the increase of operating and administrative expenses was lower than that of the net income. As a result, the Group's cost to income ratio decreased by 0.72 percentage point from 2004 to 39.30% in 2005, reflecting the ongoing improvement in operating efficiency.

## Impairment losses

Unit: RMB million

| | 2005 | 2004 | Change | Percent (%) |
|---|---|---|---|---|
| Provision for loan losses | 10,888 | 22,793 | (11,905) | (52.23) |
| Provision for impairment of foreclosed assets | 133 | 2,997 | (2,864) | (95.56) |
| Provision for/(write-back of) impairment of other receivables | 498 | (2,216) | 2,714 | (122.47) |
| Provision for/(write-back of) impairment of fixed assets and others | (534) | 223 | (757) | (339.46) |
| **Total** | **10,985** | **23,797** | **(12,812)** | **(53.84)** |

In 2005, the Group undertook a range of measures to improve asset quality. The rate of formation of new non-performing loans decreased significantly compared to 2004. Overall impairment losses have also decreased by a large margin compared to 2004.

## Income Tax

Unit: RMB million

| | 2005 | 2004 | Change | Percent (%) |
|---|---|---|---|---|
| Current income tax | 21,291 | 16,374 | 4,917 | 30.03 |
| Deferred income tax | 1,252 | (7,044) | 8,296 | (117.77) |
| Total | 22,543 | 9,330 | 13,213 | 141.62 |

In 2005, the income tax expense of the Group increased by RMB 13.2 billion to RMB 22.5 billion, an increase of 141.6% compared to the year before. Factors contributing to the increase include: 1) significant increase in the Group's pre-tax profit by 60%; 2) increase in income tax expense by RMB 1.9 billion as a result of the failure of domestic operations in obtaining approval of the deductibility of the impairment provisions write-backs during the income tax settlement and clearing for 2004; 3) beginning from 2005, interest income of RMB 3.6 billion from China Orient Asset Management Corp becomes chargeable to income tax since 2005 as required by the tax law; and 4) the write-off of deferred tax assets related to the loan loss provisions in connection with the sale of certain non-performing loans in the current period.

## EPS distributable to shareholder

Unit: RMB/share

| | 2005 | 2004 | Change |
|---|---|---|---|
| Base EPS | 0.15 | 0.11 | 0.04 |

# Financial position

## The Group's principal assets and liabilities items

Unit: RMB million

| As at 31 December | 2005 | 2004 | Change | Percent (%) |
|---|---|---|---|---|
| Total assets | 4,742,806 | 4,270,443 | 472,363 | 11.06 |
| Debt securities[1] | 1,669,591 | 1,309,479 | 360,112 | 27.50 |
| Loans and discount, net | 2,151,893 | 2,071,693 | 80,200 | 3.87 |
| Total liabilities | 4,480,186 | 4,037,705 | 442,481 | 10.96 |
| Deposits from customers | 3,703,777 | 3,342,477 | 361,300 | 10.81 |
| Minority interests | 28,778 | 27,387 | 1,391 | 5.08 |
| Owner's equity | 233,842 | 205,351 | 28,491 | 13.87 |

1 Includes trading securities and securities investments and those recognized in profit and loss at fair value.

## Debt Securities

By the end of 2005, the Group had debt securities of RMB 1,669.6 billion, representing an increase of RMB 360.1 billion, or 27.5%, compared to the year before. Available-for-sale securities also grew by RMB 246.5 billion, which accounted for 68.4% of the overall growth in securities investment.

Unit: RMB million

| As at 31 December | 2005 | 2004 | Change | Percent (%) |
|---|---|---|---|---|
| Trading and other debt securities at fair value through profit or loss | 107,271 | 91,012 | 16,259 | 17.86 |
| Securities available-for-sale | 593,010 | 346,532 | 246,478 | 71.13 |
| Net value of securities held-to-maturity | 607,459 | 457,994 | 149,465 | 32.63 |
| Net value of debt securities classified as loans and receivables | 361,851 | 413,941 | (52,090) | (12.58) |
| **Total** | **1,669,591** | **1,309,479** | **360,112** | **27.50** |

### Currency Structure

As at the end of 2005, the balance of the Group's RMB securities portfolio was RMB 834.4 billion, representing an increase of RMB 355.6 billion or 74.3% compared to the year end before. The growth was driven primarily by the investment of additional funds resulting from the strong growth of the RMB deposit base.

Unit: RMB million

| As at 31 December | 2005 | 2004 | Change | Percent (%) |
|---|---|---|---|---|
| RMB | 834,407 | 478,827 | 355,580 | 74.26 |
| USD | 562,128 | 495,156 | 66,972 | 13.53 |
| HKD | 147,966 | 162,455 | (14,489) | (8.92) |
| Other currencies | 125,090 | 173,041 | (47,951) | (27.71) |
| **Total** | **1,669,591** | **1,309,479** | **360,112** | **27.50** |

### Concentration by remaining term to maturity

At the end of 2005, the majority of the Group's securities portfolio was due to mature in 1-5 years, accounting for 48.7% of the total portfolio. The growth in securities within this range of maturity accounted for 73.1% of the total growth in the portfolio.

Unit: RMB million

| As at 31 December | 2005 | 2004 | Change | Percent (%) |
|---|---|---|---|---|
| Within 1 year | 493,357 | 341,045 | 152,312 | 44.66 |
| 1-5 years | 813,060 | 549,653 | 263,407 | 47.92 |
| Above 5 years | 363,174 | 418,781 | (55,607) | (13.28) |
| **Total** | **1,669,591** | **1,309,479** | **360,112** | **27.50** |

### Issuer

The Group's Investment in debt securities comprised principally of government and government guaranteed bonds, financial institution bonds and public sector and quasi government bonds, representing 47.7%, 28.4% and 15.8% respectively of the total portfolio.

Unit: RMB million

| As at 31 December | 2005 | 2004 | Change | Percent (%) |
|---|---|---|---|---|
| Government bonds and government guaranteed bonds | 795,958 | 590,932 | 205,026 | 34.70 |
| Financial institution bonds | 474,333 | 359,503 | 114,830 | 31.94 |
| Public sector and quasi government bonds | 263,007 | 274,983 | (11,976) | (4.36) |
| Corporate bonds | 136,449 | 84,253 | 52,196 | 61.95 |
| Sub-total | 1,669,747 | 1,309,671 | 360,076 | 27.49 |
| Impairment provision | (156) | (192) | 36 | (18.75) |
| Total | 1,669,591 | 1,309,479 | 360,112 | 27.50 |

## Loans

As at the end of 2005, the Group's had a total loan portfolio of RMB 2,235 billion, an increase of RMB 88.5 billion or 4.1% compared to the previous year-end.

### Loan Quality

During the year, the Bank continued its focus on the centralization of the risk classification and valuation of credit assets. The Head Office approves the classification of approximately 80% of our total outstanding corporate loans of our domestic operations, improving the ability of the Bank to identify non-performing loans. In addition, the Bank intensified its efforts in the collection and recovery of special-mention loans which resulted in a significant decrease in the total balance of special-mention loans. As at the end of 2005, the non-performing loan ratio of the Group was 4.62%, a decrease of 0.5 percentage points compared to the prior year-end.

Loan Quality of the Group

Unit: RMB million

| As at 31 December | 2005 | | 2004 | |
|---|---|---|---|---|
| | Balance | Proportion (%) | Balance | Proportion (%) |
| Pass | 1,847,772 | 82.67 | 1,611,936 | 75.10 |
| Special mention | 284,048 | 12.71 | 424,606 | 19.78 |
| Non-performing | 103,226 | 4.62 | 109,920 | 5.12 |
| Including: Substandard | 45,573 | 2.04 | 61,289 | 2.86 |
| Doubtful | 44,550 | 1.99 | 32,931 | 1.53 |
| Loss | 13,103 | 0.59 | 15,700 | 0.73 |
| Total | 2,235,046 | 100.00 | 2,146,462 | 100.00 |

## Loan portfolio concentrations by geographic region

At the end of 2005, domestic operations accounted for 80.5% of the total loan portfolio of the Group, and the overseas operations accounted for 19.5%. Domestic loans were mainly concentrated in the eastern region, and central and southern regions, respectively accounting for 40% and 24.7% of the total domestic loan portfolio.

### Loan portfolio concentrations of the Group by region

Unit: RMB million

| As at 31 December | 2005 | | 2004 | |
|---|---|---|---|---|
| Region | Balance | Proportion (%) | Balance | Proportion (%) |
| Domestic institutions | 1,799,923 | 80.53 | 1,734,302 | 80.80 |
| Overseas institutions | 435,123 | 19.47 | 412,160 | 19.20 |
| **Total** | **2,235,046** | **100.00** | **2,146,462** | **100.00** |

### Domestic loans by geographic region

Unit: RMB million

| As at 31 December | 2005 | | 2004 | |
|---|---|---|---|---|
| Domestic | Balance | Proportion (%) | Balance | Proportion (%) |
| Northern region | 322,451 | 17.91 | 313,843 | 18.10 |
| Northeastern region | 131,430 | 7.30 | 128,374 | 7.40 |
| Eastern region | 719,759 | 39.99 | 679,773 | 39.20 |
| Central & southern region | 444,869 | 24.72 | 433,860 | 25.02 |
| Western region | 181,414 | 10.08 | 178,452 | 10.28 |
| **Total** | **1,799,923** | **100.00** | **1,734,302** | **100.00** |

Note: Northern region includes Beijing Municipality, Tianjin Municipality, Hebei Province, Shanxi Province, Inner Mongolia Autonomous Region, and the Head Office of BOC
Northeastern region includes Heilongjiang Province, Jilin Province, and Liaoning Province.
Eastern region includes Shanghai Municipality, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, and Shandong Province.
Central & Southern region includes Henan Province, Hubei Province, Hunan Province, Guangdong Province, Guangxi Autonomous Region, and Hainan Province.
Western region includes Chongqing Municipality, Sichuan Province, Guizhou Province, Yunnan Province, Shannxi Province, Gansu Province, Ningxia Autonomous Region, Qinghai Province, Tibet Autonomous Region, and Xinjiang Uighur Autonomous Region.

## Industry concentration

At the end of 2005, the outstanding balance of the Group's corporate loans was RMB 1,712 billion, accounting for 76.6% of the total, up 3.6% from the prior year-end. These loans were mainly concentrated in the sectors of manufacturing, commerce and services, energy, mining and agriculture. The balance of the Group's personal loans, which were principally related to residential mortgage loan, was RMB 523 billion, accounting for 23.4% of the total, and represented an increase of 5.9% from the prior year-end. The industry concentrations of corporate loans by domestic branches and the development of domestic personal loans were consistent with the overall characteristics of the Group.

Industry distribution of the Group's loans

Unit: RMB million

| As at 31 December | 2005 | | 2004 | |
|---|---|---|---|---|
| | Balance | Proportion (%) | Balance | Proportion (%) |
| **Corporate loans** | | | | |
| Manufacturing | 531,191 | 23.77 | 523,508 | 24.39 |
| Commerce and services | 301,863 | 13.51 | 348,432 | 16.23 |
| Real estate | 190,297 | 8.51 | 187,110 | 8.72 |
| Energy, mining and agriculture | 230,854 | 10.33 | 203,544 | 9.48 |
| Transportation | 193,428 | 8.65 | 184,449 | 8.59 |
| Public utilities | 91,924 | 4.11 | 87,731 | 4.09 |
| Construction | 36,050 | 1.61 | 36,059 | 1.68 |
| Financial services | 96,245 | 4.31 | 46,518 | 2.17 |
| Others | 40,191 | 1.80 | 35,070 | 1.63 |
| Sub-total | 1,712,043 | 76.60 | 1,652,421 | 76.98 |
| **Personal loans** | | | | |
| Residential mortgage loans | 413,007 | 18.48 | 360,595 | 16.80 |
| Credit cards | 6,785 | 0.30 | 5,973 | 0.28 |
| Others | 103,211 | 4.62 | 127,473 | 5.94 |
| Sub-total | 523,003 | 23.40 | 494,041 | 23.02 |
| Total | 2,235,046 | 100.00 | 2,146,462 | 100.00 |

## Loans by Currencies

At the end of 2005, the balance of the Group's outstanding loans in RMB was RMB 1,477.9 billion, up by RMB 97.9 billion or 7.1% compared to the year before, accounting for 66.1% of total loans. The increase was mainly due to the bank's continued expansion of RMB loan business, especially to high-end customers.

Unit: RMB million

| As at 31 December | 2005 | 2004 | Change | Percent (%) |
|---|---|---|---|---|
| RMB | 1,477,859 | 1,380,007 | 97,852 | 7.09 |
| USD | 358,289 | 350,474 | 7,815 | 2.23 |
| HKD | 319,212 | 310,621 | 8,591 | 2.77 |
| Other currencies | 79,686 | 105,360 | (25,674) | (24.37) |
| Total | 2,235,046 | 2,146,462 | 88,584 | 4.13 |

## Concentrations by remaining term to maturity

By the end of 2005, of the Group's loan portfolio was mainly concentrated in maturities of up to one year, while the loans with a maturity of above five years accounted for the lowest proportion. There was, however, an increasing trend in loans with remaining maturities of above one year. The loans of domestic operations showed a similar characteristic in terms of maturity.

Group's loans by term to maturity

Unit: RMB million

| Remaining term to maturity | As at December 31, 2005 | | As at December 31, 2004 | |
|---|---|---|---|---|
| | Balance | Proportion (%) | Balance | Proportion (%) |
| Overdue | 77,846 | 3.48 | 72,199 | 3.36 |
| Repayment on demand | 28,662 | 1.28 | 23,410 | 1.09 |
| Within 1 year (including 1 year) | 1,148,757 | 51.40 | 1,206,522 | 56.21 |
| 1-5 years (including 5 years) | 518,316 | 23.19 | 461,577 | 21.50 |
| Above 5 years | 461,465 | 20.65 | 382,754 | 17.84 |
| Total | 2,235,046 | 100.00 | 2,146,462 | 100.00 |

## Types of security

At the end of 2005, a large proportion of the Group's loan portfolio were secured and accounted for 48.1%. Guaranteed loans and unsecured loans accounted for 30.6% and 21.3% of the total portfolio respectively. The concentrations by types of security for the domestic loan portfolio were similar to that of the Group.

Loans of the Group by types of security

Unit: RMB Million

| Types of security | As at December 31, 2005 | | As at December 31, 2004 | |
|---|---|---|---|---|
| | Balance | Proportion (%) | Balance | Proportion (%) |
| Unsecured | 475,764 | 21.29 | 447,800 | 20.86 |
| Guaranteed | 684,824 | 30.64 | 650,905 | 30.32 |
| Collateralized and other secured | 1,074,458 | 48.07 | 1,047,757 | 48.82 |
| Total | 2,235,046 | 100.00 | 2,146,462 | 100.00 |

## Accrual and non-accrual loans

At the end of 2005, the Group's non-accrual loan ratio was 3.4%, and the domestic non-accrual loan ratio was 3.9%.

### Accrual and non-accrual loans of the Group

Unit: RMB million

| As at December 31 | 2005 | | 2004 | |
|---|---|---|---|---|
| | Balance | Proportion (%) | Balance | Proportion (%) |
| Accrual loans | 2,158,232 | 96.56 | 2,091,360 | 97.43 |
| Non-accrual loans | 76,814 | 3.44 | 55,102 | 2.57 |
| Total | 2,235,046 | 100.00 | 2,146,462 | 100.00 |

### Domestic operations' accrual and non-accrual loans

Unit: RMB million

| As at December 31 | 2005 | | 2004 | |
|---|---|---|---|---|
| | Balance | Proportion (%) | Balance | Proportion (%) |
| Accrual loans | 1,730,288 | 96.13 | 1,692,326 | 97.58 |
| Non-accrual loans | 69,635 | 3.87 | 41,976 | 2.42 |
| Total | 1,799,923 | 100.00 | 1,734,302 | 100.00 |

## Provision for loan losses

At the end of 2005, the Group's provision for loan losses was RMB 83.2 billion. The amount of new provisions, recoveries, and write-off and disposal during the year were RMB 10.9 billion, RMB 3.0 billion and RMB 4.8 billion respectively. As at the end of 2005, the ratio of the provision for loan losses to total loans was 3.7%.

Unit: RMB million

| | 2005 | 2004 | Change |
|---|---|---|---|
| Beginning Balance | 74,769 | 236,342 | (161,573) |
| Impairment losses for the year | 10,888 | 22,793 | (11,905) |
| Recovered in the year | 2,954 | 2,507 | 447 |
| Write-off and disposed of in the year | (4,783) | (186,873) | 182,090 |
| Exchange difference | (675) | 0 | (675) |
| Ending Balance | 83,153 | 74,769 | 8,384 |

## Deposits from customers

At the end of 2005 and compared to the year before, the Group's customer deposits increased by RMB 361.3 billion, or 10.8%, to RMB 3,703.8 billion, reflecting results of intensified marketing efforts and improved service quality.

## Deposits by customers

At the end of 2005 and compared to the year before, corporate deposits increased by 14.1% to RMB 1,349.8 billion; savings deposits rose by 8.4% to RMB 2,225.6 billion and securities and margin deposits grew by 19.9% to RMB 128.4 billion.

Unit: RMB million

| As at December 31 | 2005 | 2004 | Change | Percent (%) |
|---|---|---|---|---|
| corporate deposits | | | | |
| Short-term corporate deposits | 1,323,444 | 1,150,115 | 173,329 | 15.07 |
| Long-term corporate deposits | 26,317 | 32,743 | (6,426) | (19.63) |
| Sub-total | 1,349,761 | 1,182,858 | 166,903 | 14.11 |
| Saving deposits | | | | |
| Short-term saving deposits | 1,911,921 | 1,756,312 | 155,609 | 8.86 |
| Long-term saving deposits | 313,703 | 296,246 | 17,457 | 5.89 |
| Sub-total | 2,225,624 | 2,052,558 | 173,066 | 8.43 |
| Securities and margin deposits | 128,392 | 107,061 | 21,331 | 19.92 |
| Total | 3,703,777 | 3,342,477 | 361,300 | 10.81 |

## Deposits by Currencies

At the end of 2005, due to the expectation of RMB appreciation, the Group's RMB deposits were RMB 2,531.9 billion, representing an increase of RMB 438.6 billion, or 21%, compared to the previous year-end. Deposits in USD and HKD decreased by 15.0% and 5.8% respectively.

Unit: RMB million

| As at December 31 | 2005 | 2004 | Change | Percent (%) |
|---|---|---|---|---|
| RMB | 2,531,878 | 2,093,272 | 438,606 | 20.95 |
| USD | 440,252 | 517,923 | (77,671) | (15.00) |
| HKD | 529,827 | 562,378 | (32,551) | (5.79) |
| Other currencies | 201,820 | 168,904 | 32,916 | 19.49 |
| Total | 3,703,777 | 3,342,477 | 361,300 | 10.81 |

## Concentration by term to maturity

At the end of 2005, the Group's deposits were mainly sight deposits and short-term deposits maturing in one year, accounting for 92.4% of the total. Deposits maturing in one year increased remarkably by RMB 310.8 billion or 20.8% year on year.

Unit: RMB million

| As at December 31 | 2005 | 2004 | Change | Percent (%) |
|---|---|---|---|---|
| On demand | 1,615,637 | 1,611,154 | 4,483 | 0.28 |
| Within 1 year | 1,806,013 | 1,495,263 | 310,750 | 20.78 |
| 1-5 years | 279,819 | 233,384 | 46,435 | 19.90 |
| Above 5 years | 2,308 | 2,676 | (368) | (13.75) |
| Total | 3,703,777 | 3,342,477 | 361,300 | 10.81 |

## Owner's equity

At the end of 2005, owner's equity of the Group was RMB 233.8 billion, representing a year-on-year increase of RMB 28.5 billion or 13.9%. The Bank issued RMB 23 billion common shares with a face value of RMB 1 per share to certain international corporate investors in the second half of 2005. The premium of RMB 3.964 billion less issue expense was recognized in the capital surplus reserve.

As at December 31, 2005, Central SAFE Investments Limited held 83.15% of the total shares of the Group, down from 100% a year earlier and the Bank's equity structure was as follows:

| Shareholder | December 31, 2005 | | December 31, 2004 | |
|---|---|---|---|---|
| | Shares held (million shares) | Shareholding proportion (%) | Shares held (million shares) | Shareholding proportion (%) |
| Central SAFE Investments Limited | 174,129 | 83.15 | 186,390 | 100 |
| RBS China Investments S.à.r.l. | 20,942 | 10.00 | – | – |
| Asia Financial Holding Pte. Ltd. | 10,471 | 5.00 | – | – |
| UBS AG | 3,378 | 1.61 | – | – |
| Asian Development Bank | 507 | 0.24 | – | – |
| Total | 209,427 | 100 | 186,390 | 100 |

On March 8, 2006, the Bank signed a share subscription agreement with the National Council for Social Security Fund. Pursuant to the agreement, the Council invested RMB 10 billion to acquire approximately 8.5 billion new shares of the Bank. On March 10, 2006, the CBRC approved the transaction which was completed on March 13, 2006. (See the part of "Corporate Governance" for equity structure after completion of capital contribution by the National Council for Social Security Fund).

## Capital Adequacy Ratio Analysis

The Group calculates and discloses the core capital adequacy ratio and capital adequacy ratio in accordance with the *Regulation Governing Capital Adequacy of Commercial Banks* (CBRC [2004] No.2) promulgated by the China Banking Regulatory Commission (CBRC) on February 23, 2004. Since 2005, the Group calculated market risk capital according to *Notice from China Banking Regulatory Commission on Guidance for the Calculation of Capital Requirement of Market Risk for Commercial Banks* (Yinjianbanfa [2004] No. 374). In 2005, the Group successfully issued subordinated bonds and introduced international strategic investors, and thus further increased its capital adequacy ratio. By the end of 2005, the Group's capital adequacy ratio was 10.42%, up 0.38 percentage points compared to the year before. Core capital adequacy ratio was 8.08%, down 0.4 percentage point compared to the prior year-end.

At the end of 2005, the Group's net capital was RMB 326.237 billion, representing an increase of RMB 55.759 billion from the prior year-end. Net core capital was RMB 252.97 billion, representing an increase of RMB 24.523 billion. The Group's risk weighted assets amounted to RMB 2,793.189 billion (excluding market risk) by the end of 2005, up RMB 99.686 billion compared to the prior year. The Group's market risk capital requirement was RMB 27.025 billion, and the balance of corresponding risk weighted assets was RMB 337.813 billion.

Unit: RMB million

| Item | December 31, 2005 | December 31, 2004 | Change/ratio |
|---|---|---|---|
| Core capital, net (a) | 252,970 | 228,447 | 24,523 |
| Total capital, net (b) | 326,237 | 270,478 | 55,759 |
| Total risk-weighed assets (c) | 2,793,189 | 2,693,503 | 99,686 |
| Market risk capital (d) | 27,025 | – | – |
| Core capital adequacy ratio (%) [e=a/(c+d*12.5)] | 8.08 | 8.48 | (0.4) |
| Capital adequacy ratio (%) [f=b/(c+d*12.5)] | 10.42 | 10.04 | 0.38 |

## Segment Reporting By Region

The Group operates its business mainly in three regions, including the Chinese mainland, Hong Kong Special Administrative Region of the PRC ("Hong Kong"), Macau Special Administrative Region of the PRC ("Macau") and other overseas regions.

### Operating profit before tax by region

Unit: RMB million

| | 2005 | Proportion (%) | 2004 | Proportion (%) |
|---|---|---|---|---|
| Chinese Mainland | 32,752 | 59.40 | 16,289 | 47.11 |
| HK and Macau | 20,450 | 37.09 | 16,966 | 49.07 |
| Other overseas regions | 1,938 | 3.51 | 1,321 | 3.82 |
| **Total** | **55,140** | **100.00** | **34,576** | **100.00** |

### Total assets by region

Unit: RMB million

| | 2005 | Proportion (%) | 2004 | Proportion (%) |
|---|---|---|---|---|
| Chinese Mainland | 3,803,989 | 76.74 | 3,333,298 | 73.62 |
| HK and Macau | 966,225 | 19.49 | 959,668 | 21.20 |
| Other overseas regions | 186,982 | 3.77 | 234,718 | 5.18 |
| **Total assets before elimination** | **4,957,196** | **100.00** | **4,527,684** | **100.00** |

### Chinese mainland

The Chinese mainland is the Group's primary business region, comprising 76.7% of the group's total assets (before elimination) and 59.4% of its total pre-tax profit in 2005. The Bank has an extensive branch network across the mainland, providing traditional commercial banking services, principally including retail and corporate banking business with products covering deposits, loans, settlement, treasury service, and agency business etc. With regard to foreign currency business, the Bank continued to maintain a distinct advantage in the domestic market. During 2005, all domestic business lines maintained a steady and balanced growth. The assets and liabilities of domestic operations totaled RMB 3,804 billion and RMB 3,584.1 billion respectively at the end of the year, representing respective increases of 14.1% and 14.2% from the beginning of the year.

### Financial position in Mainland China

Unit: RMB million

| | 2005 | 2004 | Increase | Percent (%) |
|---|---|---|---|---|
| Total profit before tax | 32,752 | 16,289 | 16,463 | 101.07 |
| Total assets | 3,803,989 | 3,333,298 | 470,691 | 14.12 |
| Total liabilities | 3,584,086 | 3,138,214 | 445,872 | 14.21 |

## Hong Kong and Macau

Hong Kong and Macau are also key business regions for the Group in addition to the Chinese mainland. The two cities accounted for 19.5% of the group's total assets (before elimination) and 37.1% of its total pre-tax profit. Besides traditional commercial banking activities, the Group also has subsidiaries in the region conducting insurance and investment banking activities including BOCI Holdings Limited (investment banking), BOCG Insurance Co., Ltd. (insurance company) and BOC Group Investment Limited (investment company) etc. These companies are essential to the implementation of the Bank's strategic plan of having a universal banking operation. As a result of the economic recovery in Hong Kong, increase of interest rates of foreign currencies and enhancement of internal management, the Group's operations in Hong Kong and Macau generated total pre-tax profit of RMB 20.5 billion in 2005, a year-on-year increase of 20.5%. At the end of 2005, these operations' total assets were RMB 966.2 billion, and total liabilities were RMB 871 billion, without significant change from the last year.

### Financial position in Hong Kong and Macau

Unit: RMB million

| | 2005 | 2004 | Increase | Percent (%) |
|---|---|---|---|---|
| Total profit before tax | 20,450 | 16,966 | 3,484 | 20.54 |
| Total assets | 966,225 | 959,668 | 6,557 | 0.68 |
| Total liabilities | 871,046 | 876,343 | (5,297) | (0.60) |

## Other Overseas Regions

In addition to Chinese Mainland and the Hong Kong and Macau regions, the Group has also established a substantial overseas network with operations in Europe, North America, South America and other Asia-Pacific regions. These Overseas Operations (excluding Hong Kong and Macau) comprised 3.8% of the Group's total assets (before elimination) and contributed 3.5% of its total pre-tax profit for 2005. In these regions, the Group is committed to delivering traditional commercial banking services to its customers. Benefiting from the rise of foreign currency interest rates and the improvement of asset quality, the pretax profit of the Group's Overseas Operations, excluding Hong Kong and Macau, was RMB 1.9 billion, representing an increase of 46.7% as compared to the year before. At the end of the year, the assets and liabilities totaled RMB 187 billion and RMB 178.9 billion respectively, reflecting decreases of both assets and liabilities compared with the previous year.

### Financial position in other overseas regions

Unit: RMB million

| | 2005 | 2004 | Increase/ Decrease | Percent (%) |
|---|---|---|---|---|
| Total profit before tax | 1,938 | 1,321 | 617 | 46.71 |
| Total assets | 186,982 | 234,718 | (47,736) | (20.34) |
| Total liabilities | 178,853 | 226,518 | (47,665) | (21.04) |

# Business review

With a global presence in 27 countries and regions, the Bank operates through three principal lines of business – commercial banking, investment banking and insurance. It maintains correspondent relationships with over 1,400 foreign banks which, collectively, have 46,900 branches worldwide. Its global network, diverse customer bases, and comprehensive range of services provide the Bank with a distinct competitive advantage in the domestic banking market.



Group customer deposits by currency
(Unit: RMB 100 million)
30,360
33,425
37,038
17,613
20,933
25,319
12,747
12,492
11,719
2003
2004
2005
RMB
Foreign currencies


## Commercial banking

Commercial banking is the traditional core business of the Group and principally includes corporate and personal banking and treasury services.

### Corporate banking

- The Bank achieved steady growth in market share of the domestic RMB corporate deposits.
- The Bank maintained its leading position in the domestic market share for foreign currency corporate deposits and loans.
- The Bank intensified the focus on its key customer base and developed enhanced marketing and customer services processes for key customers.



Group total loans by currency
(Unit: RMB 100 million)
21,575
21,465
22,350
13,209
13,788
14,779
8,366
7,677
7,571
2003
2004
2005
RMB
Foreign currencies


The Bank provides to corporate customers (including state-owned enterprises, private enterprises, foreign-invested enterprises, financial institutions and government agencies) with a comprehensive range of financial products, financing and financial solutions. They include deposit-taking, lending, trade-related services and trade financing, clearing and custody. In accordance with its strategy of focusing on key and large corporate customers, the Bank has established business relationship with many of the most pre-eminent Chinese companies and financial institutions, multinationals operating in China, and government agencies. In this regard, the Group had established credit business relationships with about 41,000 corporate customers by the end of 2005.

#### Corporate deposits and loans

At the end of 2005, the balance of domestic RMB corporate deposits was RMB 99.54 billion, an increase of RMB 177.7 billion during the year. The Bank's market share of corporate deposits was 8%, an increase of 0.3% during the year. The outstanding balance of domestic RMB corporate loans was RMB 1,096.1 billion, an increase of RMB 67.6 billion from the prior year-end, and the market share was approximately 9.5%. The rapid increase of RMB corporate deposits was attributed to to the reform of the RMB exchange rate regime and intensified marketing efforts by domestic operations. As a result of a pro-active adjustment of the customer structure, the growth of domestic corporate loans was slower than that experienced in prior years.



Corporate deposits by currency
(Unit: RMB 100 million)
11,011
12,899
13,498
7,674
9,036
9,959
3,337
3,863
3,717
2003
2004
2005
RMB
Foreign currencies


At the end of 2005, the balance of domestic foreign currency corporate deposits was USD 17.7 billion, an increase of USD 1.5 billion during the year. The Bank's market share of foreign currency corporate deposits was 23.7%, a decrease of 5.7% from the prior year-end. The outstanding balance of domestic foreign currency corporate loans was USD 40.1 billion, a decline of USD 2.7 billion. The market share was 43.3%, a decrease of 6.2% from the prior year-end. At the end of 2005, the balance of overseas operations' foreign currency corporate deposits totaled USD 28.3 billion, and outstanding balance of foreign currency corporate loans was USD 35.9 billion.

In 2005, the Bank developed and packaged new products such as the "Cash Pool" and further streamlined business processes to meet the increasingly sophisticated needs of our customers. We are the first domestic bank authorized to provide customers with centralized management of foreign currency funds, thus broadening the business scope. In the same year, the Bank was recognized as the Best Cash Management Bank in China by *Asia Money*.


Corporate loans by currency
(Unit: RMB 100 million)
17,741
10,687
7,054
16,524
10,289
6,235
17,120
10,981
6,139
2003
2004
2005
RMB
Foreign currencies

All of the Bank's domestic branches and 8 overseas operations can offer corporate customers with online banking services. During the year, new E-banking products such as "BOC Direct", "Group Wealth Management", and "Cyber Tariff" were launched. We have more than 20,000 online corporate banking customers and the on-line transaction volume was over RMB 3 trillion during the year.

## Institutional banking

The Bank's institutional banking activities include deposit-taking, local and foreign currency clearing, custody, fund distribution, asset management services, insurance agency business, securities and futures clearance and settlement, bond distribution, settlement, clearing and foreign currency note services for small and medium-sized financial institutions, and correspondent banking services. By the end of 2005, the Bank had more than 1,500 group financial institution customers.

At the end of 2005, the balance of RMB deposits from financial institutions for domestic operations was RMB 141.4 billion, an increase of RMB 23.6 billion from the prior year-end. The balance of foreign currency deposits from financial institutions amounted to USD 8.6 billion, an increase of USD 3.7 billion. For the year, the Bank's commission fee income from sales of insurance products was RMB 214 million, an increase of 40.8%.


International settlement transactions of the Group
(Unit: USD 100 million)
5,299
6,551
8,081
2003
2004
2005

The Bank also operates US dollar, euro and yen clearing business through its New York, Frankfurt and Tokyo branches. These branches, together with the Singapore Branch, are all tier-1 clearing banks in the local market. According to statistics released by the New York Clearing House, the New York Branch of the Bank ranked 11th in terms of USD clearing volume for the inter-bank payment system. In 2005, the Bank was successfully qualified as the principle foreign currency clearing bank of the country's National Foreign Exchange Center.

## Custody and fund distribution

The Bank serves as custodian for a diverse range of investment funds, social security funds, insurance companies, annuity funds, banks, securities companies and trust companies. The funds we distribute as agent cover all mainstream funds such as equity funds, debt securities funds, hybrid funds and money market funds.

In 2005, the Group's domestic custody operations and fund distribution continued its healthy and rapid growth trend. Total assets under custody reached nearly RMB 170 billion, an increase of 50% over the prior year. The Bank has ranked first among domestic custodians for three consecutive years in terms of institutional assets under custody. The Bank's volume of fund distributions during the year exceeded RMB 30 billion, a year-on-year increase of 40%, leading the industry in China. The Bank also intensified its efforts in product innovation.

In this regard, it was the first financial institution in China to launch the custody business for securitization of corporate assets and bank credit assets in China, and one of the first groups of financial institutions offering agency sales and custody services for securities companies' collective asset management programs and providing trust fund custody services. It was also the first financial institution in China providing standardized custody services for corporate annuities.

### International settlement and trade finance

During the year, the Bank continued to be the leader of international settlement and trade financing services which include the issuance of import letters of credit, collection and presentation of document under export letter of credit, import bill advance, export bill purchase, forfeiting, confirmation of letters of credit, letter of guarantee and factoring.

During the year, the total volume of international settlements (including trade and non-trade) carried out by our domestic operations reached USD 524.9 billion, an increase of USD 107.1 billion or 25.6% year-on-year, with a market share of 32.6%. The volume of trade financing was USD 26.3 billion, a year-on-year increase of 21.4%. As of December 31, 2005, the outstanding balance of letters of guarantee denominated in foreign currencies issued by domestic operations reached USD 15 billion, an increase of 14.7% over the prior year; and those denominated in RMB was RMB 76.6 billion, an increase of 21.2% compared to the year before. During 2005, the volume of international factoring transactions undertaken by our domestic operations was USD 4.7 billion, representing an increase of 38.8% over the prior year, and the volume of domestic factoring transactions was RMB 13 billion, reflecting a year-on-year increase of 92.8%.

In the same year, the volume of international settlements processed through our overseas operations was USD 283.2 billion, an increase of 19.3% and the volume of trade financing was USD 34.145 billion, an increase of 14.5% compared to the prior year.

In respect of product mix and innovation, the Bank launched the silent confirmation of letters of credit, and developed the "Export Quan Yi Da" product that provides comprehensive services for export accounts receivable financing and risk management. A number of other innovative activities were launched during the year, including the purchase of long and medium-term accounts receivable under the export credit insurance, foreign exchange payment product package for importers, the expanded scope of domestic factoring services to small corporate customers, and enhanced service and functions of forfaiting business in long and medium-term export projects. During the year, the Bank was named "The Best Trade Finance Bank in China" by *The Asset*.

Purchase of long and medium-term accounts receivable under export credit insurance It is a trade finance program designed to meet the demand from corporate customers for effective management of export accounts receivable, increasing the turnover of working capital and improving their overall financial position.

## Personal banking

- At the end of 2005, outstanding domestic personal loans were RMB 380 billion, an increase of RMB 28.6 billion over the prior year-end.
- The Bank launched a comprehensive range of wealth management services in Chinese Mainland, Hong Kong and Macau.
- The Bank received a number of awards at home and abroad for its bank card business.

The Bank provides individual customers with various financial services, including savings deposits, consumer credit, bank card services, private wealth management and remittance and payment services. By the end of 2005, it had approximately 118 million individual customers, with 193 million RMB deposit accounts, 21 million foreign currency deposit accounts and 4.6 million personal loan accounts.

### Savings deposits

In 2005, growth of domestic RMB savings deposits maintained a robust momentum. The year-end balance of RMB savings deposits reached RMB 1,416.3 billion, an increase of RMB 232.1 billion over the prior year-end, representing a market share of 10.0%, an increase of 0.1%.


Group savings deposits by currency
(Unit: RMB 100 million)
19,348
9,939
9,409
20,526
11,853
8,673
22,256
14,254
8,002
2003
2004
2005
RMB
Foreign currencies

At the end of 2005, the balance of domestic foreign currency savings deposits totaled USD 32.5 billion, a decrease of USD 6.7 billion from the prior year-end, representing a market share of 53.6%, a decrease of 2%; overseas savings deposits amounted to USD 66.7 billion, an increase of RMB 0.9 billion from the prior year-end. The decrease of domestic foreign currency savings deposits was mainly attributable to the reform of RMB exchange rate regime which has adversely affected mainland residents' willingness to hold such deposits.

## Personal loans

At the end of 2005, the outstanding balance of domestic personal loans was RMB 380 billion, an increase of RMB 28.6 billion from the prior year-end, and represented a market share of 15.6%, up by 0.1%. Of the total personal loans, the balance of residential mortgage loans was RMB 286.8 billion, an increase of RMB 46.2 billion. The balance of overseas personal loans was USD 17.7 billion, an increase of USD 500 million from the prior year-end.

In 2005, the Bank launched the "Ideal Home" brand of comprehensive mortgage loan product and introduced a Direct Marketing model in promoting its mortgage business. The introduction of the retail loan online approval system also helped to accelerate the centralization of the approval of personal loans to the personal loan centers at tier-one branches.


Group personal loans by category at the end of 2005
Auto loans
5.35%
Credit card and others
15.68%
Residential mortgage loans
78.97%

"Ideal Home" personal residential loan service The introduction of this service transformed the business model of the Bank's personal residential mortgage business from the "Indirect Sell" to the "Direct Marketing" mode. By entering into strategic cooperation agreements with leading domestic real estate enterprises, the Bank directly provides to its customers with professional, one-stop and premier real estate financial services and other value-added services. As a result, the Bank's core competence in personal banking was generally enhanced.

## Personal Wealth Management

In 2005, the Bank set up over 120 VIP wealth management centers in major cities across the country, bringing the number of wealth management centers to over 200 which are supported by over 2,000 wealth management advisors. At the end of 2005, the number of domestic customers with personal financial assets of over RMB 500,000 or equivalent increased from less than 300,000 in 2004 to 503,000.


Goods and services purchased with Great Wall RMB Cards
(Unit: RMB 100 million)
409
684
976
2003
2004
2005

The Bank, as the sole banking partner of the Beijing 2008 Olympic Games, launched a number of exclusive gold products and gold souvenirs for the Beijing Olympic Games. The Bank was also the first bank in China that offers integrated wealth management service in the entire country as well as in the Asia-pacific region. It also launched investment and wealth management service by cooperating with BOCI, BOCI Securities and BOC Fund International Investment Managers, and took the lead in offering overseas wealth management service in the domestic market through collaboration with BOC Hong Kong.

"BOC Wealth Management" VIP Service The Bank is the first bank in China to launch the "BOC Wealth Management" overseas wealth management, investment management, and integrated services in the Asia-Pacific region. The Bank also took the lead in offering structured principal-guaranteed foreign exchange products which are linked to the performance of overseas stock or stock index. While enriching the "BOC Wealth Management" brand and improving the bank's operating performance, it provides customers with brand new value-added services.

## Bank Cards



The Bank provides its customers with single and dual-currency credit cards, quasi-credit cards, debit cards, and local and foreign currencies card settlement services. In 2005, the bank card business experienced rapid growth. Both the volume of foreign currency card settlements and the transaction volume of RMB cards increased significantly during the year. The outstanding number of all types of bank card also increased steadily in the year.

At the end of 2005, the Bank's domestic operations issued a total of 79.1 million Great Wall RMB Debit Cards, 6.7 million BOC Great Wall Credit Cards, and 1.4 million Credit Cards, up 7%, 10% and 53.3%, respectively, over the prior year. During the year, the volume of foreign currency card settlements was RMB 19.1 billion, a year-on-year increase of 24%, and transaction volume of Great Wall RMB cards reached RMB 97.6 billion, up 43%.

In 2005, leveraging its new centralized and professional bank card system, the Bank introduced a number of new features to its bank card business such as short messaging service, automatic loan repayment and installment, etc. It also launched a variety of competitive bank cards, including the BOC JCB Credit Card, the BOC ZTE Corporate Card, and the Great Wall RMB Credit Card with the China Union Pay indication. In the year, the Bank also initiated the Construction Plan of the BOC Privileged Merchant Network, starting to building up the BOC brand in the acquiring service sector.

BOC JCB Card This is the first dual-currency credit card denominated in RMB and yen in China. Consistent with international standards, this card can be settled in yen in yen-circulation region, and the debt can be repaid by directly converting RMB into yen, thereby protecting customers from exchange losses. Pursuant to various specific agreements, the JCB Co., Ltd will also provide various overseas services and assistance for the Bank's customers.

Annual awards 2005 received as member bank of MasterCard in China Best Contribution Award 2005, Best International Card Award 2005, Best Acquiring Bank Award 2005, Best Branch Marketing Award 2005.

Annual awards 2005 received as member bank of VISA Visa Award 2005 for the BOC Olympic Promotion.

Annual awards 2005 of China Union Pay Award for Outstanding Overseas CUP Card Performance in 2005 Award for Market Expansion of CUP Standard Credit Cards in 2005, Outstanding Organization Award in the Monthly Initiative for Cross-Bank Transaction Quality organized by CUP in October, 2005.

## Treasury services

The Group's treasury services mainly cover money market trading, investment portfolio management, foreign exchange, gold and derivatives trading, bond issuance and underwriting, and trading for customer accounts. The Group has set up five treasury service centers in Beijing, Shanghai, Hong Kong, New York and London, which enables us to engage in trading activities on a 24-hour basis.

In 2005, the reform of the RMB exchange rate forming mechanism and the development of RMB derivatives business created significant opportunities for the Bank to further develop its treasury services. The Bank seized the opportunity and continued to maintain its strong market position in treasury services through innovation. It completed the first market-maker deal in inter-bank foreign exchange market and the first RMB/foreign currency swap transaction in China, and succeeded in serving as the lead underwriter for the first batch of corporate bonds. In addition, the Group continued to lead the market by introducing wealth management products linked to commodity, stock, gold and oil and the US treasury bonds named T-Bond No.1 in China. All these products such as "Four-Season Forward" and "Credit Garden" have been warmly welcomed in the market.

In terms of commission-based business, domestic operations undertook USD 2.7 billion worth of maintenance orders of liabilities in 2005, a year-on-year rise of 58.8%. Besides, foreign exchange sales and settlements of domestic operations reached USD 292.2 billion in, a year-on-year increase of 16.9%.

TB No.1 Wealth Management Product As the flagship of the Bank's new series of wealth management products, "TB NO.1" was the first in China's financial sector that links investors' return on investment with the yield of US treasury bonds, thereby enabling investors to indirectly invest in US treasury bond market and benefit from the US economic growth.

Credit Garden Wealth Management Product This is a new foreign exchange wealth management product designed for VIP wealth management customers. It has a standardized product structure, flexible maturity, the ability to meet customers' different risk and benefit preferences, and customers are exempted from subscription and redemption fees. All these characteristics made it a premium product in the domestic market.

## Operations of BOC Hong Kong

Through Bank of China (Hong Kong) Limited ("BOC Hong Kong"), the Group conducts commercial banking business and provides a comprehensive range of financial products and services to corporate and individual customers in Hong Kong. BOC Hong Kong is one of the three note-issuing banks in Hong Kong, and ranked second in terms of total assets. By the end of 2005, BOC Hong Kong had a market share of 14.4% in terms of total customer loans in Hong Kong.

In 2005, BOC Hong Kong successfully expanded its sources of income and achieved its operating revenue and profit growth targets by leveraging its proven capabilities in product innovation, delivering customized services and trans-regional cross selling in and outside Hong Kong.

During 2005, BOC Hong Kong continued to develop its loan services in local and foreign markets and achieved a 6.6% loan growth. Retail banking continued its growth trend, with a revenue of HKD 10 billion, an increase of 24.7%. In respect of residential mortgage service, BOC Hong Kong pursued an aggressive marketing strategy, and launched flexible mortgage products. Revenue in this regard increased by 3.7%, continuously consolidating its leading position in the market. Despite the rising interest rate and fierce competition, wealth management customers increased by 64%, and assets under its management increased by 50%. The credit card business continued its growth in receivables, new card issuance, card holder spending and merchant accquiring, increasing by 9.7%, 6.9%, 17.4% and 17.3% respectively. Corporate banking experienced a steady improvement. BOC Hong Kong remained the market leader in the syndicated loan business. There was significant growth in the volume of trade financing and inward/outward bills purchase, and loan portfolio for small and medium enterprises increased by 9.1%. BOC Hong Kong was also the market leader in Hong Kong's RMB business. Both personal RMB deposits and RMB credit cards experienced substantial growth of 74% and 265% respectively. It has also led the market in introducing corporate RMB banking services in Hong Kong since December, 2005. In addition, BOC Hong Kong's revenue from treasury services was HKD 3.6 billion, an increase of 33.2%. Through the launch of diversified treasury products and increase of market penetration rate, its customer base in respect of treasury services was increased by 46% in 2005. With enhanced marketing force and service capabilities, BOC Hong Kong recorded robust business growth in the mainland in 2005, with total loans being increased by 61% over the prior year.

## Investment Banking

As the Bank's investment banking arm, BOCI Holdings Limited ("BOCI") is a wholly owned subsidiary registered in Hong Kong, and has nearly 30 affiliates and subsidiaries around the world. BOCI is a full-service investment bank with a full-fledged investment banking team and an independent international placement network. BOC International (China) Ltd., ("BOCI Securities") founded by the BOCI in Mainland China in 2002, was the first Chinese-foreign joint venture securities company that received approval to engage in A-share brokerage activities.

## Underwriting and Financial Advisory

In 2005, BOCI provided services to the split stock reform projects of Hebei Jiantou Energy Investment, Tangshan Iron & Steel and Borui Media, and act as financial advisors to the introduction of strategic investors to Bank of Beijing, the listing of the Bank of Communication, and to Sinochem Hong Kong and the Zhuhai Municipal Government.

BOCI was ranked seventh in Hong Kong's G3 (USD, EUR and JPY) money and bond markets (including red-chip companies) in terms of the issue volume in the first half of 2005, according to *Asia Money*.

In addition to the commission-based business of securities underwriting and brokerage in Mainland China, BOCI Securities has also focused on bond underwriting. It ranked top on the list of bearer treasury bonds underwriters in 2005, and has underwritten the biggest share of financial bonds issued by the China Development Bank among domestic securities companies. BOCI Securities was the sole lead underwriter of the Asian Development Bank's issue of RMB bonds in China and the co-lead underwriter of the overseas bonds issued by the Export-Import Bank of China. It also served as the leading underwriter and book runner of financial bonds of the Industrial Bank.

Through intensive efforts in developing new projects and the engagement in an increasing number of projects, BOCI has laid a solid foundation for future business development.

## Securities brokerage

In 2005, BOCI ranked among top six in the Hong Kong market in terms of the volume of equity securities spot transactions. Through intensified efforts to expand its income source and the continuous launch of new products to satisfy market demand, BOCI has doubled the annual business sales volume of its equity derivatives.

In addition to developing a global trading platform, BOCI has also expanded and reinforced the sales network and market share in the retail brokerage sector. With improved structure and service capabilities of its team of retail sales executives and focusing on high-end customers, BOCI has continuously expanded its customer base and has achieved rapid profit growth. By enhancing its fee-charging services and cooperating with its business partners, the on-line brokerage business has been profitable in the last two years. BOCI also worked closely with BOC Hong Kong in maintaining a leading market share in the Hong Kong retail security brokerage business.

In addition, BOCI ranks first among Chinese securities companies, not only in terms of the volume of fixed-income settlement in the inter-bank securities market but also in terms of volume of fixed-income bonds spot transactions. It was also awarded "2005 Excellent Brokerage in Fund Underwriting" in the competition of fund underwriters held by Shenzhen Stock Exchange.

## Asset management business

BOCI provides a wide range of asset management services through BOCI Prudential Asset Management Ltd. ("BOCI Prudential"). At the end of 2005, total assets under management reached HKD 25.9 billion. In 2005, BOCI Prudential launched the Australia Income Fund and cooperated with BOCG Life Assurance Company Ltd. to promote principal guaranteed investment insurance linked fund, with a total sales volume of HKD 840 million.

In terms of Mandatory Provident Fund business in Hong Kong, MPF membership of BOCI Prudential has reached 0.44 million at the end of 2005, accounting for 11% of the market share, and a year-on-year increase of 10.5%. Total asset under management was HKD 12.4 billion, an increase of 23% over the previous year. According to "Mercer MPF Index" released by William M. Mercer, the performance of MPF investment managed by BOCI Prudential has ranked 4th in the Hong Kong market.

During the year, BOCI has successfully launched the BOC monetary fund and the BOC China Fund through the fund company established in Mainland China. "Theme Investment" launched by the BOC China Fund has received wide recognition from institutional investors.

## Direct investment

BOCI has expanded the direct investment business from abroad to the mainland in 2005. Its objective is to become one of the best fund managers in the Chinese direct investment market.

## Insurance business


Gross premium income of BOCG Insurance
(Unit: HKD million)
1,501
1,398
1,266
2003
2004
2005

The Bank of China Group Insurance Company, Ltd. ("BOCG Insurance") was established in July 1992 in Hong Kong. It conducts its business through six branches and two wholly-owned subsidiaries -- BOC Group Life Assurance Company, Ltd. ("BOCG Life") and BOC Insurance Company, Ltd. ("BOC Insurance"). BOCG Insurance, together with its subsidiaries, provides a broad range of insurance products, including property insurance, auto insurance, employee compensation insurance, freight insurance, shipping insurance and medical insurance, as well as life insurance products inclusive of fixed and perpetual deposit life insurance and investment-linked insurance. BOCG Insurance has maintained a good market image and a considerable market share.

In 2005, BOCG Insurance achieved gross premium income of HKD 1.3 billion, with pre-tax profit of HKD 130 million. BOCG Life realized gross premium income of HKD 3.6 billion, an increase of 55.8% over the previous year, and the pre-tax profit was HKD 140 million. At the end of 2005, BOCG Insurance and BOCG Life had total assets of HKD 3.9 billion and 9.5 billion respectively.

Two fundamental elements of the strategy of BOCG Insurance are "developing new products while consolidating the old" and "enhancing product innovation". In this regard, BOCG Insurance continues to consolidate its cooperative relationship with its customers and intermediaries. In response to the increasing demand for medical treatment, BOCG Insurance initiated a campaign to promote 2005 as of the "Medical Insurance Health Year" with good marketing effect. In addition, BOCG Insurance launched the "Problem-free Perfect Life" and "Studying Abroad" personal insurance products, and designed a healthy in-hospital cash plan with high guaranteed standards and more favorable conditions for customers with wealth management demand, so as to attract high-end customers.


Gross premium income of BOCG Life
(Unit: HKD million)
1,549
2,327
3,625
2003
2004
2005

BOC Insurance mainly provides property insurance, liability insurance, marine insurance, casualty insurance and other insurance products in the mainland market. In 2005, it earned premium income of RMB 61.72 million, an increase of 9.7% over the previous year.

In April 2006, BOCG Insurance, wholly owned subsidiary of the Bank, signed an agreement with BOCHK Holdings. According to the agreement, BOCG Insurance conditionally agreed to sell 51% of its equity interests in BOCG Life to BOCHK Holdings at the purchase price of HKD 900 million, payable in cash. The transaction will result in BOCG Life becoming a part of the BOCHK Holdings group, and will create more synergy and enhance cooperation between our insurance and banking business in Hong Kong. Furthermore, the transaction will enable BOCHK Holdings to develop insurance related products more effectively and contribute to BOCHK Holding's goal of becoming a comprehensive financial services group with full product manufacturing capabilities, including insurance. The new structure will also enable BOCG Life to more effectively sell its insurance products through BOCHK's sales and marketing network by leveraging BOCHK's customer base.

## Information technology

In 2005, the Bank further improved its IT governance process and organization structure through the Business Development Committee, and enhanced its ability to integrate complementary IT projects to maximize cost effectiveness.

In 2005, the Bank continued the development of its basic core banking system, management information system and new on-line banking platform. It has also commenced the development of new infrastructure, including a new domestic operation center and non-local disaster recovery center. The work is progressing smoothly.

In addition, the Bank has also launched a series of products with new functions, including a real-time remittance system, on-line retail loan approval system, a daily multi-pricing system for settlement and sales of exchange, an on-line banking group wealth management product, and a short message business platform, thereby enhancing the IT supporting function to business development.

## Business cooperation with strategic investors

In 2005, the Bank entered into separate agreements and established strategic partnerships with the Royal Bank of Scotland Group and its wholly owned RBS banks and controlled RBS China (together "RBS"), Asia Financial Holdings Pte. Ltd. (AFH), UBS AG (UBS) and the Asian Development Bank (ADB). In March 2006, the Bank signed agreements with the National Council for Social Security Fund (SSF) to introduce them as our investor.

Under the overall framework of strategic cooperation, the Bank commenced cooperation with its strategic investors on a project-driven basis. Taking into account the expertise and characteristics of each of the strategic investors, the Bank finalized the specific cooperation projects, established working groups and formulated detailed project plans. These projects are progressing smoothly, and some of them have begun to deliver tangible results.

The cooperation with the RBS primarily focused on such business areas as credit card, wealth management, corporate banking and general insurance. In addition, it also involves the areas of risk management, financial management and operating support. The cooperation of the two parties in credit card and syndicated loans is advancing rapidly, and concrete results have been achieved in some projects. In accordance with progress made in the cooperation and business development need, both parties will explore and expand further cooperation projects in the future.

In the cooperation with AFH, the Bank will share its advanced experiences and technologies related to corporate governance, organizational restructuring, IT, etc. Both parties will also cooperate in trade finance, international settlement, and small and medium enterprise business. The Bank also signed a memorandum on trade finance cooperation with eight banks invested by Temasek Holdings, the parent company of AFH. Cooperation relating to the marketing and management experience of small and medium enterprise as well as corporate governance have also commenced gradually.

The Bank and UBS have agreed on four cooperation projects, i.e. investment banking, fixed income products and services, market risk management, and asset-liability portfolio management. The two parties have carried out in-depth exchanges in the management frame and process of market risk, interest rate risk management, liquidity management, exchange rate risk management, financing management, capital management, equity investment management, etc., and have also reached a preliminarily intention of cooperation in investment banking services.

The cooperation with ADB has principally been concentrated in four areas: anti-money laundering, operational risk management and internal control, training on environmental protection and project financing for infrastructure construction. ADB has provided consulting papers or proposals on operational risk management, anti-money laundering and training on environmental protection to the Bank. The two parties are working closely on developing detail plans for future collaboration in those areas.

The Bank and SSF will continue to expand their existing business cooperation (including but not limited to fund custodian services) and actively explore further areas of cooperation.

Without exception, all strategic investors will offer support to the Group on human resource management and training.

Each of the strategic investors have their unique expertise and thus provides the Bank with a new platform for drawing on advanced international practices and explore new business areas. The Bank attaches great importance to the promotion of cooperation with strategic investors. Leveraging on the strength and wealth of experience of these strategic investors, the Bank will endeavour to achieve its goal of expanding its business scope, improving profitability, enhancing management capability and upgrading its human resources.

## Risk Management

In 2005, the Bank achieved steady progress in the development of its risk management process, and further improved the risk management infrastructure from a long-term perspective with a view to promote centralization and professionalism in our risk management.

We seek to maintain a moderate risk preference and a balance between risk and return in a rational, stable and prudent manner. Our primary risk management objectives are to maximize value for our shareholders, maintain risk within acceptable parameters and, most important of all, to satisfy the requirements of the regulatory authorities, our depositors and other interest groups for the Bank's prudent and stable development.

The guiding principles in developing our risk management framework include:

- Complying with legal and regulatory requirements;
- Achieving an appropriate equilibrium between risk and return;
- Achieving and maintaining the independence of our risk management function;
- Holding responsible employees accountable;
- Aligning risk management and business development objectives; and
- Providing appropriate disclosure.

Through our ongoing efforts to develop and enhance our risk management framework, we seek to achieve the following objectives: extending our risk management framework to all of our business departments, branches and subsidiaries; ensuring that risks inherent in our various lines of business are effectively managed; establishing a pervasive risk management culture; developing comprehensive and integrated risk management procedures, policies and processes; and utilizing appropriate risk management tools to identify, monitor and quantify our risks.

The Risk Management framework of the Bank is mainly composed of the Board of Directors and the Risk Policy Committee under the Board, Internal Control Committee, Anti-Money Laundering Committee, Asset-Liability Management Committee and Assets Disposal Committee under the senior management, Risk Management Department, Credit Administration Department, Asset & Liability Department and Legal and Compliance Department.

## Organizational Chart of Risk Management



Board Level
Board of Directors
Risk Policy Committee
Senior Management
Internal control committee
Anti-Money Laundering Working Committee
President(1)
Asset-liability Management Committee
Asset Disposal Committee
Chief Credit Officer(2)
Risk Management Related Departments
Operational Risk
Legal and Compliance Department
Credit Risk
Risk Mangement Department and Credit Administration Department
Market Risk
Risk Management Department(3)
Liquidity Risk
Asset-Liability Management Department
Risk Management at our Business Departments Branches and Subsidiaries
Participation at the board of directors
Vertical control
Windows and vertical control
Subsidiaries
Domestic Subsidiaries
Overseas Subsidiaries
Branches
Domestic branches
Overseas branches
Business Departments
Business departments at our head office


(1) Some management decisions are made in the Presidents' meetings organized by our President with our Vice Presidents, Assistant Presdents and Chief Credit Officer.

(2) Our current Chief Credit Officer, Lonnie Dounn, has tendered his resignation notice and will resign from this position in September 2006.

(3) We are in the process of integrating the market risk management function into the risk management department. Currently market risk is primarily managed by our global markets and asset-liability management departments.

The Bank manages the risks through dedicated risk management departments or employees appointed at domestic and overseas branches (the vertical control model), risk management group or personnel working with business departments (the task force model), and participation at the Boards of Directors of BOC Hong Kong, BOCI, BOCG Insurance and BOC Investment Ltd and other subsidiaries. In 2005, we began to appoint chief credit officers ("CCOs") for the tier-one branches. The CCOs are responsible for credit risk management and credit administration, and approving credit applications independently within their authority delegated by Head Office.

## Credit Risk

Credit risk is the risk that a customer or counterparty may be unable or unwilling to meet a debt obligation to the Bank when required. The Bank's credit risks are mainly from loans, trade financing and treasury activities businesses.

We carry out the standardized policies and process in credit risk management. The credit approval process can be divided into three stages: 1) credit origination and assessment, 2) credit review and approval, and 3) loan disbursement and post-lending management. This process will be revised and updated by the Risk Management Department and related departments regularly.

### Corporate Loans

For corporate credit facilities, we continue to use the 'three-in-one' credit decision-making process. The three components of this process are an independent due diligence investigation, an independent credit review, a strict approval process by authorized approver and follow-up evaluation.

During the year, the Bank adopted several initiatives to further reform the credit authorization and credit decision-making processes under a centralized, integrated and simplified approach. These initiatives include the improvement of the process whereby credit authority is delegated, and the centralization of the approval of corporate credit for tier-two branches to the Head Office and tier-one branches. Dedicated full-time loan application file reviewers and approvers were appointed pursuant to the establishment of a specialized credit approval system and the credit authority is delegated to a specialized approver to be exercised personally rather than collectively. The credit decision-making process was also streamlined to clearly define the functions of credit origination, due diligence investigation, credit review and specialized approval with each of these processes to be conducted in one single step so as to substantially improve the processing efficiency. As at the end of 2005, the specialized approvers in pilot branches have already been appointed, and are approving credit facilities according to the new process.

The credit risk assessment system is composed of a series of risk assessment modules such as customer credit rating module, and debt facility rating module. Since 1999, the Bank has commenced using a 10-category customer credit rating system. In 2005, the Bank fully implemented the centralized management of customer credit ratings. Since 2005, any assignment of a "B" or "A" credit rating under our ten-category customer rating system is required to be approved either at out domestic tier one branches or our head office. We are in the process of developing a quantitative credit rating model based on the probability of default of our customers. In 2005, the load balance of customer classified as Category A or higher amounted to 41.9% of our total loans outstanding of the rated corporate borrowers.

Since 2005, we have established a credit disbursement monitoring system. The Credit Administration Department of the Head Office and tier-one branches have implemented controls at all of our tier-one branches and certain tier-two branches aimed at ensuring that funds are properly disbursed only after all conditions for disbursement have been satisfied.

The Bank monitors its loan quality not only on a customer account basis but also on a portfolio basis. With regard to the monitoring of individual customer loans, we keep track of the borrower's financial conditions and corporate information; monitor the usage of the credit facility with a special focus on high-risk customers and related credit exposures. In 2005, we focused on the monitoring of large-amount credit facilities, reinforced the risk alert system and the reporting process of major risk events, and further standardized the management process of collateral/pledges. At the portfolio management level, we carried out the overall monitoring of credit portfolios through regular monitoring of the risk and return; and circulated the quantitative guidelines of credit approval policies according industry and customer segments, product category and geographic region.

Loan classification is an important procedure of continuous credit monitoring across the Group. In 2005, we centralized the verification authority of loan classification to the Risk Management Departments of the Head Office and tier-one branches; and increased the level of oversight on these decisions by the Head Office. The classification of approximately 80% of our total outstanding corporate loans of our domestic operations is centralized and approved by our Head Office.

The Bank dealt with non-performing loans by various means including collection, debt restructuring, legal proceedings and realization of collaterals. If the outstanding amounts could not be recovered after we have exhausted all the above-mentioned procedures, the unrecoverable amounts will be written-off.

In 2005, the Bank attached particular importance to the management of special-mention loans by further sub-dividing the special-mention loans for customized attention and introduced specific management measures to deal with the high risk and high outstanding amount special-mention loans on a case by case basis. After the implementation of these measures, the overall risk profile of our special-mention loans has been substantially improved.

### Personal loans

The Bank established personal loan centers in tier-one domestic branches, and centralized the approval of personal loans to these personal loan centers except for individual pledged loans and government-sponsored student loans. The Bank has started implementing a consumer credit approval system to support the establishment of an electronic approval system so as to improve the processing efficiency. Since 2005, relationship managers are able to obtain the borrowers' credit information through the PBOC's national credit information system.

The day-to-day monitoring of retail loans is similar to that of corporate loans. We are currently developing plans for the establishment of collection teams within the personal banking departments at our domestic tier one branches to improve collections as well as implement more standard procedures and collection methods.

## Market Risk

Market risk is the risk of potential loss to future earnings or future cash flows that may result from changes in the value of financial instruments as a result of changes in interest rates, exchange rates, commodity prices and other market changes. The market risk borne by the Bank derives from the assets and liabilities on the Bank's balance sheet and certain off-balance sheet instruments such as commitments and guarantees.

The principal objective of our market risk management is to manage potential market losses within acceptable levels and to maintain earnings stability through independent identification, measurement and monitoring of the market risks inherent to our businesses. In order to further strengthen the independence of market risk management, in September 2005, we approved a new market risk management framework. We are in the process of integrating the market risk management function into our risk management department. Meanwhile, the Asset-Liability Management Department and Global Markets Department will work together to implement the policies and measures of the market risk management in the Bank.

### Interest Rate Risk Management

Interest rate risk is the potential loss to interest income or the value of assets due to the volatility of interest rates. We manage the interest rate risk of the banking book primarily through gap analysis, that is, the re-pricing difference between interest interest-earning assets and interest-bearing liability within the same interest rate re-pricing period. We use the gap analysis data to perform stress-testing, and adjust the re-priced period structure of our assets and liability. Meanwhile, we closely follow the trend of local and foreign currency interest rates, and adjust the interest rates of local and foreign currency deposits and loans in a timely manner to avoid interest rate risk.

In respect of treasury products, the Bank adopts such indicators as VAR, duration and Price Value of a Basis Point (PVBP) to measure interest rate risk, and utilizes stress-testing and scenario analysis to monitor risks. The Bank also designed and implemented a series of risk limits, the utilization of which is closely monitored and well managed. The Bank has set up a globalised treasury product internal control platform, to effectively monitor the market risk of treasury products of its main branches relying on its advanced market risk management infrastructure.

### Exchange Rate Risk Management

The exchange rate risk we face mainly arises from the currency mismatches in assets and liabilities, and the fluctuation of foreign exchange profits and foreign exchange capital. We are also exposed to exchange rate risks resulting from foreign currency transactions executed on behalf of our customers and for the Bank. We seek to manage the exchange rate risk resulting from currency mismatches in our assets and liabilities by matching the source and uses of our funds on a currency-by-currency basis. In addition, we are planning to manage the exchange rate risk of foreign exchange profits and foreign institution investments through hedging transactions.

## Liquidity Risk

Liquidity risk relates to the risk of funding availability at an appropriate cost when required to meet. The objective of our liquidity risk management is to ensure that all the branches/outlets maintain appropriate liquidity to meet the demand of normal operations; and are able to raise enough funds at reasonable prices within certain periods to ensure payments in the case of emergency or business development opportunity. We manage our liquidity risk to maintain the related cost within an acceptable risk range.

The bank's liquidity risk is managed on a consolidated basis at the Head Office. The liquidity management policy and risk measuring criteria are designed to be applied across the Bank. On the prudential basis, the Bank's related programs are formulated by considering the factors such as availability of financing in the market and the funding support available from the central bank.

The Bank's liquidity management integrates the asset management and liability liquidity policies. Our asset liquidity management policies are intended to encourage diversification, the realization ability of assets, and to hold an appropriate level of high liquid assets portfolio; the policies relating to liabilities are intended to increase the proportion of core deposits, to maintain the stability of liabilities and financing ability.

Our liquidity management process considers operations under normal circumstances, as well as emergency measures under abnormal circumstances. Under normal business environment, the Bank regularly updates its internal liquidity management guidelines and liquidity ratios, proactively manages its cash positions and inter-branch fund transfers, and establishes a liquid asset portfolio to ensure steady cash inflows. In addition, we established the funding forecast system to manage against potential liquidity crisis, with ongoing focus on movements in position, the performance of scenario analysis, and the consideration of crisis management issues.

In 2005, the Bank's liquidity level were managed effectively. By the end of 2005, the primary founding sources of local and foreign currency are deposits of customers, amounting to 86.65% and 75.21% in the total local and foreign currency liabilities. The liquidity ratios of the Group's local and foreign currency are 48.92% and 87.36% respectively. At the end of 2005, the RMB loan/deposit ratio of domestic branches was 58.51%, the RMB excess reserve ratio was 3.00%, the foreign currency loan/deposit ration is 80.00%, and the excess reserve ratio was 16.88%.

## Internal Control and Operational Risk Management

We are committed to maintain rigorous internal control systems to ensure the continuous and healthy development of each business. The principal objective of developing the internal control function is to establish a compliance culture and construct a comprehensive, dynamic, proactive and verifiable internal control environment which is supported by a sound internal control infrastructure, effective rules and regulations which reflects the check and balance principle, emphasis on refined process control, appropriate incentive and accountability system and reliable information technologies.

Measures taken by the Bank to achieve the above objectives include clearly defining the responsibilities of positions relevant to the internal control process; establishing and consolidating internal control structures and institutions which are supported by refined and detailed control processes in the conduct of our business; building the appropriate incentive and accountability systems; upgrading the IT system to improve the standard and quality of internal control; and intensifying training to promote a compliance culture.

In 2005, we took the following measures to enhance the standard of internal control: centralizing the management of personal banking business; establishing a follow-up supervision center to implement independent examination and supervision of completed transactions and operations in all front line business units; centralizing the accounting, audit, follow-up supervision, risk control, settlement and financial management functions to the domestic tier-one branches or certain better-managed tier-two branches; implementing compulsory vacation and substitution system for persons in charge of front line business units; rigorously implementing the video recording facility in operation outlets; promulgating and enforcing the *Compliance Handbook of Positions in the Bank* to clarify the compliance requirements and responsibilities for non-compliance in respect of each job position and revising the *Rules of Conduct for Bank Employees* and *Punishment Rules of Violation Activities.*

During the year, we also enhanced our operational risk management and made further progress in implementing our operation risk management framework and system platform. Our progress include formulating the *Operational Risk Management Policies of the Bank*; clarifying the classification of operational risks, the management structure, operational procedures and environments of operational risk management; formulating the *Risk Control Guidelines on Business Operations in the Business Outlets of the Bank*, reminding front line business units major risk and control points in business operations, defining the risk categories to be found in these control points and persons who will be held accountable.

## Internal Audit

In 2005, we strengthened the independence, professionalism and authority of the internal audit function. Under the direction of the Board and the Audit Committee, we focused on the high-risk areas and processes with relatively weak internal control. We also effectively integrated various audit activities such as the regular audit, special audit and case investigations and gradually developed an internal control evaluation mechanism on the basis of increased frequency and depth of audit. In 2005, the internal audit departments in domestic and overseas branches conducted regular audits of six departments in Head Office (55% of the total), 14 overseas outlets (48% of the total), 24 tier-one branches (75% of the total), 263 tier-two branches (90% of the total), 1393 city sub-branches (62% of the total), 788 county sub-branches (58% of the total) and four regional information centers (50% of the total). We also performed 2,556 special audits (including 2,275 economic responsibility audits) and 76 special case investigations.

In 2005, to identify structural weakness in the internal control function, eliminate operational risk and combining our efforts in the investigation and administration of special events, we targeted our audit activities at the frontline outlets, key job positions and business unit managers as the primary objects of the supervision. During 2005, we conducted three major examinations over the operational institutions throughout the Bank (with an examination coverage of 100%), through a dynamic supervision model of 'examination, rectification, re-examination'.




00852
00821


2008年第29届奥运会 —中国
历史
北京，已有3000多年的文字记载历史和悠久的城建
北京—


中国银行




00850

# Corporate Honors and Responsibilities

## New Products Branding

As a brand with almost a hundred years of history and tradition, and while maintaining its well-received corporate image as a prudently managed institution, the Bank regards product innovation and improvement of service quality as fundamental to its development. We actively seek to develop products and services that are welcomed by the market and our customers.

In the year of 2005, the continued and extensive implementation of the joint-stock reform has added new impetus to the operation of the Bank. The changes in management philosophy, the optimization of product development processes together with the utilization of advanced information technology greatly enhance the development of new products and services. The Bank has accelerated product integration and refinement, resulting in the continuous introduction of new products and services while existing ones were repackaged with new and improved functions, leading to higher quality services to our customers. New products launched in 2005 include:

- TB No.1 Wealth Management Product
- Credit Garden Wealth Management Product
- BOC JCB Card
- "Ideal Home" House Mortgage Service
- "BOC Wealth Management" VIP Service
- Purchase of medium and long-term accounts receivable under export credit insurance


2005

## Recognition in the Market

In 2005, the Bank made great progress and received wide recognition from well-known media and the banking industry both at home and abroad. The awards covered the commercial banking business as well as internal management systems. The institutions giving out the awards range from influential financial media in Asia and Europe to governments and overseas financial institutions in Asia and America.

The Banker  Ranked 18th among the "Top 1000 world Banks"

Fortune  Ranked 339 in Fortune's "Top 500"

Euro Money  Best Commercial Bank in China; Best Commercial Bank in Hong Kong (Awarded to banks performing best in real estate financial services by Euro Money)

2005 China Marketing Forum hosted by China Marketing Magazine and CCTV  2005 China Marketing Innovation Award (The only financial institution to receive the award)

## Credit Rating

In 2005, Standard & Poor's upgraded the Bank's long-term foreign currency rating from BBB- to BBB+, short-term foreign currency rating from A-3 to A-2, fundamental strength rating from D+ to C, with its long-term rating outlook as stable.

Moody's Investors Service Corporation affirmed the Bank's long-term foreign currency deposit rating-A2, short-term foreign currency deposit rating-Prime1.

In addition, Fitch Ratings upgraded the Bank's long-term foreign currency debt rating from BBB+ to A-, short-term foreign currency rating affirmed as F2, and support rating from 2 to 1; the individual rating was upgraded from D/E to D.

## Charity and Community Initiatives

Aiming at building a harmonious society, the Bank always holds to the principle of "from the people, for the people", and weighs corporate benefits and social benefits equally. The Bank reciprocates to the society in various ways. In 2005, the Bank enthusiastically supported and sponsored a number of public welfare undertakings with a total donation of RMB 20.89 million. The denotation covers fields like poverty reduction, disaster relief, aiding the disabled and vulnerable groups and sponsoring cultural and sports activities, and was warmly welcomed by the society.

## Poverty Reduction and Disaster Relief

Targeted Poverty Reduction At the beginning of year 2005, the Bank sent its poverty alleviation work team to XianYang in Shaanxi Province for the third time. The team spared no efforts to help people in the poverty-stricken areas and completed twelve infrastructure programs including a drinking water project. They also built and reconstructed a number of schools, and provided assistance to 100 children lacking education opportunity and 33 college students in financial difficulty. With these measures, the living conditions of the local people and backwardness in education were greatly improved. Their effort won high praise from local people.

Donation for Disaster-Stricken Regions In 2005, the Bank donated hundreds of thousands of RMB funds to Wuzhou in Guangxi Autonomous Region, Jiujiang in Jiangxi Province and other regions heavily struck by natural disasters, helped local people to return to a normal state of life and work as soon as possible. Donations of funds and daily necessities from staff of the Bank were organized soon after the disasters took place. These actions represented the humanitarian spirit and social responsibility to which the Bank has always attached great importance.


大地之乳 母亲水窖
中华全国妇女联合会

Donation to Mother's Water Cellar Project In accordance with the nation's west developing strategy, the Bank made a RMB 1 million donation to the Mother's Water Cellar Project in 2005, which is under the charge of China Women's Development Foundation. The Bank aimed to help improving the living conditions of mothers and children in the west arid regions, increasing the average income for peasants in poor areas, and improving their living and ecologic environment.

Whip-round for tsunami-affected areas To assist the affected areas and victims in South Asia stricken by the tsunami disaster at the end of 2004 and the beginning of 2005, "BOCHK Charitable Foundation" actively took part in and promoted whip-round. During this activity, BOCHK Charitable Foundation raised totally HKD 7.02 million, among which HKD 4.8 million were donated by staff from BOC Hong Kong and the Foundation. More than HKD 2.2 million was donated by our customers and the public. The entire donation was sent to the affected areas by the Hong Kong Red Cross.

## Culture and Education

Sponsorship of "China Tianjin Week" in Italy As the exclusive sponsor and financial service provider, the Bank contributed to the success of "China TianJin Week" in Italy in celebration of the 35th anniversary of diplomatic relations between China and Italy. It is another national level cultural exchange event that the Bank sponsored after Sino-French culture year in 2004. Apart from sponsorship, the Bank also provided high quality funds, settlement and consultation services, which assured the success of the activity.

Launch of college education loans By the end of 2005, the Bank had signed national education loan cooperation agreements with all the 115 colleges and universities affiliated to Ministry of Education, and provided financial support to hundreds of thousands of students suffering financial difficulty to help them finish their college education.

## Sports and Olympics

Sponsorship of "BOC Olympic Festival" The Bank sponsored and co-organized with the Shanghai Bureau of Sports the "BOC Olympic Festival" in Shanghai in November, 2005, marking one thousand days from the opening of the 2008 Beijing Olympic Games. The event invited local citizens to participate in activities such as Olympic 5-kilometer running, Olympic history and culture exhibition, Olympic Sports item experience and Olympic financial services. During the festival, the Bank also released new Olympics financial products, and provided a good opportunity for the citizens to experience and to enjoy high quality financial services.

Sponsoring "Plan for Developing and Training Badminton in Hong Kong" To support the development of Hong Kong's sports, BOC Hong Kong has sponsored the "Plan for Developing and Training Badminton in Hong Kong" continuously during the last nine years with the total investment of HKD 8.35 million and a total number of participants of 320,000 persons/times. Besides the continuous sponsoring of the Plan in 2005, BOC Hong Kong also participated in such programs as Badminton Promotion Plan among Hong Kong Schools and Demonstration Day of Badminton Prolocutor School, and team of "Young Olympic Pioneer" was established to promote badminton sports.

# Corporate Information

| | |
|---|---|
| 1. Registered name in Chinese: | 中国银行股份有限公司（中国银行） |
| Registered name in English: | BANK OF CHINA LIMITED (BANK OF CHINA) |
| 2. Legal representative: | Xiao Gang |
| 3. Registered address of Head Office: | 1 Fuxingmen Nei Dajie, Beijing, People's Republic of China |
| Post code: | 100818 |
| Internet website: | www.boc.cn |
| 4. Selected newspapers for information disclosure: | *Financial News, China Securities Journal, China Daily* |
| Locations where the annual report can be obtained: | major business locations |
| 5. Other relevant information | |
| Date of first registration: | 31 October 1983 |
| Place of first registration: | State Administration for Industry and Commerce |
| Corporate Business License serial number: | 1000001000134 |
| Financial License institutional serial number: | B10311000H0001 |
| Tax registration certificate number: | Jingguo shui Xi Zi 110102100001342 |
| | Dishui Jing Zi 110102100001342000 |
| Appointed auditors: | PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company |
| Address of appointed auditors: | 11th Floor, PWC Center, 202 Hubin Road, Shanghai, People's Republic of China |
| Post code: | 200021 |

The Report is prepared in both Chinese and English. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

All financial figures are prepared in accordance with PRC GAAP.

# Organizational Chart

## Organizational Chart of the Head Office



General Meeting of Shareholders
Board of Directors
Board of Supervisors
Board Secretariat
Office of Board of Supervisors
Bussiness Development Committee
Internal Control Committee
Asset-Liability Management Committee
Procurement Review Committee
Asset Disposal Committee
Anti-money Laundering Committee
Senior Management
Inspection and Audit Department
Executive Office
Human Resources Department
Asset-Liability Management Department
Risk Management Department
Accounting Department
Overseas Business Management Department
Information Technology Department
Legal and Compliance Department
Strategic Planning Department
International Finance Research Institute
Listing Office
Financial Institutions Department
Global Markets Department
Custodian and Investor Service Department
Corporate Banking Department
Credit Administration Department
Personal Banking Department
Bank Card Center
Settlement Department
Banking Department
Clearing Center
E-banking Department
Security Department
General Affairs Department
Party Affairs Department
Working Committee of the Labor Union
Retired Cadre Department
Institute of International Finance


Note: As of April 30, 2006

# Organizational Chart of the Head Office



Asian Development Bank
UBS AG
Central SAFE Investments Limited
RBS
Asia Financial Holding Pte. Ltd.
National Council for Social Security Fund
0.23%
1.55%
79.90%
9.61%
4.80%
3.91%
Bank of China Limited
Domestic operations:
Head Office, 32 tier-one branches and approximately 11,000 tier-two branches, sub-branches and outlets
Hong Kong and Macau Operations
Other overseas operations:
Branches, subsidiaries and representative offices spread in 25 overseas countries
50.31%
100%
100%
100%
100%
Macau Branch
Tai Fung Bank Limited
BOC Hong Kong (Group) Limited
BOCG Investment Limited
BOCG Insurance Company Limited
BOC International Holdings Limited
100%
49%
100%
BOC Hong Kong (BVI) Limited
BOCG Life Assurance Company Limited
BOCG Insurance Company Limited (2)
65.77%
51% (3)
0.054%
0.0539%
BOC Hong Kong (Holdings) Limited (1)
100%
BOC Hong Kong


Note: As of April 30, 2006

(1) Listed on the Hong Kong Stock Exchange.
(2) Incorporated in the PRC.
(3) In April 2006, BOCG Insurance conditionally agreed to sell 51% of its equity interest in BOCG Life to BOCHK Holdings. The sale is subject to the satisfaction of certain conditions, including the approval of the independent shareholders of BOCHK Holdings and the Insurance Authority of Hong Kong.

# Directors, Supervisors, Senior Management and Staff

## Honorary Directors [1]

| Name | Age | Position |
|---|---|---|
| CHEN Muhua | 84 | Honorary Chairperson |
| CHUANG Shih Ping | 95 | Honorary Vice Chairman |

## Board of Directors

| Name | Age | Position |
|---|---|---|
| XIAO Gang | 47 | Chairman |
| LI Lihui | 53 | Vice Chairman and President |
| ZHANG Jinghua | 49 | Non-Executive Director |
| YU Erniu | 56 | Non-Executive Director |
| ZHU Yan | 49 | Non-Executive Director |
| ZHANG Xinze | 59 | Non-Executive Director |
| HONG Zhihua | 53 | Non-Executive Director |
| HUANG Haibo | 53 | Non-Executive Director |
| Frederick Anderson GOODWIN | 47 | Non-Executive Director |
| SEAH Lim Huat Peter | 59 | Non-Executive Director |
| HUA Qingshan | 52 | Executive Director; Vice President |
| LI Zaohang | 50 | Executive Director; Vice President |
| Anthony Francis NEOH | 59 | Independent Non-Executive Director |
| William Peter COOKE | 74 | Independent Non-Executive Director |
| Patrick de SAINT-AIGNAN | 57 | Independent Non-Executive Director |
| Alberto TOGNI | 67 | Independent Non-Executive Director |

Note: (1) Under the PRC law, the honorary directors are not members of the Board of Directors and do not have any power or right to vote on any matters considered by our Board under our Article of Association

## Board of Supervisors

| Name | Age | Position |
|---|---|---|
| LIU Ziqiang | 57 | Chairman of Board of Supervisors |
| WANG Xueqiang | 48 | Supervisor |
| LIU Wanming | 47 | Supervisor |
| LI Chunyu | 46 | Employee Supervisor |
| LIU Dun | 42 | Employee Supervisor |

Note: All of our Supervisors, other than Mr. LI Chunyu and Mr. LIU Dun, were nominated by our controlling shareholder Central SAFE Investments Limited and approved by our shareholders meeting. Mr. LI Chunyu and Mr. LIU Dun are employee representatives on our Board of Supervisors and were elected by representatives of our employees.

## Senior Management

| Name | Age | Position |
|---|---|---|
| LI Lihui | 53 | President |
| HUA Qingshan | 52 | Executive Director; Vice President |
| LI Zaohang | 50 | Executive Director; Vice President |
| ZHOU Zaiqun | 53 | Vice President |
| ZHANG Yanling | 54 | Vice President |
| ZHANG Lin | 49 | Secretary of Party Discipline Committee |
| ZHU Min | 53 | Assistant President |
| ZHU Xinqiang | 53 | Assistant President |
| WANG Yongli | 41 | Assistant President |
| Lonnie DOUNN | 53 | Chief Credit Officer |
| YEUNG Jason Chi Wai | 51 | Secretary to the Board of Directors |

## Honorary Directors



CHEN Muhua, 84

has been the Honorary Chairperson of the Board of Directors since August 2004. Ms. Chen was formerly Vice Chairwoman of the Standing Committee of the National People's Congress.



CHUANG Shih Ping, 95

has been the Honorary Vice Chairman of the Board of Directors since August 2004. Mr. Chuang previously served as the Standing Commissioner of Chinese People's Political Consultative Conference, the Chairman of Nanyang Commercial Bank as well as a Director of our bank.

## Directors



### XIAO Gang, 47

has served as Chairman of the Board of Directors since March 2003. He also served as our President from March 2003 to August 2004. From October 1996 until March 2003, Mr. Xiao served as Deputy Governor and Assistant Governor of the People's Bank of China (PBOC). During this period, he was also Director of the Fund Planning Department and the Monetary Policy Department of the PBOC, Governor of the Guangdong Branch of the PBOC and Governor of the Guangdong Branch of the State Administration of Foreign Exchange. From October 1989 to October 1996, Mr. Xiao held various positions at the PBOC, including Director of the Policy Research Office, Director of the China Foreign Exchange Trading Center and Director General of the Fund and Planning Department. Mr. Xiao graduated from the Finance Department of Hunan Institute of Finance and Economics in 1981 and was awarded a Master's degree in International Economic Law by China Renmin University in 1996. Since May 2003, Mr. Xiao has served as a Director of the BOC Hong Kong Holdings, one of our subsidiaries with shares listed on the Hong Kong Stock Exchange.



### LI Lihui, 53

has served as Vice Chairman of the Board of Directors and our President since August 2004. From September 2002 to August 2004, Mr. Li served as Deputy Governor of Hainan Province, and from July 1994 to September 2002, Mr. Li was an Executive Vice President of ICBC. From 1988 to July 1994, he served in a number of positions at ICBC, including Deputy General Manager of the Fujian Branch, Chief Representative of the Singapore Representative Office and General Manager of the International Business Department. Mr. Li graduated from the Economics Department of Xiamen University in 1977 majoring in finance. He also holds an Economics Doctorate degree in finance from the Guanghua School of Management at Peking University.



### ZHANG Jinghua, 49

has served as a Non-Executive Director of Bank of China Limited since August 2004. Mr. Zhang worked for the China Securities Regulatory Commission (CSRC) from January 1993 to August 2004 in various capacities, including Director of Listed Companies Department, Director of Market Supervision Department, Director of Fund Supervision Department, Director of International Cooperation and a member of the Planning and Development Commission. Mr. Zhang graduated from Northeast Forestry Institute in 1982 and obtained a MBA degree from the State University of New York in 1988.



### YU Erniu, 56

has served as a Non-Executive Director of Bank of China Limited since August 2004. Mr. Yu previously worked for the Ministry of Finance from October 1987 to August 2004 in various capacities, including the Director of the Personnel and Education Department. Mr. Yu attended a post-graduate program in economic law at the Capital University of Economics and Business and graduated in 2001.

## ZHU Yan, 49



has served as a Non-Executive Director of Bank of China Limited since August 2004. From August 1994 to August 2004, Ms. Zhu held numerous positions at the Ministry of Finance (MOF), including Assistant Inspector and Deputy Director General of the Surveillance Bureau, Deputy Director of the Department of Central Enterprises, Director of Management Department II of the Dispatching Organ, Director of Central Department I, and Director of Inspection Department I. From September 1993 to July 1994, Ms. Zhu worked as deputy head of the Liaoning provincial Finance Department resident financial supervision team, where she oversaw State-Owned-Enterprises in Anshan and reported directly to the Ministry of Finance. From March 1990 to September 1993, she worked as head of the resident financial supervision team of Anshan Finance Bureau overseeing Anshan Iron & Steel Group. Prior to that, Ms. Zhu served as the Finance Department head, Deputy Chief Accountant and Deputy General Manager at the Anshan Coach Automotive Factory from October 1983 to February 1990. Ms. Zhu attended a post-graduate program in investment management at the Chinese Academy of Social Sciences and graduated in 1998. She studied law at the Central Communist Party School and graduated in 2001. Ms. Zhu also attended a post-graduate program in international economics at the Central Communist Party School and graduated in January 2006. Ms. Zhu is a senior accountant, and Certified Public Accountant of the Chinese Institute of Certified Public Accountants.



## ZHANG Xinze, 59

has served as a Non-Executive Director of Bank of China Limited since August 2004. Mr. Zhang worked for the PBOC from May 1975 to October 1978 and from September 1982 to August 2004 in various capacities, including Deputy Director and Inspector of the Survey and Statistics Department, the Inspector of the Credit Reporting Administration and Deputy Director of the Credit Reporting Center of Credit Reporting Administration. Mr Zhang is a research fellow and received a Bachelor's degree in finance from the Finance Department, China Renmin University in 1982.



## HONG Zhihua, 53

has served as a Non-Executive Director of Bank of China Limited since August 2004. Ms. Hong previously worked with the State Administration of Foreign Exchange from January 1982 to August 2004 in various capacities, including Deputy Director General of the Policy and Regulation Department, Deputy Director General of the International Balance Department and Inspector of the General Affairs Department. Ms. Hong is a senior economist and graduated from Yunnan University with a Bachelor's degree in Chinese Literature in 1982.



## HUANG Haibo, 53

has served as a Non-Executive Director of Bank of China Limited since August 2004. Ms. Huang worked for the PBOC from August 1977 to August 2004 in various capacities, including Deputy Director General of the Treasury Bureau. Ms. Huang graduated from the Accounting Department, Shanxi Finance University. She is a senior accountant and Certified Public Accountant of the Chinese Institute of Certified Public Accountants.



## Frederick Anderson GOODWIN, 47

has served as a Non-Executive Director of Bank of China Limited since January 2006. Sir Fred Goodwin is the Group Chief Executive of the RBS Group. Prior to joining RBS Group in 1998, he served as the Chief Executive of Clydesdale Bank Plc from 1995 to 1998 and was a partner of Touche Ross from 1988 to 1995. Sir Fred Goodwin currently is also the Chairman of the Prince's Trust. Sir Fred Goodwin graduated from University of Glasgow with a Bachelor's degree in Law in 1979. RBS China, one of our strategic investors, is a subsidiary of RBS Group. Since August 1998, Sir Fred Goodwin had been serving as a Director of RBS Group, the holding company of one of the world's largest banking and financial services groups with its primary listing on the London Stock Exchange. Headquartered in Edinburgh, Scotland, the RBS Group operates in the UK, US and internationally.



## SEAH Lim Huat Peter, 59

will, upon obtaining CBRC's approval to his appointment, be a Non-executive Director. Mr. Seah is currently a member of the Temasek Advisory Panel of Temasek Holdings (Pte.) Ltd., and president commissioner of Bank international Indonesia. Mr. Seah served as president and chief executive officer of Singapore Technologies Pte. Ltd. from 2001 to 2004. Prior to that, Mr. Seah built up his career in the banking industry over a 32-year period. Mr. Seah held various key positions at Singapore's Overseas Union Bank Limited, including as vice chairman and chief executive officer from 1991 to 2001, and general manager from 1982 to 1985. He was executive director and chief executive of international Bank of Singapore Ltd. from 1985 to 1991. Mr. Seah graduated from the University of Singapore in 1968 with a Bachelor's degree (Honours) in business administration. Mr. Seah is also a director of Capitaland Limited since 2001, Chartered Semiconductor Manufacturing Ltd. since 2002, SembCorp Industries Ltd since 1998, Siam Commercial Bank Public Company Limited since 1999, Star Hub Ltd. since 2002, Global Crossing Limited since 2003, Singapore Computer Systems Limited since 2005, Stats ChipPAC Ltd. since 2002, PT Bank Internasional Indonesia Tbk since 2004 and P T Indosat Tbk since 2004, all of which are companies listed on the securities exchanges of Singapore, Thailand, Indonesia and/or the United States.



## HUA Qingshan, 52

has served as an Executive Director of Bank of China Limited since August 2004. He joined our bank in 1994 and served as our Assistant President from May 1994 to December 1998. Since December 1998, he has served as a Vice President. He is currently also a Director of Visa International, Asia-Pacific. Mr. Hua obtained a Master's degree in Engineering from Hunan University in 1996. Since June 2002, Mr. Hua has been serving as a Non-Executive Director of BOC Hong Kong Holdings.



## LI Zaohang, 50

has served as an Executive Director of Bank of China Limited since August 2004. He joined our bank in November 2000 and has served as a Vice President since then. From November 1980 to November 2000, Mr. Li served in various capacities at CCB, including Manager, Branch Manager, General Manager of various departments of the Head Office and Executive Vice President. Mr. Li graduated from Nanjing University of Information Science and Technology in 1978. Since June 2002, Mr. Li has been serving as a Non-Executive Director of BOC Hong Kong Holdings.

## Anthony Francis NEOH, 59



has served as an Independent Non-Executive Director of Bank of China Limited since August 2004. Mr. Neoh currently serves as a member of the International Consultation Committee of CSRC and member of the Basic Law Committee of the Hong Kong Special Administrative Region under the Standing Committee of the National People's Congress. Mr. Neoh previously served as Chief Advisor to the CSRC, Chairman of the Hong Kong Securities and Futures Commission, a member of the Hong Kong Stock Exchange Council and its Listing Committee, Deputy Judge of the Hong Kong High Court, and Administrative officer of the Hong Kong Government. From 1996 to 1998, Mr. Neoh was Chairman of the Technical Committee of the International Organization of Securities Commissions. Mr. Neoh was appointed as Queen's Counsel (currently retided to as Senior Counsel) in Hong Kong in 1990. Mr. Neoh graduated from the University of London with a BA degree in Law in 1976. Mr. Neoh is a barrister of England and Wales and admitted to the State Bar of California. Mr. Neoh was a non-executive director of Global Digital Creations Holdings Limited from November 2002 to December 2005, and an independent non-executive director of the Link Management Limited, the manager of the Link Real Estate Investment Trust, from September 2004 to March 2006. Since November 2004, Mr. Neoh has been serving as an independent Non-Executive Director of China Shenhua Energy Co., Limited. The shares of the Global Digital Creations Holdings Limited are listed on the Growth Enterprise Market of the Hong Kong Stock Exchange, and the units and shares of the Link Real Estate Investment Trust and China Shenhua Energy Company Limited, respectively, are listed on the Main Board of the Hong Kong Stock Exchange.

---

## William Peter COOKE, 74



has served as an Independent Non-Executive Director of Bank of China Limited since December 2004. Mr. Cooke retired from the Bank of England in 1988 after a 33-year career. Prior to his retirement, Mr. Cooke was Associate Director and Head of Banking Supervision at the Bank of England. From 1977 to 1988, he was also Chairman of the Basel Committee of Banking Regulation and Supervisory Practices at the Bank for International Settlements, which formulated the first Basel Capital Accord. From 1989 to 2002, Mr. Cooke served as the Chairman of Price Waterhouse World Regulatory Advisory Practice and advisor of Price WaterhouseCoopers. From 1996 to 1998, Mr. Cooke was a director of BOCI. Since 1992, 1998 and 1999, Mr. Cooke respectively served as a Non-Executive Director of Financial Security Assurance (U.K.) Ltd., State Street Bank (U.K.) Ltd. and BOC International (U.K.) Limited. Mr. Cooke holds a Bachelor's and Master's degree in Modern History from Merton College, Oxford.

## Patrick de SAINT-AIGNAN, 57



has served as an Independent Non-Executive Director of Bank of China Limited since January 2006. Mr. de Saint-Aignan is an Advisory Director and a former Managing Director of Morgan Stanley. Since joining Morgan Stanley in 1974, he has served in various capacities at Morgan Stanley, including as Firm Risk Manager, Chairman of Morgan Stanley SA, France, Head of the Debt Capital Market and Head of the Derivative Products Group. From 1985 to 1992, Mr. de Saint-Aignan held various positions as a Director and Chairman of the International Swaps and Derivatives Association. Mr. de Saint-Aignan is also a Statutory Advisor to the Supervisory Board of IXIS Corporate and Investment Bank, the investment banking and securities arm of the Caisse d'Epargne Group. Mr. de Saint-Aignan graduated from the Ecole des Hautes Etudes Commerciales in 1971 and received a Master's degree with distinction in Business Administration from Harvard Business School in 1974.

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## Alberto TOGNI, 67



will, upon obtaining CBRC's approval to his appointment, be an Independent Non-Executive Director. Mr. Togni joined Swiss Bank Corporation, a predecessor of UBS AG in 1959 and after the merger between Swiss Bank Corporation and Union Bank of Switzerland in 1998, continued in UBS AG's employment until his retirement in April 2005. During his 46-year career with Swiss Bank Corporation and (after 1998) UBS AG, Mr. Togni served in various capacities. From 1998 to 2005, he was executive vice chairman of UBS AG overseeing the risk profile of the group. From 1994 to 1997, he has group chief credit officer and group chief risk officer at Swiss Bank Corporation. Prior to 1994, he held various positions at Swiss Bank Corporation in charge of the bank's worldwide credit portfolio. Mr. Togni held a banking certificate from the Swiss Business School. He graduated in 1965 from the New York Institute of Finance with a degree in investment analysis.

---

## Supervisors



### LIU Ziqiang, 57

has served as Chairman of our Board of Supervisors since August 2004. Mr. Liu was Chairman of the Board of Supervisors of our bank before our corporate restructuring from July 2003 to August 2004. He was Chairman of the Board of Supervisors of the Agricultural Development Bank of China from June 2000 to July 2003, and Vice President of the China Construction Bank (CCB) from April 1997 to June 2000 and head of Planning Department of CCB from February 1995 to April 1997. From November 1986 to May 1994, Mr. Liu held various positions in financial institutions in Shenzhen, including as Chief of the Shenzhen Development Bank Preparation Team, Deputy General Manager of Shenzhen Agricultural Bank, and Acting President, Board Chairman and General Manager of Shenzhen Development Bank. Mr. Liu received a Master's degree in Economics from the Graduate School of the PBOC in 1984.



### WANG Xueqiang, 48

has been a Supervisor since August 2004. Mr. Wang served as a Director-General Supervisor of Bank of China Limited before our corporate restructuring from July 2003 to August 2004. From October 2001 to July 2003, Mr. Wang served as a Deputy Director-General Supervisor designated directly by the State Council at the Agricultural Development Bank of China. Mr. Wang worked for the MOF and the Central Financial Working Commission from April 1985 to October 2001. Mr. Wang obtained two Bachelor's degrees from Central University of Finance and Economics in 1996 and from China Renmin University in 1998. Mr. Wang is a Certified Public Accountant qualified by the Chinese Institute of Certified Public Accountants.



### LIU Wanming, 47

has been a Supervisor of Bank of China Limited since August 2004. From November 2001 to August 2004, designated directly by the State Council, he served as a Director Supervisor at Bank of Communications and a Deputy Director-General Supervisor at our bank. From August 1984 to November 2001, Mr. Liu worked with the National Audit Office and the Agricultural Development Bank of China. Mr. Liu received a Bachelor's degree in Economics from Jiangxi University of Finance in 1984.



### LI Chunyu, 46

has served as an Employee Supervisor of Bank of China Limited since December 2004. Since August 2000 Mr. Li has served as Chairman of the Labor Union of the Head Office for our employees. From 1992 to July 2000, he worked for our Human Resources Department. Mr. Li holds a secondary college diploma.



### LIU Dun, 42

has served as an Employee Supervisor of Bank of China Limited since December 2004. Since 1991, Mr. Liu has worked for the International Settlement Division, Credit Division and Corporate Business Division of our Shandong Branch. Mr. Liu received a Master's degree in Economics from the University of Science and Technology of China in 1991.

## Senior Management



### ZHOU Zaiqun, 53

has served as a Vice President of Bank of China Limited since November 2000. From November 2000 to August 2004, Mr. Zhou also concurrently served as Vice President and Director of MasterCard International, Asia-Pacific. Prior to joining us, Mr. Zhou was the General Manager of the Beijing Branch of the ICBC from December 1999 to November 2000 and the General Manager of the Accounting and Financial Planning Departments of the ICBC from January 1997 to December 1999. Mr. Zhou received a Master's degree from the Northeast Institute of Finance and Economics in 1996. Since October 2001, Mr. Zhou has been serving as a Non-Executive Director in the BOC Hong Kong Holdings.



### ZHANG Yanling, 54

has served as a Vice President of Bank of China Limited since March 2002. Ms. Zhang joined our bank in 1977. From October 2000 to March 2002, she was an Assistant President of our bank. From April 1997 to August 2002, Ms. Zhang successively served as General Manager of our Banking Department, General Manager of our Milan Branch and General Manager of our Legal and Compliance Department. Ms. Zhang has also served as Vice Chairperson of the International Chamber of Commerce Banking Commission since July 2003. Ms. Zhang graduated from Liaoning University in 1977 and received a Master's degree from Wuhan University in 1999. Since October 2001, Ms. Zhang has has been serving as a Non-Executive Director in the BOC Hong Kong Holdings, one of our subsidiaries with shares listed on the Hong Kong Stock Exchange.



### ZHANG Lin, 49

has served as Secretary of our Party Discipline Committee of Bank of China Limited since August 2004. Prior to joining our bank, Ms. Zhang held various positions in the Export-Import Bank of China, including Assistant President from June 2002 to August 2004 and Deputy Director and Director of its Personnel Education Division from August 1998 to July 2002. Ms. Zhang graduated from the Politics and Economy Department of the Party School of the Inner Mongolian Autonomous Region's Communist Party Committee in 1983.



ZHU Min, 53

has served as Assistant President of Bank of China Limited since November 2003. He joined our bank in 1996 and sequentially served as General Manager of the Institution of International Finance, General Manager of BOCHK Restructuring and Listing Office, and then General Manager of BOC Restructuring and Listing Office. From October 2001 to date, he also serves as General Manager of the Board Secretariat of the BOCHK. Mr. Zhu graduated from Fudan University with a Bachelor's degree in 1982. He also obtained a Master in Public Affairs degree from Princeton University in 1988 and a Ph.D. degree from Johns Hopkins University in 1993.



ZHU Xinqiang, 53

has served as Assistant President of Bank of China Limited since November 2003. He joined our bank in 1977. From September 1999 to March 2004, Mr. Zhu held various positions at our bank, including General Manager of the Treasury Department and General Manager of the Global Markets Department. Mr. Zhu graduated from Jilin University in 1977.



WANG Yongli, 41

has served as Assistant President of Bank of China Limited since November 2003. He joined our bank in 1989. From April 1999 to January 2004, Mr. Wang held various positions in our bank, including General Manager of the Asset-Liability Management Department, Acting Deputy General Manager and General Manager of our Fujian Branch, and General Manager of our Hebei Branch. Mr. Wang graduated from China Renmin University and received a Master's degree in 1987. He also obtained a Doctor's degree from Xiamen University in 2005.



Lonnie DOUNN, 53

joined Bank of China Limited and became the Chief Credit Officer since March 2005. Prior to that, he worked at the Hong Kong and Shanghai Banking Corporation Group (HSBC) for over 30 years in different functions, including various credit and management positions at Marine Midland Bank (a U.S. subsidiary of HSBC) from 1974 to 1992, oversight of credit risk for HSBC (U.S.) corporate, treasury and investment banking from 1992 to 1998, and Chief Credit Officer of HSBC Asia-Pacific from 1998 to 2004. Mr. Dounn received his Bachelor of Science and Master of Business Administration degrees from Carnegie Mellon University in 1974, and obtained a Juris Doctor degree from Fordham University Law School in 1981. He is also a member of the Bar Association of the State of New York. In April 2006, Mr. Dounn tendered his resignation from our bank, effective in September 2006. We are currently seeking a replacement for Mr. Dounn as our Chief Credit Officer.



### YEUNG Jason Chi Wai, 51

has served as the Board and Company Secretary of Bank of China Limited in November 2005. He is also the Company Secretary and Head of Investor Relations of BOCHK Holdings and BOCHK. Prior to joining the BOCHK, Mr. Yeung was the General Counsel and a Director of China Everbright Limited and, before that, a partner of Woo, Kwan, Lee & Lo. He has also served at the Securities and Futures Commission in Hong Kong as a Corporate Finance Manager. Mr. Yeung graduated from the University of Hong Kong with a Bachelor's degree in Social Sciences in 1978. He also graduated from the College of Law, UK in 1985 and further obtained a Bachelor's degree in Law from the University of Western Ontario, Canada in 1991 and a MBA degree from the Richard Ivey Business School, University of Western Ontario, Canada in 2001.

## Compensation for Directors, Supervisors and the Senior Management

Our Executive Directors and Supervisors who are also our employees and our senior management personnel, receive compensation in the form of salaries, bonuses, benefits in cash, pension as well as through our contribution to their social insurance plans. Our Independent Non-Executive Directors receive directors' fees. Our Non-Executive Directors do not receive any salary or directors' fees from us. The aggregate fees and compensation paid by us to all our Directors, Supervisors and senior management members in 2005 were RMB 30,656,600, including basic salary RMB 16,247,400. As required by PRC regulations, we participate in various pension and insurance plans organized by provincial and municipal governments for our employees, including employees who are Directors, Supervisors and senior management members. We contributed a total of RMB 1,505,300 as social security expenses for Directors, Supervisors and senior management members.

Some directors and senior managers of the Bank participated in the Pre-listing Share Option Scheme of the Bank's listed subsidiary, BOCHK. According to the Scheme, a certain number of the Bank's directors and senior managers may purchase from BOCHK (BVI) outstanding shares of BOCHK for HKD 8.5 per share. These options, with a ten-year term (expiry on July 4, 2012), vest ratably over four years from July 25 2002, i.e. 25% of the shares of the options will be allocated to the participants at the end of each year. As at 31 December 2005, the options related to an aggregate of 6,142,500 shares were outstanding Mr. Jason Chi Wai Yeung, our Bourd Secretary exercised the option and obtained 119,500 shares of BOCHK in November 2005.

## Work Force Maintenance

### The Number of Employees

By the end of 2005, the Bank had 209,265 employees, consisting of 190,828 employees in domestic operations and 18,437 employees in overseas operations.

### Human Resources Management Reform

In 2005, the Bank has steadily promoted and further deepened its reform of human resources management, establishing a market-oriented position management system, and a performance management and a remuneration management system.

The Bank established a multi-dimensional position system. During the year, the Bank abolished the hierarchy-centered and administrative position system. Through clarification and analysis roles and responsibilities, the Bank established a new position system to replace the original one which was administrative-function-based. Based on organizational restructure and process integration, the Head Office and branches at all levels have established three series of job positions, including managerial, professional and operational positions according to different functions, responsibilities and business processes. The clarification of the functions, responsibilities and qualifications of all positions laid a solid foundation for the strengthening of internal management and needs/position-based recruitment, thereby creating multiple channels for the career development of employees.

The Bank established a competitive employment system. With the introduction of scientific employee assessment methods, the Bank abolished "life-long employment" and established a fair and transparent mechanism for the selection of personnel in the form of two-way selection and open competition for positions of office. The Bank recruited employees on their merits and optimized personnel structure to align with the requirements of the roles and responsibilities of the new position structure. Through employment system reform, the quality and competence of employees at most positions have been relatively improved. Employees at all levels signed new position employment agreements with the Bank and new employee relations have been established accordingly. This has laid a foundation for the standardization of employees' relationship management and increased flexibility in the employment management.

The Bank established a market-based remuneration system. It replaced the egalitarian remuneration system with a comprehensive market-based incentive mechanism. Position value is an essential part of the remuneration system which also considers internal fairness, external competition and personal incentive. Employees' salaries are determined according to their positions and responsibilities. Their remuneration is awarded on the basis of their performance and capability. The Bank also adopted a competitive remuneration strategy. The Bank has taken the performance salary as the main part of the remuneration system. Monetary income of employees, except for certain cash benefits, is mainly constituted by position salary and performance bonus. Position salary mainly reflects the value of the position and the contribution that the position creates to the Bank, and the grades and levels of salaries are determined by the results of position evaluation. Performance bonus, which mainly reflects employees' performance, is determined according to the achievement of their defined performance objectives. As far as the salary of each employee is concerned, individual ability, professional experience, and performance are all taken into consideration in allocating positions, which motivates employees to develop their capabilities.

The Bank strengthened its performance management system. The Bank has established a scientific mechanism for objective setting which will be cascaded downward, and by way of combining the balanced scorecard with objective management. Scientific and effective performance objectives throughout the organization is set in line with the strategy development and operation objective of the Bank and cascaded downward throughout the hierarchy. Second, the Bank established a systematic mechanism for performance coaching and communication.

Every quarter, managers at all levels should conduct at least one formal coaching and communication session with their subordinates and follow their subordinates' progress or objective accomplishments. Third, we established a standardized mechanism of evaluation and feedback. The evaluation should be carried out in the form of self-evaluation and evaluation from superiors. The evaluation results are divided into five grades. When the results of annual assessments are released, superiors should talk with subordinates, help them analyze their achievements and main gaps and discuss how to make improvements. Fourth, the Bank has established a systematic mechanism on motivation and improvement. The employees' performance and the realization of employees' capacity development objectives are linked to the adjustment of their positions, rotation of positions and compulsory lay-off. By reasonably applying the results of the performance evaluation, the Bankmotivates its employees to improve their working methods. Based on the improvement of employees' capacity, they can make greater contributions to the Bank.

## Training and Development

The Bank emphasized leadership development. As part of the employment system reform, the Bank strengthened the staffing of leadership teams at all levels and established the reserved talents' pool of manager. The Bank has also made significant investments in training and developing the leadership of senior managers and enhancing their ability in execution and control.


CCH

中国 STAFF

HUMAN RESOURCES AWARDS 2005

This is to certify that

HR Department Head Office, Bank of China

is the Winner of the Award for

Best HR Strategy in Line with Business, China



Presented at Traders Hotel Beijing, China on Thursday November 10th 2005

The Bank strengthened the development of professionals. The Bank utilized domestic and overseas training resources, introduced more mature courses from other countries and kept the annual training coverage ratio at 95% or above. According to the requirements for business and product development and management reform, various forms of staff training were implemented across the Bank to further develop the professional skills of its employees.

The Bank strengthened training for front-line employees. Through the 40-Hours Compulsory Training Program, the Bank carried out a training plan for all employees. It held over 4,700 off-work training courses at home and aboard, which comprised more than 190,000 person-times. Meanwhile, by using e-training systems, the Bank organized compliance exams for all its employees to further develop a strong compliance culture. About 200,000 employees from 37 branches and all Head Office departments participated in the exams and the average pass rate was 99.73%.

For the purpose of expanding the scope of employment, the Bank publicly recruited a number of senior managers and professional technical experts externally in May 2005. The positions included chief or deputy department General Managers of the Head Office, General Managers for tier-one domestic branches and senior professional technical positions of the Head Office. This public recruitment exercise attracted great response worldwide with more than one thousand applicants. After written examination and interview, 30 were finally employed, including three oversees employees.

Awards in the aspect of human resources management in 2005

| Name of Award | Time | Institution | Additional Information |
|---|---|---|---|
| Best Human Resource Strategy in Line with Business | Nov. 2005 | China STAFF | 1. *China Staff* has long been the only bilingual magazine specialized in the field of human resources management in the mainland and Hong Kong. This award is the highest honor in the field of human resources management in Greater China.<br>2. It's the first time that the award won by the Bank was granted to a state-owned or state holding enterprise in the PRC. The award is an acknowledgement to the reform of human resources management in the Bank of China. |
| Best Employer for Chinese College Students Award (2005, in the field of finance) | July 2005 | Jointly held by ChinaHR.com, Finance.sina.com.cn, *Economic Observer*, Huaxia Jishi Management and Consultant Group | The "Best Employer for Chinese College Students Award" originated from the survey on the "Best Employers for Chinese College Students". In 2003, ChinaHR.com issued the first survey report and this year's report is the third one. |
| "Ideal Employer for Chinese College Students", No.4 in general ranking, and No.1 in the field of finance. | Dec. 2005 | Universum Communications | Universum Communications was established in Sweden in 1988 and is a world-famous company for the management of employers' brand. The ranking of "Ideal Employer for Chinese College Students" in 2005 was the first investigation made by the company with regard to famous universities in China. |

# Organizational Information

## Organizational Information

By the end of 2005, the Bank had 11,646 domestic and overseas branches and outlets in total, 264 less than that at the end of 2004. There were 11,018 domestic branches and outlets, 288 less than that at the beginning of 2005 and 627 overseas branches and outlets, 24 more than that at the beginning of 2005.

## Process Integration and Organizational Restructuring

In 2005, the Bank began to implement its organizational restructuring and process integration, the fundamental objective of which is to increase efficiency, reduce costs, improve management, strengthen internal control and the organizational structure to better meet customers' needs. The basic requirements and targets of the progress integration are to consolidate the front office, strengthen the middle office and centralize the back office to achieve integrative management, reduce management levels and organizations and increase management efficiency.

Through process integration, the Bank strengthened the business and management function of tier-one branches as regional business and management centers. In addition, the Bank undertook gradual measures to flatten management structure by managing branches and outlets based on business lines and product lines. Accounting, post-transaction supervision, risk management, fund clearing, and financial management will be, as planned, centralized in the tier-one branches or those tier-two branches with better administrative functions. The Bank transformed its business outlets, including branches and sub-branches, into service terminals and marketing windows and in so doing it developed its marketing process and customer service focus. Through the establishment of new management departments such as the Credit Administration Department, the Accounting and Clearing Department, operations department, the Bank achieved segregation of front, middle and back offices, to minimizes operational risk and provide an improved control and risk management infrastructure. With regard to credit risk management, we improved the three-in-one mechanism of the credit decision making process and retained all corporate lending approval authority under the examination and approval of the Head Office and tier-one branches, strengthening our internal oversight process and the ongoing management of our loan portfolio. Further, we have made ongoing improvements to our overall organizational structure across the whole bank to optimize operational efficiency.

The Bank accelerated the restructuring of its organizational network during the year. It removed or merged some small branches or outlets without development potential. Last year, the Bank opened 82 newoutlets across different regions, and closed 370 outlets. Guiding Opinion of the Organizations Development for 2005-2007 was enacted, which clarified objectives and detailed measures for the development of domestic organizations in the next three years.

# Corporate Governance

In 2005, the Bank continued the construction of its corporate governance framework as a modern joint-stock company composed of a general meeting of shareholders, a Board of Directors, a Board of Supervisors and senior management.

## Corporate Governance Framework

The Bank's corporate governance framework is subject to the guidance and monitoring of the Board of Directors, and is separated from the operation and administration of senior management. The five special committees under the Board of Directors assist the Board of Directors in decision-making and oversight functions in the fields of strategic planning, audit, risk management, personnel and remuneration, and related transaction control, to ensure the Board of Directors discusses and decides issues in a professional and efficient manner. The General Meeting of Shareholders, the Board of Directors, the Board of Supervisors and the Senior Management duly perform their functions and responsibilities, and have already played an important and actual role in the bank's operation. The posts of the Chairman and the President are assumed by two persons, to avoid undue concentration of power.

## Shareholders

Our initial sponsor, Central SAFE Investments Limited ("Central SAFE"), is a wholly state-owned investment company organized with the approval of the State Council and does not engage in any commercial activities. In 2005, the Bank actively introduced strategic investors and diversified its equity structure. By the end of 2005, the Bank's equity structure was as follows: 209,427,362,357 common shares were issued, of which Central SAFE Investment Limited held 174,128,718,217 shares, accounting for about 83.1452% of the bank's total equities, RBS China Investments S.A.R.L. held 20,942,736,236 shares, accounting for 10% of the Bank's total equities, Asia Financial Holdings Pte. Ltd. held 10,471,368,118 shares, accounting for 5% of the Bank's total equities, UBS AG held 3,377,860,684 shares, accounting for about 1.6129% of the Bank's total equities, and Asian Development Bank held 506,679,102 shares, accounting for about 0.2419% of the Bank's total equities. After the equity investment by the National Council for Social Welfare Fund in March 2006, the Bank's equity structure is as follows: 217,941,778,009 common shares are issued, of which Central SAFE holds 174,128,718,217 shares, accounting for about 79.90% of the Bank's total equities, RBS China Investment S.A.R.L. holds 20,942,736,236, accounting for about 9.61% of the Bank's total equities, Asia Financial Holdings Pte. Ltd. holds 10,471,368,118 shares, accounting for about 4.80% of the Bank's total equities, UBS AG holds 3,377,860,684 shares, accounting for about 1.55% of the Bank's total equities, Asian Development Bank holds 506,679,102 shares, accounting for about 0.23% of the Bank's total equities, and the National Council for Social Security Fund holds 8,514,415,652 shares, accounting for about 3.91% of the Bank's total equities.

## General Meeting of Shareholders

The General Meeting of Shareholders is the highest authority within the Bank. In 2005, the Bank held an Annual General Meeting of Shareholders and seven special Shareholders General Meetings, pursuant to the statutory procedures, and passed resolutions relating to work reports of the Board of Directors and the Board of Supervisors, the business plan and the financial budget, the profit distribution plan, the appointment of auditors and approval of auditors' fees, the introduction of strategic investors and the IPO plan, recruitment of independent directors and revision of the Articles of Association.

## The Board of Directors

Responsible to the General Meeting of Shareholders, the Board of Directors is the Bank's decision-making body. The Board is mainly composed of non-executive directors and independent non-executive directors, to ensure that its decision-making is independent and objective, and its oversight of the Management is effective and fair.

As at April 20, 2006, the Board of Directors comprises 14 members. Other than the Board Chairman, there are three independent non-executive directors, seven non-executive directors and three executive directors. They are elected at the General Meeting of Shareholders, with a term of office of three years. A director may serve consecutive terms by reelection and reappointment. The Bank's Board Chairman and Vice Chairman are elected by the Board of Directors. For a detailed background of the board members, please refer to the part VII (Directors, Supervisors, Senior Management and Staff) of this annual report.

From January 1, 2005 to the December 31, 2005, the Board of Directors held five regular meetings and six interim meetings, and passed nine resolutions by means of voting by correspondence. These resolutions included the profit distribution plan, the appointment of auditors and approval of auditors' fees, measures on remuneration and performance evaluation of senior management, the IPO plan, the introduction of strategic investors, the recruitment of independent directors, changes in the membership of the committees of the Board of Directors, and revision of the Articles of Association.

## The Strategic Development Committee

The Strategic Development Committee comprises nine members, including the Board Chairman, one executive director and seven non-executive directors. Board Chairman Xiao Gang concurrently serves as committee chairman, and committee members include Li Lihui, Zhang Jinghua, Yu Erniu, Zhu Yan, Zhang Xinze, Hong Zhihua, Huang Haibo and Sir Fred Goodwin. The committee is responsible for developing the strategic plan, and assessing the effectiveness of the plan and reviewing and assessing programs on the following issues and submitting them to the Board of Directors for review:

- Strategic development plans;
- Annual budgets;
- Capital allocation plans;
- Merger and acquisition plans;
- Key investments and financing plans;
- Substantial internal restructuring and adjustment.

The Strategic Development Committee held four meetings in 2005. At these meetings, the committee studied and established the strategic development vision, reviewed the investment approval management policy, and examined and approved various fixed asset investment projects.

## The Audit Committee

The Audit Committee comprises five members, including two non-executive directors and three independent non-executive directors. Independent non-executive director Patrick de Saint-Aignan acts as the committee chairman and the committee members include Zhu Yan, Huang Haibo, Anthony Francis Neoh and Peter Cooke. The Committee is mainly responsible for:

- Recommending the appointment and fees of the external auditor; and assessing its performance and independence;
- Reviewing the external auditor's audit, internal control report and audit plan;
- Reviewing the financial reports, other financial disclosures and significant accounting and auditing policies and regulations;
- Approving the internal audit charter and organizational structure and budget of the internal audit department, ensuring its independence and evaluating its pe rformance;
- Nominating the Chief Audit Officer who reports directly to and is evaluated by the committee;
- Overseeing the Bank's internal controls, including reviewing internal audit report findings, management's responses and plans to address material weaknesses, and discussing the adequacy of internal controls with the chief audit officer and the external auditor.

The Audit Committee held nine meetings in 2005. In addition to enhancing the performance of internal audit, giving full effect to the oversight function, it strengthened the oversight of the external audit to ensure that financial reports audited by external auditors are accurate, effective and complete.

## The Risk Policy Committee

The Risk Policy Committee comprises five members, including two non-executive directors, one executive director and two independent non-executive directors. Mr. Anthony Francis Neoh, an independent non-executive director, acts as the committee chairman, and the committee members include Zhang Jinghua, Zhan Xinze, Hua Qingshan and Patrick de Saint-Aignan. The committee is mainly responsible for:

- Assessing and monitoring the implementation of our risk management and internal control policies, including credit policies;
- Overseeing the exposure against established parameters while monitoring and accessing the Bank's risk appetite;
- Reviewing the effectiveness of our legal and compliance process and monitoring its implementation;
- Reviewing and approving credit decisions in excess of the credit authorization limits delegated to the Bank's President.

The Risk Policy Committee held five meetings in 2005. At these meetings, the committee reviewed the general principle and segregation of the Bank's risk management policies, established policies relating to market risk, credit risk, liquidity risk and operational risk, and set up the Bank's key risk indicators.

## The Personnel and Remuneration Committee

The Personnel and Remuneration Committee comprises five members, including two non-executive directors and three independent non-executive directors. Non-executive director Yu Erniu acts as the committee chairman and the committee members include Hong Zhihua, Anthony Francis Neoh, Peter Cooke and Patrick de Saint-Aignan. The Committee is mainly responsible for:

- Reviewing the Bank's human resource and remuneration policies and overseeing their implementation;
- Nominating the Bank's directors and the senior management;
- Reviewing the standards and procedures for selecting, nominating and appointing directors, members of the Bank's board committees and senior managers;
- Reviewing the remuneration policies submitted by the Bank's management;
- Formulating the standards for reviewing the performance of the Bank's senior management, and appraise the performance of the directors and senior managers.

The Personnel and Remuneration Committee held six meetings in 2005, at which it established the Bank's remuneration strategy, set the performance evaluation targets and formulated the remuneration management measures for Senior Management, and reviewed the bank's long-term incentive policy.

## The Connected Transaction Control Committee

The Connected Transaction Control Committee comprises four members, including two executive directors and two independent non-executive directors. Independent non-executive director Peter Cooke acts as the committee chairman, and the committee members include Hua Qingshan, Li Zaohang and Anthony Francis Neoh. The committee is mainly responsible for:

- Formulating policies and procedures with regard to related party transactions;
- Identifying the related parties of the Bank, and report to the Board of Directors and the Board of Supervisors;

- Identifying the related party transactions pursuant to related laws and regulations;
- Examining the major related party transactions of the Bank according to Chinese laws and regulations.

The Connected Transaction Control Committee held four meetings in 2005. At these meetings, the committee defined the bank's connected transactions and related parties, formulated the bank's related party transaction management measures, and conducted an in-depth study of rules on such transactions.

## The Board of Supervisors

The Board of Supervisors is the bank's supervisory organ responsible for the General Meeting of the shareholders. It has the power to supervise the bank's financial activities, and oversee the activities of the Board of Directors and the senior management. The board is composed of five supervisors, including two staff supervisors elected by the staff and workers' congress. Supervisors have a term of office of three years, and may serve consecutive terms by reelection and reappointment.

From January 1, 2005 to December 31 2005, the Board of Supervisors held three meetings, where it proposed to amend the rules of procedures for the meeting of the Board of Supervisors, reviewed and passed its 2005 work report, and raised opinions on 2004 work report and the Bank's profit distribution plan.

## Senior Management

The Senior Management is the bank's executive body and reports to the Board of Directors. Headed by the President, the Senior Management comprises the Deputy Presidents and Assistant Presidents, who assist the President in managing the Bank's business activities. Principal responsibilities of the President include: presiding over the Bank's administrative, business and financial management work, implementing resolutions of the Board of Directors, drafting the Bank's business and investment plans, drafting the Bank's basic management rules and specific regulations, nominating other senior managers, and determining the bank's overall remuneration, benefit, reward and punishment measures.

In 2005, the Senior Management carried out the Bank's day-to-day business achieved operating targets and further deepened the joint-stock reform within the scope of authority established by the Articles of Association and the Board of Directors.

## Codes on Corporate Governance

The Bank's Articles of Association and the rules of procedures for the General Meeting of Shareholders, the Board of Directors and its board committees ensure the smooth operation of the Bank's corporate governance process. Taking into consideration issues encountered in corporate governance practices since its establishment, the Bank amended the Articles of Associations as well as the rules of procedures for the General Meeting of Shareholders, the Board of Directors and its board committees in 2005. The amended Articles of Association and rules of procedures are more in line with the Bank's actual conditions, and are more beneficial to the building of the corporate governance mechanism. We will continue to amend the Articles of Association as required by the introduction of strategic investors and the regulatory requirements for IPO.

## Appointment and Dismissal of Auditors

Pursuant to resolutions of shareholders at general meeting, the Bank has appointed PricewaterhouseCoopers Zhong Tian ("PWC") as our external auditor for the year 2006. PWC will review the interim financial statements and audit the annual financial statements of the Group prepared in accordance with PRC GAAP and IFRS. The auditing fee paid by the Bank to PWC in respect of the financial year of 2005 (including the mid-year review and annual audit) was RMB 12.563 million. The auditing fee paid by the Bank to PWC in respect of the financial year of 2004 was RMB 10.346 million. PWC has been the auditor of the Bank since 2003 and has provided auditing services for 3 years.

# Financial Statements and Auditors Report





PRICEWATERHOUSECOOPERS
普华永道

普华永道中天会计师事务所有限公司
11th Floor PricewaterhouseCoopers Center
202 Hu Bin Road
Shanghai 200021
People's Republic of China
Telephone +86 (21) 6123 8888
Facsimile +86 (10) 6123 8800

# REPORT OF THE AUDITORS

PwC ZT SZ (2006) No. 826

TO THE SHAREHOLDERS OF BANK OF CHINA LIMITED:

We have audited the balance sheet of Bank of China Limited (the "Bank") as at 31 December 2005 and its income statement and cash flow statement for the year then ended, and the consolidated balance sheet of Bank of China Group (the "Group", comprising the Bank and its subsidiaries) as at 31 December 2005 and its consolidated income statement and consolidated cash flow statement for the year then ended. The Bank's management is responsible for preparing these financial statements. Our responsibility is to form an opinion, based on our audit, on the financial statements.

We planned and conducted our audit in accordance with the Independent Auditing Standards issued by the Chinese Institute of Certified Public Accountants, which provides us with reasonable assurance as to whether the financial statements are free from material misstatements. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the accounting policies used and significant accounting estimates made by management in the preparation of the financial statements, and evaluation of the overall adequacy of the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements of the Bank and the consolidated financial statements of the Group present fairly, in all material respects, the financial position of the Bank and the Group as at 31 December 2005 and their results of operations and cash flows for the year then ended in accordance with the Accounting Standards for Business Enterprises, the Accounting System for Financial Institutions, and other relevant accounting regulations as applicable to the Bank and the Group as described in Section III of the notes to the financial statements.

PricewaterhouseCoopers Zhong Tian
Certified Public Accountants Limited Company


PRICEWATERHOUSECOOPERS ZHONG TIAN CERTIFIED PUBLIC ACCOUNTANTS LTD. CO.
普华永道中天会计师事务所有限公司

Shanghai, China
27 March 2006

# Balance Sheets

As at 31 December 2005

(Amount in millions of Renminbi, unless otherwise stated)

| Assets | Note | Bank of China Group | | Bank of China Limited | |
|---|---|---|---|---|---|
| | | 31 December 2005 | 31 December 2004 | 31 December 2005 | 31 December 2004 |
| Cash | | 28,664 | 28,592 | 25,144 | 25,416 |
| Precious metals | | 30,314 | 29,271 | 28,577 | 27,786 |
| Due from central banks | VI. 1 | 316,941 | 284,348 | 284,373 | 264,620 |
| Government certificates of indebtedness for bank notes issued | VI. 14 | 35,586 | 38,440 | 1,641 | 1,466 |
| Trading and other debt securities at fair value through profit or loss | VI. 2 | 107,271 | 91,012 | 82,082 | 68,027 |
| Derivative financial instruments | VI. 3 | 16,808 | 16,076 | 11,329 | 9,112 |
| Due from and placements with banks and other financial institutions | VI. 4 | 344,537 | 347,379 | 256,786 | 218,072 |
| Debt securities | VI. 5; VII. 1 | 1,562,320 | 1,218,467 | 1,297,990 | 982,337 |
| Loans and advances to customers | VI. 6; VII. 2 | 2,235,046 | 2,146,462 | 1,868,105 | 1,797,118 |
| Less: Provision for loan losses | VI. 7 | (83,153) | (74,769) | (79,581) | (69,108) |
| Interest receivable | VI. 8 | 20,408 | 15,101 | 16,107 | 12,301 |
| Equity investments | VI. 9; VII. 3 | 15,393 | 8,074 | 66,951 | 61,883 |
| Fixed assets | VI. 10 | 72,978 | 76,586 | 53,392 | 55,544 |
| Construction in progress | VI. 11 | 3,342 | 2,716 | 3,331 | 2,679 |
| Deferred income tax assets | VI. 20 | 17,561 | 19,628 | 17,428 | 19,138 |
| Other assets | VI. 12 | 18,810 | 23,060 | 10,384 | 13,248 |
| **Total assets** | | **4,742,806** | **4,270,443** | **3,944,039** | **3,489,639** |

| Liabilities | Note | Bank of China Group | | Bank of China Limited | |
|---|---|---|---|---|---|
| | | 31 December 2005 | 31 December 2004 | 31 December 2005 | 31 December 2004 |
| Due to central banks | VI. 13 | 30,055 | 69,597 | 30,030 | 69,596 |
| Bank notes in circulation | VI. 14 | 35,731 | 38,570 | 1,786 | 1,596 |
| Derivative financial instruments and liabilities at fair value through profit or loss | VI. 15 | 91,174 | 93,760 | 76,323 | 83,532 |
| Due to and placements from banks and other financial institutions | VI. 16 | 345,233 | 248,846 | 343,574 | 270,483 |
| Deposits from customers | VI. 17; VII. 4 | 3,703,777 | 3,342,477 | 3,009,187 | 2,637,229 |
| Interest payable | | 27,024 | 22,674 | 25,291 | 21,693 |
| Special purpose borrowings | VI. 18 | 52,164 | 69,549 | 52,164 | 69,549 |
| Bonds issued | VI. 19 | 60,179 | 26,253 | 60,179 | 26,253 |
| Deferred income tax liabilities | VI. 20 | 184 | 981 | 22 | 580 |
| Other liabilities | VI. 21 | 134,665 | 124,998 | 111,641 | 103,777 |
| **Total liabilities** | | **4,480,186** | **4,037,705** | **3,710,197** | **3,284,288** |
| **Minority interests** | **VI. 22** | **28,778** | **27,387** | **–** | **–** |
| **Shareholders' equity** | | | | | |
| Share capital | VI. 23 | 209,427 | 186,390 | 209,427 | 186,390 |
| Capital reserve | VI. 24 | 3,978 | – | 3,978 | – |
| Surplus reserve | VI. 25 | 5,987 | 3,140 | 5,987 | 3,140 |
| General reserve and regulatory reserve | VI. 26 | 5,109 | 419 | 5,109 | 419 |
| Undistributed profits | VI. 27 | 12,585 | 17,373 | 12,585 | 17,373 |
| Reserve for fair value changes of available-for-sale securities | VI. 28 | (1,380) | (2,315) | (1,380) | (2,315) |
| Currency translation differences | | (1,864) | 344 | (1,864) | 344 |
| **Total Shareholders' equity** | | **233,842** | **205,351** | **233,842** | **205,351** |
| **Total liabilities and Shareholders' equity** | | **4,742,806** | **4,270,443** | **3,944,039** | **3,489,639** |

The accompanying notes form an integral part of these financial statements.

Legal Representative and Chairman:



Deputy Chairman and President:



Vice President in charge of Accounting Function:



General Manager in charge of the Accounting Department:



# Income Statements

For the year ended 31 December 2005
(Amount in millions of Renminbi, unless otherwise stated)

| | Note | Bank of China Group | | Bank of China Limited | |
|---|---|---|---|---|---|
| | | 2005 | 2004 | 2005 | 2004 |
| Interest income | VI. 29; VII. 5 | 167,345 | 128,903 | 138,739 | 111,483 |
| Interest expense | VI. 29; VII. 5 | (66,940) | (43,918) | (53,500) | (39,275) |
| Net interest income | | 100,405 | 84,985 | 85,239 | 72,208 |
| Net fee and commission income | VI. 30; VII. 6 | 9,247 | 8,557 | 6,220 | 5,097 |
| Net trading income | VI. 31; VII. 7 | 4,482 | 8,752 | 2,642 | 6,430 |
| Investment (losses)/ gains | VI. 32; VII. 8 | (248) | 1,078 | 10,167 | 8,959 |
| Other operating income, net | VI. 33 | 2,142 | 1,365 | 692 | 856 |
| | | 116,028 | 104,737 | 104,960 | 93,550 |
| Operating and administrative expenses | VI. 34; VII. 9 | (45,604) | (41,915) | (38,518) | (34,690) |
| Business tax and surcharges | VI. 35 | (5,680) | (4,981) | (5,604) | (4,946) |
| Operating profit | | 64,744 | 57,841 | 60,838 | 53,914 |
| Non-operating income, net | | 1,381 | 532 | 723 | 297 |
| Profit before impairment losses | | 66,125 | 58,373 | 61,561 | 54,211 |
| Impairment losses | VI. 36; VII. 10 | (10,985) | (23,797) | (14,250) | (26,474) |
| Profit before tax | | 55,140 | 34,576 | 47,311 | 27,737 |
| Income tax | VI. 37 | (22,543) | (9,330) | (19,819) | (6,805) |
| Profit after tax | | 32,597 | 25,246 | 27,492 | 20,932 |
| Minority interests | | (5,105) | (4,314) | – | – |
| Net profit | | 27,492 | 20,932 | 27,492 | 20,932 |
| Earnings per share for profit attributable to the equity holders of the Bank during the year (expressed in Renminbi per ordinary share) | VI. 38 | | | | |
| -Basic | | 0.15 | 0.11 | – | – |
| -Diluted | | 0.15 | 0.11 | – | – |

The accompanying notes form an integral part of these financial statements.

Legal Representative and Chairman:



Deputy Chairman and President:



Vice President in charge of Accounting Function:



General Manager in charge of the Accounting Department:



# Statements of Changes in Shareholder's Equity

For the year ended 31 December 2005

(Amount in millions of Renminbi, unless otherwise stated)

| | Note | Bank of China Group and Bank of China Limited | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Share capital | Capital reserve | Surplus reserve | General reserve and regulatory reserve | Undistributed profits | Reserve for fair value changes of available-for-sale securities | Currency translation differences | Total |
| At 1 January 2005 | | 186,390 | – | 3,140 | 419 | 17,373 | (2,315) | 344 | 205,351 |
| Net profit for the year | | – | – | – | – | 27,492 | – | – | 27,492 |
| Issue of ordinary shares | VI. 23 | 23,037 | 3,964 | – | – | – | – | – | 27,001 |
| Appropriation | VI. 25; VI. 26 | – | – | 2,847 | 4,690 | (7,537) | – | – | – |
| Net fair value changes of available-for-sale securities | VI. 28 | – | – | – | – | – | 935 | – | 935 |
| Dividend | VI. 27 | – | – | – | – | (26,937) | – | – | (26,937) |
| Adoption of equity accounting for investment in an associate | VI. 27 | – | – | – | – | 2,194 | – | – | 2,194 |
| Currency translation differences | | – | – | – | – | – | – | (2,208) | (2,208) |
| Others | | – | 14 | – | – | – | – | – | 14 |
| At 31 December 2005 | | 209,427 | 3,978 | 5,987 | 5,109 | 12,585 | (1,380) | (1,864) | 233,842 |

The accompanying notes form an integral part of these financial statements.

For the year ended 31 December 2004

(Amount in millions of Renminbi, unless otherwise stated)

| | Note | Bank of China Group and Bank of China Limited | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Paid-in Capital/ Share capital | Capital reserve | Surplus reserve | General reserve and regulatory reserve | (Accumulated losses)/ Undistributed profits | Reserve for fair value changes of available-for-sale securities | Currency translation differences | Total |
| At 1 January 2004 | | 186,390 | 43,408 | – | – | (26,624) | 578 | – | 203,752 |
| Financial restructuring–Joint Stock Company Conversion | II | – | (43,408) | – | – | 26,624 | (578) | – | (17,362) |
| Net profit for the year | | – | – | – | – | 20,932 | – | – | 20,932 |
| Appropriation | VI. 25; VI.26 | – | – | 3,140 | 419 | (3,559) | – | – | – |
| Net fair value changes of available-for-sale securities | VI. 28 | – | – | – | – | – | (2,315) | – | (2,315) |
| Currency translation differences | | – | – | – | – | – | – | 344 | 344 |
| At 31 December 2004 | | 186,390 | – | 3,140 | 419 | 17,373 | (2,315) | 344 | 205,351 |

The accompanying notes form an integral part of these financial statements.

Legal Representative and Chairman:



Deputy Chairman and President:



Vice President in charge of Accounting Function:



General Manager in charge of the Accounting Department:



# Cash Flow Statements

For the year ended 31 December 2005
(Amount in millions of Renminbi, unless otherwise stated)

| | Note | Bank of China Group | Bank of China Limited |
|---|---|---|---|
| **Cash flow from operating activities** | | | |
| Interest received | | 160,563 | 133,142 |
| Commission received | | 12,716 | 8,073 |
| Cash received from bad debts written-off previously | | 2,954 | 972 |
| Net increase in customer deposits (including structured deposits) | | 379,351 | 382,761 |
| Net decrease/(increase) in due from and placements with banks and other financial institutions | | 56,168 | (11,857) |
| Net increase in due to and placements from banks and other financial institutions | | 96,387 | 73,091 |
| Net change in other operating items | | 6,972 | 7,762 |
| **Cash inflow from operating activities** | | **715,111** | **593,944** |
| Cash paid for interest on customer deposits and inter-bank balances | | (61,105) | (48,417) |
| Commission paid | | (3,451) | (1,851) |
| Cash paid to and on behalf of the employees | | (23,295) | (19,118) |
| Cash paid for operating expenses and others | | (17,618) | (14,655) |
| Income tax paid | | (17,249) | (14,670) |
| Business and other taxes paid | | (5,760) | (5,460) |
| Net increase in loans | | (94,042) | (75,256) |
| Net increase in debt securities | | (380,651) | (349,211) |
| Net increase in statutory deposit reserve with central banks | | (41,130) | (34,309) |
| Net decrease in due to central banks | | (39,542) | (39,566) |
| Net decrease in special purpose borrowings | | (17,385) | (17,385) |
| **Cash outflow from operating activities** | | **(701,228)** | **(619,898)** |
| Net cash inflow/(out flow) from operating activities | VI. 39; VII. 11 | 13,883 | (25,954) |

| | Note | Bank of China Group | Bank of China Limited |
|---|---|---|---|
| **Cash flow from investing activities** | | | |
| Cash received from disposal of fixed assets and other assets | | 4,291 | 2,212 |
| Cash received from disposal of equity investments | | 2,306 | 450 |
| Dividends received | | 116 | 6,010 |
| **Cash inflow from investing activities** | | 6,713 | 8,672 |
| Cash paid for purchase of fixed assets and other assets | | (5,951) | (4,173) |
| Cash paid for increase of equity investments | | (3,187) | (535) |
| **Cash outflow from investing activities** | | (9,138) | (4,708) |
| **Net cash (outflow)/inflow from investing activities** | | (2,425) | 3,964 |
| **Cash flow from financing activities** | | | |
| Cash received from issuance of ordinary shares | | 27,001 | 27,001 |
| Cash received from issuance of subordinated bonds | | 33,930 | 33,930 |
| Cash received from minority shareholders as additional capital injection to subsidiaries | | 17 | – |
| **Cash inflow from financing activities** | | 60,948 | 60,931 |
| Cash payments for interest on bonds issued | | (1,485) | (1,485) |
| Dividend payments | | (29,891) | (26,937) |
| **Cash outflow from financing activities** | | (31,376) | (28,422) |
| **Net cash inflow from financing activities** | | 29,572 | 32,509 |
| **Effect of foreign exchange rate changes** | | (10,060) | (9,111) |
| **Increase in cash and cash equivalents** | | 30,970 | 1,408 |
| **Cash and cash equivalents at 1 January 2005** | | 366,142 | 274,215 |
| **Cash and cash equivalents at 31 December 2005** | VI. 39; VII. 11 | 397,112 | 275,623 |

The accompanying notes form an integral part of these financial statements.

Legal Representative and Chairman:



Deputy Chairman and President:



Vice President in charge of Accounting Function:



General Manager in charge of the Accounting Department:



(Amount in millions of Renminbi, unless otherwise stated)

## I. GENERAL INFORMATION

Bank of China Limited ("the Bank") is wholly-owned by the government of the People's Republic of China (the "PRC") through China SAFE Investments Limited ("Huijin"). The Bank, formerly known as Bank of China, was founded on 5 February 1912. From its formation until 1949, the Bank performed various functions of a central bank, foreign exchange bank and commercial bank specialising in trade finance. Following the founding of the PRC in 1949, the Bank was designated as a specialised foreign exchange bank. Since 1994, the Bank has evolved into a state-owned commercial bank. In this regard, in accordance with the Master Implementation Plan for the Joint Stock Reform ("Joint Stock Reform Plan") approved by the State Council of the PRC, the Bank was converted into a joint stock commercial bank on 26 August 2004 and its name was changed from Bank of China to Bank of China Limited. The Joint Stock Reform Plan provided that the Bank retains all rights to the assets of and assumes all obligations relating to the liabilities of Bank of China.

In 2005, the Bank completed the sale of shares to four international strategic investors (Refer to Note VI. 23 (2)). As at 31 December 2005, Huijin owns 83.15% of the ordinary shares of the Bank. The Bank remains a state-controlled joint stock commercial bank.

The Bank is licensed as a financial institution by the China Banking Regulatory Commission (the "CBRC") (No. B10311000H0001) and is registered as a business enterprise with the State Administration of Industry and Commerce of the PRC (No.1000001000134).

The Bank and its subsidiaries (collectively, "the Group") provide a full range of commercial banking, investment banking, insurance and related financial services to its customers in the PRC, Hong Kong Special Administrative Region of the PRC ("Hong Kong"), Macau Special Administrative Region of the PRC ("Macau") and other major international financial centers.

The Bank's principal regulator is the CBRC. The overseas operations of the Group are also subject to the supervision of local regulators in their respective jurisdictions.

The Head Office of the Bank and its branches operating in the PRC are referred to as Domestic Operations. Branches and subsidiaries domiciled outside the PRC, including those located in Hong Kong and Macau, are referred to as Overseas Operations.

## II. FINANCIAL RESTRUCTURING

The Bank is a pilot state-owned commercial bank selected by the PRC Government to proceed with a number of bank reform initiatives, including the conversion of its form of ownership into a joint stock limited liability company. In accordance with the Joint Stock Reform Plan, the Bank completed the following significant government directed financial restructuring arrangements.

(1) On 30 December 2003, the PRC Government, through Huijin, contributed RMB 186,390 million in capital, comprising of USD 19,601,835,643.22 in cash and 7,008,861.81 ounces of gold, to the Bank. Pursuant to the Joint Stock Reform Plan, the Bank transferred pre-existing balances in its equity accounts to Accumulated losses to accommodate losses arising principally from provisions for non-performing assets. These balances consisted of Paid-in capital of RMB 141,054 million, Capital reserve of RMB 13,033 million and Surplus reserve of RMB 49,375 million.

(2) In June 2004, the Bank sold non-performing loans, with a carrying value of RMB 148,540 million (RMB 73,430 million net of related loss provisions) to Cinda. The Bank used the consideration received to subscribe for a bond issued by the People's Bank of China ("PBOC"), with a face value of RMB 73,430 million and a maturity of five years (Refer to Note VI.5).

In June 2004, the Bank sold policy-related assets, with a carrying value of RMB 18,100 million to the PBOC. The Bank received consideration of RMB 18,100 million in the form of PBOC bonds with a face value of RMB 18,100 million and a maturity of three years (Refer to Note VI.5).

In September 2004, the Bank also transferred loans classified as loss grade with a gross carrying value of RMB 105,380 million to China Orient Asset Management Company Limited ("China Orient") for no consideration. The carring value of these loans net of related loss provisions was nil. The original principal amount of these loans was RMB 141,399 million.

(3) In connection with the Joint Stock Reform Plan, the Bank revalued its assets and liabilities as of 31 December 2003 based on the

work of an independent appraiser engaged by the Bank, whose report (the "Appraisal Report") was used as the basis of recording a revaluation adjustment in the amount of RMB 10,432 million in the capital reserve account as of 31 December 2003. The value of the net assets of Bank of China at 31 December 2003, stated in the Appraisal Report was RMB 203,752 million. This amount exceeds the amount of paid-in capital of the joint stock company on its formation of RMB186,390 million by RMB17,362 million. In accordance with Caijin [2005] No.164, "Notification regarding Bank of China's treatment of the state equity surplus for the year 2003 and profit appropriation for the year 2004 " issued by the Ministry of Finance ("MOF"), the MOF concluded that (1) the excess of the appraised value over paid-in capital was RMB 17,362 million, (2) this excess belonged to the State, represented by the MOF and (3) a payable to the MOF should be established in the amount of the excess. The Bank has recorded a liability as "Other Liabilities – Payable to MOF", with a corresponding charge to Capital Reserve, Accumulated Losses, and Reserve for Fair Value Changes of Available-for-sale Securities.

(4) On 26 August 2004, in accordance with Caijin [2004] No. 76, "Approval on Bank of China State Shares Administration Related Matters" issued by the MOF, the Bank converted its form of ownership into a joint stock limited liability company.

In accordance with Yinfa [2004] No. 178, "Response to the restructuring of Bank of China into Bank of China Limited and related issues submitted by the PBOC, MOF, CBRC and China Securities Regulatory Commission" and approved by the State Council in August 2004, Bank of China Limited is the successor to all assets and liabilities of Bank of China.

In accordance with the resolution approved by the shareholder at the Fourth Extraordinary General Shareholder's Meeting held on 22 November 2005, the Bank plans to conduct Initial Public Offering in a suitable capital market.

# III. BASIS OF PREPARATION AND CONSOLIDATION

## 1. Basis of Preparation

The financial statements have been prepared based on the Accounting Standards for Business Enterprises, the Accounting System for Financial Institutions and other relevant accounting regulations applicable to the Group (referred to, collectively, as "2001 PRC GAAP"). Other relevant accounting regulations applicable to the Group include, among other things, Caikuaihan [2004] No. 61 "Response to Issues Concerning the Accounting Treatment of Debt Securities" issued by the MOF. This document provides the detailed guidance on classification, recognition and measurement of Debt securities (see Note IV.5,"Debt securities").

The financial statements have been prepared on an accrual basis and under the historical cost convention, as modified by the revaluation to fair value of precious metals, trading and other debt securities at fair value through profit or loss, available-for-sale securities, equity investments held for trading, other liabilities at fair value through profit or loss and all derivative financial instruments. Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and through the use of valuation techniques such as discounted cash flow models and options pricing models, as appropriate.

In February 2006, the MOF issued 39 new and revised Accounting Standards for Enterprises as part of the PRC government's initiative to converge the PRC GAAP with International Financial Reporting Standards. These new standards, which are mandatory for all listed companies and optional for others, are effective for accounting periods commencing on or after 1 January 2007. The Group plans to implement these standards, effective 1 January 2007 and has commenced an assessment of their effect on the Group's existing accounting policies. While management's assessment of the new standards is not yet completed, principal differences with the Group's existing accounting policies include the following:

(1) Except for the equity investments held for trading in overseas operations, the Group currently accounts for equity investments at cost less impairment. Under the new Standards, equity investments other than investments in subsidiaries, associates and investments held for trading will be classified as available-for-sale securities. Management plans to classify and account for other equity investments as available-for-sale according to the new Standards and those investments with active market quotation will

(Amount in millions of Renminbi, unless otherwise stated)

## 1. Basis of Preparation (Continued)

be recorded at fair value with gains or losses reported in share holders' equity.

(2) The Group currently accounts for investment properties at cost less impairment. Under the new Standards, these assets can either be measured at fair value or at amortised cost less impairment. The method can not be changed once it is selected by management. Management plans to account for investment properties using fair value.

(3) The Group currently accounts for the early retirement benefits on a cash basis when paid. Under the new Standards, a liability is required to be recorded at actuarially determined value of future early retirement benefits payable to employees who have commenced early retirement, with changes in the value of this liability reported in the income statement.

(4) The Bank currently accounts for its investment in subsidiaries using equity accounting method in the Bank's financial statements. Under the new Standards, these investments are stated at cost in the Bank's financial statements.

## 2. Basis of Consolidation

The consolidated financial statements include the accounts of the Bank and its subsidiaries. The significant subsidiaries of the Bank are presented in Note V. "Subsidiaries".

The Bank fully consolidates its subsidiaries from the date on which the Bank obtains actual control of the subsidiaries and the Bank de-consolidates them from the date that control ceases to exist. All significant intercompany balances, intercompany transactions and intercompany unrealised profits or losses are eliminated on consolidation. Minority interests represent the interests of minority shareholders in the operating results and net assets of the Bank's subsidiaries.

Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

## 3. Segment Reporting

A business segment is a group of assets and operations engaged in providing products and services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products and services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

# IV. PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

## 1. Accounting Year

The accounting year of the Group is from 1 January to 31 December.

## 2. Foreign Currency Translation

The consolidated financial statements are presented in Renminbi ("RMB"). Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency").

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions are recognised directly in the income statement. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date exchange rates.

Income and expense items denominated in foreign currencies are translated at average exchange rates. The differences arising from translation are recognised in the income statement.

The results and financial position of all group entities that have a functional currency different from RMB are translated into RMB as follows:

- Assets and liabilities are translated at the balance sheet date exchange rates;

- Income and expense items are translated at average exchange rates;

- The resulting exchange differences are recognised in Currency translation differences within shareholders' equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments are recorded as a separate component of shareholders' equity. When a foreign entity is sold, the related exchange differences are recognised in the income statement as part of the gain or loss on sale.

## 3. Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with original maturity less than three months, including cash, non-restricted balances with central banks, due from and placements with banks and other financial institutions, and short-term bills and notes.

## 4. Precious Metals

Precious metals comprise gold, silver and other precious metals traded in international and domestic markets. All precious metals are initially recognised at cost and subsequently re-measured at their respective market prices at the balance sheet date. Mark-to-market gains or losses related to precious metals are recognised in the income statement.

The Group receives all risks and rewards of ownership related to bullion deposited with the Group as bullion deposits, including the right to freely pledge or transfer. The Group records the gold bullion received as an asset and at the same time, a liability reflecting the obligation to return gold bullion deposited is recorded. This obligation is recorded at fair value with unrealized profit or loss recognized in the income statement.

Gold bullion and other precious metals sold subject to related repurchase agreements are not derecognised and the related counterparty liability is recorded as Due to banks, Placements from banks and other financial institutions, or Due to central banks as appropriate.

## 5. Debt Securities

### Trade-date

Transactions involving debt securities are recognised on the trade-date, the date on which the Group is committed to purchase or sell the asset.

### Classification

Pursuant to Caikuaihan [2004] No. 61 "Response to Issues Concerning Accounting Treatment of Debt Securities" issued by the MOF, the Group classifies its debt securities into four categories: debt securities at fair value through profit or loss, loans and receivables, held-to-maturity securities and available-for-sale securities. Among these debt securities, loans and receivables, held-to-maturity securities and available-for-sale securities are reported under "Debt Securities" in the balance sheet. All debt securities are initially measured and recognised at cost.

(Amount in millions of Renminbi, unless otherwise stated)

## 5. Debt Securities (Continued)

### (1) Debt securities at fair value through profit or loss

Debt securities at fair value through profit or loss include (i) securities that are acquired for the purpose of generating profits from short-term price fluctuations, and (ii) securities that are irrevocably designated at the time of purchase as fair value through profit or loss. These securities are measured at their fair values at the balance sheet date and any unrealised gains or losses arising from changes in fair value are recognised in the income statement.

### (2) Loans and receivables

Debt securities with fixed maturities and fixed or determinable payments, which are not quoted in an active market, are classified as loans and receivables. Loans and receivables are carried at amortised cost using the effective interest method, less any impairment losses.

### (3) Held-to-maturity securities

Debt securities with fixed or determinable payments and fixed maturity that are traded in active markets and with respect to which the Group's management has both the positive intention and the ability to hold to maturity are classified as held-to-maturity. Held-to-maturity securities are carried at amortised cost using the effective interest method, less any impairment losses.

### (4) Available-for-sale securities

Available-for-sale securities include securities that are either designated as such or are not classified in any of the other categories. Available-for-sale securities are re-measured at fair value at the balance sheet date. Unrealised gains and losses arising from changes in the fair value of available-for-sale securities are recognised in equity. When available-for-sale securities are disposed of or impaired, the related accumulated fair value adjustments are transferred to the income statement.

### Impairment of debt securities

The Group assesses at each balance sheet date whether there is objective evidence that a debt security is impaired. A debt security is impaired, and impairment losses are recognised, if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and that the loss event has an impact on the estimated future cash flows of the debt security that can be reliably estimated. Impairment loss is measured as the difference between the security's carrying amount or amortised cost, as appropriate to its classification, and the present value of its estimated future cash flows, and is charged through the income statement. Objective evidence includes, among other things, significant financial difficulty of an issuer, a breach of contract such as default or delinquency or disappearance of an active market because of financial difficulties.

If any such evidence of impairment exists for available-for-sale debt securities, the cumulative loss, measured as the difference between the acquisition cost (less payment of principal and amortization) and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement, is removed from equity and recognized in the income statement.

If, in a subsequent period, the fair value of a debt security classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement.

## 6. Derivative Financial Instruments

A derivative is a financial instrument or other contract that meets the following criteria:

-Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable;

-It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in those market factors;

-It is settled at a future date.

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value. The gains or losses from the valuation of the financial instruments as a result of the fluctuation of their fair value are recorded in the income statement of the current period. Derivatives with a positive fair value are reflected in the balance sheet as Derivative financial instruments assets and those with a negative fair value as derivative financial instruments liabilities.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e., the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e., without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. When such evidence exists, the Group recognizes Day 1 profits on the date of transaction.

Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are separated from the host contract and accounted for as derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.

## 7. Discounted Bills and Bills Re-discounting

### Discounted bills

Discounted bills are presented as "Loans and advances to customers" at their face values, net of unamortised deferred revenue. Deferred revenue, representing the difference between the amount of cash advanced and the face value, is accreted into interest income through the maturity date using the effective interest method.

### Bills re-discounting

The Group transfers (or "re-discounts") trade bills to banks and other financial institutions. These trade bills are derecognised when all risks and rewards have been transferred. When the criteria for derecognition have not been met, the related transactions are accounted for as secured borrowings and an obligation is recorded as placements from banks and other financial institutions or Due to central banks, as appropriate.

## 8. Loans and Advances to Customers

Loans originated by the Group are initially recorded at the amount advanced, and are subsequently carried at amortised cost using the effective interest method in the balance sheet.

Loans originated by the Group are classified as either accrual loans or non-accrual loans. When either the principal or the interest receivable relating to loans becomes overdue for more than 90 days, such loans are classified as non-accrual loans and the accrual of interest ceases. All other loans are classified as accrual loans. When the Group ceases to accrue interest on a loan, the outstanding amount of accrued interest receivable in respect of the loan is reversed through interest income. These amounts are then recorded in off-balance sheet memorandum accounts. Subsequently, any cash receipts from the borrower are first used to reduce the principal balance and interest income is only recognised when the principal amount is fully repaid. Non-accrual loans may be reinstated to accrual status when all past due principal and interest have been brought current and there is objective evidence that the borrower has the ability to make future principal and interest repayments as and when they fall due.

The Group de-recognises loans when substantially all of the risks and rewards of the underlying loans have been transferred to the purchasers of the loans without recourse.

(Amount in millions of Renminbi, unless otherwise stated)

## 9. Provisions for Loan Losses and Bad Debt Write-offs

### (1) Provision for loan losses

The Group assesses whether there is objective evidence that a loan or portfolio of loans is impaired at the balance sheet date. The Group assesses impairment individually on loans that are individually significant, and individually or collectively on those loans that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed loan, whether significant or not, it includes the loan in a portfolio of loans with similar credit risk characteristics and collectively assesses them for impairment. A loan or portfolio of loans is impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the loan and that event has an adverse impact on the estimated future cash flows of the loan or the portfolio of loans that can be reliably estimated. The objective evidence that a loan or portfolio of loans is impaired includes, but is not limited to, overdue payments of interest or principal and significant financial difficulties experienced by the borrower.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the loan's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the loan's original contractual effective interest rate. The amount of the loss is recognised in the income statement. If a loan has a variable interest rate, the discount rate for measuring loan impairment loss is the current effective interest rate determined under the contract.

The calculation of the present value of the estimated future cash flows of a collateralised loan reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral.

If, in a subsequent accounting period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised such as an improvement in the debtor's credit rating, the previously recognised impairment loss is reversed by adjusting the provision for loan losses account. The amount of the reversal is recognised in the income statement, through a reduction in the provision.

### (2) Bad debt write-offs

When a loan is deemed uncollectible, it is written off against the related provision for loan loss. Such loans are written off after all the necessary approval procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are reversed through the provision for loan impairment in the income statement.

## 10. Equity Investments

### Classification

Equity investments comprise investments in subsidiaries by the Bank, investments in associates, equity investments held for trading and other equity investments.

### (1) Investment in subsidiaries

Subsidiaries are those entities in which the Bank, directly or indirectly, controls more than 50% of the equity voting rights or has the ability to control the financial and operating policies of the respective entities so as to generate gains from their operating activities. Investments in subsidiaries are accounted for by the Bank using the equity method.

The basis of consolidation of the subsidiaries' financial statements is contained in Note III "Basis of Preparation and Consolidation".

### (2) Investment in associates

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recognised at cost. The Group's investment in associates includes equity investment differences arising on acquisition, which will be amortised over a period of no more than 10 years.

The Group's share of the post-acquisition profits or losses of associates is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements in reserves are adjusted against the cost of the investment according to the Group's investment percentage. When the Group's share of losses in an associate equals to or exceeds its interest in the associate, the Group does not recognise further losses unless the Group has incurred obligations or made payments on behalf of the associates.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

(3) Equity investments held for trading

Equity investments held for trading by the Bank's subsidiaries are measured at their fair value at the balance sheet date and any unrealised gains and losses arising from changes in fair value are recognised in the income statement.

(4) Other equity investments

Equity investments of the Group other than those described in (1) to (3) above, are presented in the balance sheet at cost less impairment.

### Impairment of equity investments

The Group assesses at each balance sheet date whether there is objective evidence that an equity investment is impaired. A significant or prolonged decline in the estimated recoverable amount of the equity investment below its cost is the principal evidence considered in determining whether the asset is impaired. If any such objective evidence exists, the difference between the carrying value and the recoverable amount is recognised in the income statement. If, in a subsequent period, the recoverable amount of an equity investment increases and the increase can be objectively related to an event occurring after the impairment loss was recognised, the impairment loss is reversed through the income statement.

## 11. Fixed Assets and Depreciation

Fixed assets include buildings, land use rights, improvements, equipment and motor vehicles used in the Group's operations which have useful lives of more than one year. Buildings comprise principally branch and office premises. Fixed assets are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the fixed assets. In connection with the Joint Stock Reform Plan, the Bank revalued its assets and adjusted the book value of fixed assets, based on revaluation results approved by the MOF.

Depreciation is calculated on the straight-line method to write down the cost of such assets to their estimated residual values over their estimated useful lives as follows:

| | Estimated useful lives |
|---|---|
| Buildings | 15-50 years |
| Land use rights | 10-70 years |
| Improvements | Shorter of economic useful life or remaining lease term |
| Equipment | 3-11 years |
| Motor vehicles | 4-6 years |

(Amount in millions of Renminbi, unless otherwise stated)

## 11. Fixed Assets and Depreciation (Continued)

On each balance sheet date, the Group reviews the estimates of the residual amounts and the remaining useful lives of the fixed assets, and makes adjustment to reflect any change in estimate, for the purpose of calculating depreciation.

Subsequent expenditures, including those for improvement, are capitalised as part of the related fixed assets only when inflows of future economic benefits are expected and can be reliably measured. All other subsequent expenditures are charged to the income statement.

If the recoverable amount of a fixed asset is lower than its carrying amount, an impairment loss is recognised in the income statement for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount of a fixed asset is the higher of the net proceeds from the disposal less costs to sell and estimated value in use. When an impairment provision is made, the remaining depreciation is calculated based on the adjusted book value and the remaining useful life of the asset. If the recoverable amount of a fixed asset becomes higher than its carrying amount, the impairment loss recognized in prior periods are reversed through the income statement, to the extent not exceeding the amount of impairment loss originally provided.

When fixed assets are disposed of, the related proceeds, net of the carrying amounts of the related fixed assets and relevant taxes and expenses are recorded in non-operating income or expense.

## 12. Construction in Progress

Construction in progress represents assets under construction or being installed and is stated at cost. Cost comprises equipment cost, cost of construction, installation and other direct costs. Items classified as construction in progress are transferred to fixed assets when such assets are ready for their intended use, and the depreciation charge commences from the following month after such assets are transferred to fixed assets.

Impairment losses are recognised for idle projects with respect to which management has determined that resumption is not probable, including those projects that are subject to litigation. The impairment loss is equal to the extent to which the estimated recoverable amount of a specific project is less than its carrying amount. Impairment losses are charged to the income statement. If the recoverable amount of construction in progress becomes higher than its carrying amount, the impairment loss recognized in prior periods are reversed through the income statement, to the extent not exceeding the amount of impairment loss originally provided.

## 13. Other Assets

### (1) Foreclosed assets

Foreclosed assets are recognised initially at a value equal to the collateralised amount of the related outstanding loan principal plus the accrued interest. Subsequently, foreclosed assets are presented in the balance sheet at their initial recognition amount less impairment.

The maintenance costs of foreclosed assets are recorded as non-operating expense as incurred. Expenses incurred in the disposal of the foreclosed assets are netted off against the proceeds of disposal.

The Group periodically reviews foreclosed assets for objective evidence of impairment. A foreclosed asset is considered to be impaired when its estimated net realisable value is lower than its carrying value. The impairment loss, being the difference between the anticipated net realisable value and the carrying amount, is charged to the income statement.

### (2) Intangible assets

Intangible assets principally comprise computer software. Intangible assets are stated in the financial statements at cost. Amortisation for intangible assets is calculated on a straight-line basis from the month of acquisition over the shorter of their estimated beneficial lives or effective useful period and is recognised in the income statement.

When the estimated recoverable amount of a specific intangible asset is lower than its carrying amount as a result of the progress of new technology, an impairment loss is recognised in the income statement. If the recoverable amount of an intangible asset becomes higher than its carrying amount, the impairment loss recognized in prior periods are reversed through the income statement, to the extent of any impairment loss previously recognized.

### (3) Debt-for-equity swaps

Debt-for-equity swaps are equity investments of Domestic Operations acquired through the debt-for-equity swap schemes and are managed by China Orient. Pursuant to Caibanjin [2001] No. 198 "Decisions on Issues relating to the Accounting Treatment of Debt-for-equity Swaps" and Caijinhan [2002] No. 6 "Letter Concerning the Treatment of Debt-for-equity Swaps of Banks" issued by the MOF, debt-for-equity swaps are initially recognised at amounts equivalent to the outstanding principal balance plus accrued interest of the related loan. Overdue interest of the loan recorded in the memorandum account is only recognised as income in the income statement on a cash received basis. Debt-for-equity swaps are presented in the balance sheet at cost less impairment and are included in "Other assets", with impairment losses included in the income statement.

### (4) Long-term prepaid expenses

Long-term prepaid expenses comprise principally prepaid rentals of which the beneficial period is more than one year and other deferred expenses with an amortisation period of more than one year. Prepaid rentals are amortised over the respective lease periods on a straight line basis. Other long-term prepaid expenses are amortised on a straight-line basis over the effective benefit period.

When there is evidence that the Group will no longer realize economic benefits from long-term prepaid expenses, the unamortised amount is charged to the income statement immediately.

### (5) Other receivables and advances

The Group carries out a regular assessment and analysis of the recoverability of other receivables and advances. When the estimated recoverable amount of other receivables and advances is lower than the carrying amount, a provision for impairment is recorded in the income statement.

## 14. Repurchase Agreements and Agreements to Re-sell

Agreements to re-sell ("Reverse repos") refer to debt securities, bills purchased from a counter-party with a related obligation to re-sell to the counter-party at a pre-determined price on a specified future date under a resale agreement. Reverse repos are initially recorded in the balance sheet under "Due from and placements with banks and other financial institutions" at the actual amount paid to counter-parties. The assets purchased under the resale agreements are treated as collateral, and not recorded in the balance sheet.

Repurchase agreements ("Repos") refer to debt securities and bills sold to a counter-party with a related obligation to repurchase them at a pre-determined price on a specified future date under a repurchase agreement. Repos are initially recorded in the balance sheet under "Due to and placements from banks and other financial institutions" or "Due to central banks" at the actual amounts received from the counter-parties. The assets sold subject to repurchase agreements are not derecognised and are recorded on the balance sheet as "Debt securities" and "Loans and advances to customers" .

The differences in prices for purchases and sales are recognised as interest income or expense in the income statement using the effective interest method.

## 15. Borrowings

Borrowings mainly include Special purpose borrowings and Bonds issued.

Borrowings are recognized initially at fair value, being their issue proceeds (fair value of consideration received), net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between proceeds, net of transaction costs, and the redemption value is recognized in the consolidated income statement over the period of the borrowings using the effective interest method.

## 15. Borrowings (Continued)

If the Group purchases its own debt, it is derecognised from the balance sheet, and the difference between the carrying amount of a liability and the consideration paid is included in Net trading income.

## 16. Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

## 17. Staff Welfare Benefits

### (1) Defined contribution plans

In accordance with the policies of relevant state and local governments, employees of Domestic Operations participate in various defined contribution retirement schemes managed by local Labour and Social Security Bureaus. Domestic Operations contribute to pension and insurance schemes administered by the local pension and insurance agencies using applicable contribution rates of the pension and insurance schemes stipulated in the relevant local regulations. In addition to the basic staff pension schemes, domestic employees also participate in a supplementary retirement income program established by the Bank in accordance with the relevant government policy on corporate annuity plan (the "Annuity Plan"). The Bank will pay to the Annuity Plan according to certain percentage of the employees' gross salary.

All eligible employees in Overseas Operations participate in local defined contribution plans. Overseas Operations contribute to these defined contribution plans based on a certain percentage of the employees' basic salaries.

Contributions made by the Group to defined contribution plans are expensed in the income statement as incurred. The Group has no further legal obligation to pay additional pensions even if the pension plans/funds (including the Annuity Plan) that the Group has participated in are not sufficient to provide all benefits that the employees are entitled to for the services they have provided in the current period or previous periods.

Forfeited contributions by those employees who leave the scheme prior to the full vesting of their contributions are used by the Group, according to the relevant policies in each jurisdiction, to reduce the existing level of contributions or to reduce the expenses of the scheme in accordance with the plan.

### (2) Defined benefit plans

Following the Bank's conversion into a joint stock company and in accordance with relevant PRC government policies, the supplemental retirement obligations of the Bank, which include supplemental pension payments and medical insurance to employees who retired on or before 31 December 2003 are calculated annually by actuaries employed by the Bank using the projected unit credit method and recorded as a liability under "Other liabilities" in the balance sheet. When supplemental retirement benefits are paid, the amounts are reversed through "Other liabilities".

### (3) Early retirement benefits

Early retirement benefits are paid to those employees who accept voluntary redundancy arrangements and retire before the normal retirement dates as approved by the Bank. These benefits include payment to early retirement pension, social welfare benefits, medical benefits and contributions to the Annuity Plan covering the period from the date of the early retirement of these employees to the date of their respective official retirement age. The early retirement benefit payments are recorded in the income statement on cash basis.

Early retired employees are also entitled to basic government pension benefit and make withdrawals from the Annuity plan when they reach the age of retirement regulated by the government.

### (4) One-off housing subsidies

Pursuant to Caijin [2001] No. 28 "Regulation Addressing Financial Issues in Relation to the Housing System Reform of Financial Institutions" issued by the MOF, cash subsidies should be made to employees to compensate for the withdrawal of their previous entitlement to the allocation of staff quarters. Domestic Operations have adopted cash subsidy plans, whereby, for those eligible employees who joined the Bank before 31 December 1998 and have either not been allocated staff quarters or have been allocated staff quarters below the appropriate standards to which they should have been entitled before the staff quarters allocation scheme was terminated, Domestic Operations pay such employees one-off cash subsidies in amounts based on their years of service, positions and other criteria. A liability has been established based on the estimated amounts to be paid pursuant to the housing system reform subsidy policy and guidelines established by local Labour and Social Security Bureaus. In certain provincial jurisdictions, such guidelines have not yet been finalised. The housing subsidy amounts to be paid have been estimated with reference to the housing reform guidelines established in neighbouring jurisdictions.

### (5) Housing funds

Pursuant to local government regulations, all employees of Domestic Operations participate in various local housing funds administered by local governments. Domestic Operations contribute on a monthly basis to these funds based on certain percentages of the salaries of the employees. These payments are expensed as incurred.

## 18. Share Capital

### (1) Share issue costs

Incremental costs directly attributable to the issue of new ordinary shares are recorded in equity as a deduction from the proceeds.

### (2) Dividends on ordinary shares

Dividends on ordinary shares are recognized in equity in the period in which they are approved by the Bank's Board of Directors. Dividends that are declared after the balance sheet date are addressed in the subsequent event note to the financial statements.

## 19. Interest Income and Interest Expense

Interest income and interest expense are recognised in the income statement using the effective interest method except in the case of non-accrual loans, where interest is credited to off-balance sheet memorandum account.

The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (e.g., prepayment options) but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

## 20. Fee and Commission Income

Fees and commissions are generally recognised on an accrual basis when the related service has been provided.

Fee and commission income related to credit commitments are generally amortised on a straight-line basis over the commitment period. Loan syndication fees are recognised as revenue when the syndication arrangement has been completed and the Group retained no part of the loan package for itself or retained a part at the same effective interest rate as for other participants.

Commission and fees arising from negotiating, or participating in the negotiation of, a transaction for a third party – such as the

(Amount in millions of Renminbi, unless otherwise stated)

## 20. Fee and Commission Income (Continued)

arrangement of shares and other securities or the purchase or sale of businesses – are generally recognized on completion of the underlying transaction.

Portfolio and other management advisory service fees are recognised based on the applicable service contracts, usually on a time proportionate basis, as specified in the service contracts. Fund management fees and custodian service fees are recognised ratably over the period when the service is provided.

## 21. Operating Leases

Leases where substantially all the risks and rewards incidental to the ownership of the assets remain with the lessors are accounted for as operating leases.

Where the Group is the lessee, the assets subject to the lease are not accounted for as fixed assets. Lease rentals are charged to the income statement on a straight-line basis over the lease term.

Where the Group is the lessor, the assets subject to the lease are accounted for as fixed assets. Rental income from operating leases is recognised on a straight-line basis over the lease term.

## 22. Taxation

### (1) Taxes

Income tax applicable to the Group's Domestic Operations is provided for at 33% and income tax of the Group's Overseas Operations is calculated subject to the relevant local tax regulations and tax rates where they operate. Pursuant to "Provisional Regulation for the Income Tax of Overseas Income (Revised)" issued by the MOF and National Tax Bureau, dividend income received from overseas subsidiaries and profits remitted from overseas branches are taxed in China at 16.5% using the fixed rate deduction method. Other taxes principally relate to business tax applicable to Domestic Operations at 5% of the revenue related to financial services activities. The revenue from financial services activities subject to business tax mainly includes interest income from loans, gains and losses from disposal of financial instruments, fees and commissions and other income from financial services activities.

### (2) Accounting treatment for income tax

The Group accounts for its income tax using the deferred tax method. Deferred income tax is provided in full, using the liability method, on timing differences. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements. The principal timing differences arise from loan loss provisions, impairment provision for other assets, fair value change of trading securities and derivative financial instruments and fixed asset depreciation. The tax impact of the timing differences are accounted for using the tax rate currently applicable to the Group.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the timing differences can be utilised.

Deferred income tax is provided on timing differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the timing differences can be controlled and it is probable that the difference will not reverse in the foreseeable future.

## 23. Fiduciary Activities

The Group acts as a trustee, or in other fiduciary capacities, that result in the holding or managing of assets on behalf of retail customers, trusts, retirement benefit plans and other institutions. These assets and any income or losses arising thereon are excluded from these financial statements, as they are not assets of the Group.

The Group also administers entrusted loans on behalf of third-party lenders. In this regard, the Group grants loans to borrowers as an agent at the direction of third-party lenders who fund these loans. The Group has been contracted by these third-party lenders to manage the administration and collection of these loans on their behalf. The third-party lenders determine both the underwriting criteria for and all terms of the entrusted loans, including their borrowers, purposes, amounts, interest rates and repayment schedule. The Group charges a commission related to its activities in connection with the entrusted loans, but the risk of loss is borne by the third-party lenders. Entrusted loans are not recognised in the financial statements of the Group.

## 24. Acceptances

Acceptances comprise undertakings by the Group to pay bills of exchange drawn on customers. The Group expects most acceptances to be settled simultaneously with the reimbursement from the customers. Acceptances are accounted for as off-balance sheet transactions and are disclosed as contingent liabilities and commitments.

## 25. Contingent Liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of the outflow of economic resources cannot be measured reliably.

A contingent liability is not recognised as a provision but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision (see Note IV. 16, "Provisions").

## 26. Offsetting Financial Instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

## 27. Reclassification

Certain items in the comparative period have been reclassified to be consistant with the presentation of the current year financial statements.

# V. SUBSIDIARIES

As at 31 December 2005, all the principal subsidiaries set out below are consolidated. All holdings are in the ordinary share capital of the undertaking concerned.

(Amount in millions of Renminbi, unless otherwise stated)

# V. SUBSIDIARIES (Continued)

| Name | Place of incorporation/ establishment | Equity held (%) | Registered capital/ Paid-in capital (in millions) | Principal business |
|---|---|---|---|---|
| **Directly controlled** | | | | |
| BOC Hong Kong (Group) Limited | Hong Kong | 100.00 | HKD 34,806 | Holding company |
| BOC International Holdings Limited | Hong Kong | 100.00 | HKD 3,539 | Investment banking |
| Bank of China Group Insurance Company Limited | Hong Kong | 100.00 | HKD 969 | Insurance services |
| Bank of China Group Investment Limited | Hong Kong | 100.00 | HKD 200 | Holding of industrial and other investments |
| Tai Fung Bank Limited | Macau | 50.31 | MOP 1,000 | Commercial banking |
| **Indirectly controlled** | | | | |
| BOC Hong Kong (Holdings) Limited (1) | Hong Kong | 65.97 | HKD 52,864 | Holding company |
| Bank of China (Hong Kong) Limited | Hong Kong | 65.97 | HKD 43,043 | Commercial banking |
| Nanyang Commercial Bank Limited | Hong Kong | 65.97 | HKD 600 | Commercial banking |
| Chiyu Banking Corporation Limited (2) | Hong Kong | 70.49 | HKD 300 | Commercial banking |
| BOC Credit Card (International) Limited | Hong Kong | 65.97 | HKD 480 | Credit card services |
| BOC Group Trustee Company Limited (3) | Hong Kong | 100.00 | HKD 200 | Provision of trustee services |

(1) Listed on the Stock Exchange of Hong Kong.

(2) Bank of China (Hong Kong) Limited holds 70.49% share of this company.

(3) Bank of China (Hong Kong) Limited, Nanyang Commercial Bank Limited, Chiyu Banking Corporation Limited and BOC International Holdings Limited hold 54%, 6%, 6% and 34% shares of this company respectively.

# VI. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

## 1. Due from Central Banks

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Settlement account balances with the PBOC | 89,124 | 86,155 |
| Due from overseas central banks | 25,787 | 30,531 |
| **Sub-total (1)** | **114,911** | **116,686** |
| RMB statutory deposit reserve with the PBOC | 182,825 | 152,410 |
| Foreign currency statutory deposit reserve with the PBOC | 13,595 | 10,652 |
| Fiscal deposits with the PBOC | 3,355 | 2,405 |
| Statutory deposit reserve with overseas central banks | 2,255 | 2,195 |
| **Sub-total (2)** | **202,030** | **167,662** |
| **Total** | **316,941** | **284,348** |

(1) As at 31 December 2005, Due from central banks included in "*Cash equivalents*" amounted to RMB 108,149 million (2004: RMB 116,686 million). Refer to Note VI.39.

(2) Domestic Operations are required to place an RMB statutory deposit reserve, a foreign currency statutory deposit reserve and a fiscal deposit with the PBOC. At 31 December 2005, the required reserve ratio for customer deposits denominated in RMB was 7.5% (2004: 7.5%); the required reserve ratio for customer deposits denominated in foreign currencies is 3% (2004: 2%). The fiscal deposit of Domestic Operations is comprised of funds from government agencies, and proceeds of bonds issued on behalf of the MOF. The foreign currency deposit reserve and fiscal deposits placed with the PBOC are non-interest bearing.

## 2. Trading and Other Debt Securities at Fair Value Through Profit or Loss

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Trading | | |
| Government bonds | 19,116 | 6,125 |
| Public sector and quasi government bonds | 2,095 | 1,123 |
| Financial institution bonds | 30,599 | 12,641 |
| Corporate bonds | 4,179 | 4,260 |
| **Sub-total** | **55,989** | **24,149** |
| Other debt securities at fair value through profit or loss (designated at initial recognition) | | |
| Government bonds | 10,704 | 14,413 |
| Public sector and quasi government bonds | 12,974 | 19,608 |
| Financial institution bonds | 19,979 | 24,571 |
| Corporate bonds | 7,625 | 8,271 |
| **Sub-total** | **51,282** | **66,863** |
| **Total** | **107,271** | **91,012** |

Included in other debt securities at fair value through profit or loss are debt securities with respect to which the Group has established economic hedges using derivative instruments. Gains and losses arising on the derivatives are intended to substantially offset the gains and losses arising on these securities, which might have otherwise been classified as "available-for-sale" or "held-to-maturity" securities.

## 3. Derivative Financial Instruments

The Group enters into the following foreign exchange rate or interest rate related derivative financial instruments for trading and risk management purposes:

Currency forwards represent commitments to purchase and sell foreign currency on a future date. Foreign currency and interest rate futures are contractual obligations to receive or pay a net amount based on changes in currency rates or interest rates or buy or sell a foreign currency or interest rate financial instrument on a future date at an agreed price in the financial market under the administration of the stock exchange. Forward rate agreements are individually negotiated interest rate futures that call for a cash settlement at a future date for the difference between a contracted rate of interest and the current market rate, based on a notional principal amount.

(Amount in millions of Renminbi, unless otherwise stated)

## 3. Derivative Financial Instruments (Continued)

Currency and interest rate swaps are commitments to exchange one set of cash flows for another. Swaps result in an exchange of currencies or interest rates (for example, fixed rate for floating rate) or a combination of all these (i.e. cross-currency interest rate swaps). Except for certain currency swaps contracts, no exchange of principal takes place.

Foreign currency and interest rate options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at or by a set date or during a set period, a specific amount of a foreign currency or a financial instrument at a predetermined price. In consideration for the assumption of foreign exchange or interest rate risk, the seller receives a premium from the purchaser. Options are negotiated over-the-counter ("OTC") between the Group and its counterparty.

The contractual/notional amount and fair values of derivative instruments held by the Group are set out in the following table. The contractual/notional amounts of certain types of financial instruments provide a basis for comparison with fair value instruments recognised on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group's exposure to credit or market risks. The derivative instruments become favourable assets or unfavourable (liabilities) as a result of fluctuations in market exchange rate, interest rates or equity/commodity prices relative to their terms. The aggregate fair values of derivative financial assets and liabilities can fluctuate significantly from time to time.

| At 31 December 2005 | Contractual / notional amount | Fair values | |
|---|---|---|---|
| | | Assets | Liabilities |
| Foreign exchange derivatives | | | |
| Currency forwards | 563,397 | 6,991 | (4,813) |
| OTC currency options (1) | 196,012 | 3,781 | (374) |
| Sub-total | – | 10,772 | (5,187) |
| Interest rate derivatives | | | |
| Interest rate swaps | 361,332 | 3,132 | (5,246) |
| Cross-currency interest rate swaps | 39,427 | 1,735 | (4,131) |
| OTC interest rate options | 110,578 | 148 | (215) |
| Interest rate futures | 14,939 | 28 | (34) |
| Sub-total | – | 5,043 | (9,626) |
| Equity derivatives | 15,442 | 14 | (7) |
| Precious metals derivatives | 21,008 | 979 | (932) |
| Total derivative financial instruments assets/(liabilities) (Note VI.15) | – | 16,808 | (15,752) |

(1) This amount includes a Foreign Currency Option Agreement with a notional amount of USD 18 billion (RMB 145.26 billion) entered into by the Bank with Huijin. Refer to Note VIII(1). The intent of the transaction was to create an effective economic hedge against a portion of the USD exposure arising as a result of the capital contribution by Huijin.

| At 31 December 2004 | Contractual / notional amount | Fair values | |
|---|---|---|---|
| | | Assets | Liabilities |
| Foreign exchange derivatives | | | |
| Currency forwards | 582,953 | 10,972 | (9,399) |
| OTC currency options | 31,702 | 299 | (163) |
| Sub-total | – | 11,271 | (9,562) |
| Interest rate derivatives | | | |
| Interest rate swaps | 301,820 | 2,283 | (5,135) |
| Cross-currency interest rate swaps | 45,639 | 2,136 | (9,082) |
| OTC interest rate options | 51,587 | 175 | (111) |
| Interest rate futures | 14,858 | 3 | (6) |
| Sub-total | – | 4,597 | (14,334) |
| Equity derivatives | 1,080 | 7 | (5) |
| Precious metals derivatives | 12,474 | 201 | (291) |
| Total derivative financial instruments assets/(liabilities) (Note VI.15) | – | 16,076 | (24,192) |

## 4. Due from and Placements with Banks and Other Financial Institutions

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Due from banks | | |
| Due from domestic banks | 4,305 | 3,641 |
| Due from overseas banks | 8,133 | 3,546 |
| Sub-total | 12,438 | 7,187 |
| Placements with banks and other financial institutions (1) | | |
| Placements with domestic banks | 52,439 | 49,839 |
| Placements with other domestic financial institutions | 26,302 | 12,568 |
| Placements with overseas banks | 253,904 | 279,293 |
| | 332,645 | 341,700 |
| Provision for impairment | (546) | (1,508) |
| Sub-total | 332,099 | 340,192 |
| Total (2) | 344,537 | 347,379 |

(1) As at 31 December 2005, placements with banks and other financial institutions reported on non-accrual basis were RMB 546 million (2004: RMB 1,537 million).

(Amount in millions of Renminbi, unless otherwise stated)

## 4. Due from and Placements with Banks and Other Financial Institutions (Continued)

Placements with banks and other financial institutions include balances arising from reverse repo agreements as follows:

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Bills discounted under reverse repos | 7,592 | 5,682 |
| Bonds under reverse repos | | |
| Government bonds | 41,857 | 20,032 |
| Financial institution bonds | 20,191 | 14,312 |
| Total | 69,640 | 40,026 |

(2) As at 31 December 2005, due from and placements with banks and other financial institutions included in "Cash equivalents" amounted to RMB 244,744 million (2004: RMB 191,418 million). Refer to Note VI. 39.

## 5. Debt Securities

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Debt securities available-for-sale (at fair value): | | |
| Government bonds | 229,064 | 157,283 |
| Public sector and quasi government bonds | 106,840 | 57,910 |
| Financial institution bonds | 170,038 | 89,368 |
| Corporate bonds | 87,068 | 41,971 |
| Sub-total | 593,010 | 346,532 |
| Debt securities held-to-maturity (at amortised cost): | | |
| Government bonds | 231,156 | 108,507 |
| Public sector and quasi government bonds | 135,002 | 151,978 |
| Financial institution bonds | 203,724 | 169,373 |
| Corporate bonds | 37,577 | 28,150 |
| | 607,459 | 458,008 |
| Provision for impairment | – | (14) |
| Sub-total | 607,459 | 457,994 |

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Debt securities classified as loans and receivables (at amortised cost): | | |
| China Orient Bond (1) | 160,000 | 160,000 |
| PBOC Special Bills (2) | 91,530 | 91,530 |
| Special Purpose Treasury Bond (3) | 42,500 | 42,500 |
| Short term bills and notes (4) | | |
| - Public sector and quasi government bonds | 6,096 | 44,364 |
| - Financial institution bonds | 49,993 | 63,550 |
| - Corporate bonds | – | 1,601 |
| Bearer Treasury Bonds and others | 11,888 | 10,574 |
| | 362,007 | 414,119 |
| Provision for impairment | (156) | (178) |
| Sub-total | 361,851 | 413,941 |
| Total (5) | 1,562,320 | 1,218,467 |

(1) The Bank transferred certain non-performing assets to China Orient in 1999 and 2000. On 1 July 2000, China Orient issued a ten-year bond of par value of RMB 160,000 million to the Bank as consideration. The interest rate of the bonds is 2.25% per annum. Pursuant to Caijin [2004] No. 87 "Notice of the MOF regarding Relevant Issues relating to the Principal and Interest of Debt Securities of Financial Asset Management Companies Held by Bank of China and China Construction Bank", from 1 January 2005, should China Orient fail to pay in full the interest on the debt securities or repay the principal in full according to the contractual terms to the Bank, the MOF shall provide funding support to enable China Orient to fulfill its obligations.

(2) On 30 June 2004, the PBOC issued a Special PBOC Bill amounting to RMB 18,100 million in exchange for certain policy-related assets. The tenor of the bill is 3 years, with an interest rate of 1.89% per annum. The Bank has been appointed as an agent to handle the collection of the policy-related assets.

On 30 June 2004, the Bank used the proceeds from the sale of a portfolio of non-performing loans to Cinda to subscribe for a Special PBOC Bill amounting to RMB 73,430 million, with a tenor of 5 years and an interest rate of 1.89% per annum.

Without the approval of the PBOC, the above bills are non-transferable and may not be used as collateral for borrowings. The PBOC has the option to settle these bills in whole or in part before their maturity.

(3) On 18 August 1998, the MOF issued a Special Purpose Treasury Bond of RMB 42,500 million to the Bank. This bond has a tenor of 30 years and an interest rate of 7.2% effective from the date of issuance to 30 November 2004. Until 30 November 2004, the interest income related to this bond was netted against an expense of an equivalent amount charged by the PRC government pursuant to relevant regulations. These amounts were not recorded in the income statement. In accordance with SCNPC [2004] 25 "Resolution of the Standing Committee of the National People's Congress on the Approval of the Report of the State Council on the Payment of Interest on the Special Purpose Treasury Bond of 1998", the annual interest rate of the bond was adjusted to 2.25%, and from 1 December 2004, the MOF will pay interest on the bond at 2.25% per annum to the Bank and there will be no offsetting expense.

(4) As at 31 December 2005, short term bills and notes included in "Cash equivalents" amounted to RMB 15,575 million (2004: RMB 29,446 million). Refer to Note VI.39.

(Amount in millions of Renminbi, unless otherwise stated)

## 5. Debt Securities (Continued)

(5) As at 31 December 2005, debt securities of RMB 49,658 million (2004: RMB 11,639 million) were pledged as collateral to third parties under agreement to repurchase. Refer to Note XII.2.

(6) Movements of available-for-sale and held-to-maturity debt securities

| 2005 | Available-for-sale | Held-to-maturity | Total |
|---|---|---|---|
| At 1 January 2005 | 346,532 | 457,994 | 804,526 |
| Additions | 925,993 | 515,344 | 1,441,337 |
| Sale and redemption | (661,053) | (356,715) | (1,017,768) |
| (Amortisation)/ Accretion | (634) | 1,412 | 778 |
| Fair value changes | 155 | – | 155 |
| Exchange differences | (17,983) | (10,590) | (28,573) |
| Others | – | 14 | 14 |
| At 31 December 2005 | 593,010 | 607,459 | 1,200,469 |

| 2004 | Available-for-sale | Held-to-maturity | Total |
|---|---|---|---|
| At 1 January 2004 | 410,140 | 215,175 | 625,315 |
| Additions | 366,009 | 308,024 | 674,033 |
| Sale and redemption | (354,442) | (142,804) | (497,246) |
| Amortisation | (697) | (483) | (1,180) |
| Fair value changes | (2,183) | – | (2,183) |
| Exchange differences | 2,857 | 2,930 | 5,787 |
| Reclassification | (75,152) | 75,152 | – |
| At 31 December 2004 | 346,532 | 457,994 | 804,526 |

## 6. Loans and Advances to Customers

(1) Analysed by security type

Loans and advances to customers are analysed by the form of security as follows:

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Unsecured loans | 475,764 | 447,800 |
| Guaranteed loans | 684,824 | 650,905 |
| Collateralised and other secured loans | 1,074,458 | 1,047,757 |
| Total | 2,235,046 | 2,146,462 |

(2) Analysed by industry sector

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Corporate Loans | | |
| Manufacturing | 531,191 | 523,508 |
| Commercial and servicing | 301,863 | 348,432 |
| Real estate | 190,297 | 187,110 |
| Energy, mining and agriculture | 230,854 | 203,544 |
| Transportation and logistics | 193,428 | 184,449 |
| Public services | 91,924 | 87,731 |
| Construction | 36,050 | 36,059 |
| Financial services | 96,245 | 46,518 |
| Others | 40,191 | 35,070 |
| Sub-total | 1,712,043 | 1,652,421 |
| Consumer loans | | |
| Residential mortgages | 413,007 | 360,594 |
| Vehicle loans | 28,005 | 39,464 |
| Credit card and others | 81,991 | 93,983 |
| Sub-total | 523,003 | 494,041 |
| Total | 2,235,046 | 2,146,462 |

(3) Accrual and non-accrual loans

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Accrual loans | 2,158,232 | 2,091,360 |
| Non-accrual loans | 76,814 | 55,102 |
| Total | 2,235,046 | 2,146,462 |

(4) As at 31 December 2005, loans and advances to customers include bills pledged as collateral under reverse repurchase agreements amounting to RMB 11,968 million (2004: RMB 3,993 million). Refer to Note XII.2.

## 7. Provision for Loan Losses

| | 2005 | 2004 |
|---|---|---|
| At 1 January | 74,769 | 236,342 |
| Additions | 10,888 | 22,793 |
| Recoveries | 2,954 | 2,507 |
| Write-off and transfer | (4,783) | (186,873) |
| Exchange differences | (675) | – |
| At 31 December | 83,153 | 74,769 |

Included in the 2004 Write-off and transfer amount is the provision for loan losses related to the non-performing loans sold to Cinda and China Orient pursuant to the Joint Stock Refrom plan. Refer to Note II.2.

(Amount in millions of Renminbi, unless otherwise stated)

## 8. Interest Receivable

The Group's interest receivable principally includes interest receivable on loans and bonds. The ageing of interest receivable on loans is within 90 days. At 31 December 2005, there is no interest receivable overdue on bonds.

## 9. Equity Investments

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Investment in associates (1) | 5,100 | 1,283 |
| Other equity investments (2) | 7,043 | 8,665 |
| | 12,143 | 9,948 |
| Less: Impairment provision | (1,243) | (2,986) |
| | 10,900 | 6,962 |
| Equity investments held for trading (at fair value) (3) | 4,493 | 1,112 |
| Total | 15,393 | 8,074 |

(1) Investment in associates

| | 2005 | 2004 |
|---|---|---|
| At 1 January | 1,283 | 1,614 |
| Increase in investment in associates | | |
| - Investment cost | 1,183 | 215 |
| - Equity investment differences | 364 | – |
| Transferred from other equity investments | | |
| - Investment cost | 556 | – |
| - Adoption of equity accounting for investment in an associate | 2,194 | – |
| Sale and disposal of investment in associates | (510) | (611) |
| Share of results after tax (Note VI. 32) | 175 | 141 |
| Dividends received | (116) | (76) |
| Amortisation of equity investment differences (Note VI.32) | (9) | – |
| Exchange differences | (20) | – |
| At 31 December | 5,100 | 1,283 |
| Less: Impairment provision | (48) | (56) |
| Net book value at 31 December | 5,052 | 1,227 |

On 22 September 2005, the Group entered into an equity purchase and sale contract with an independent third party and acquired a further 5% equity shares of Huaneng Internation Power Development Corporation. As a result, the Group holds 20% of the equity of Huaneng Internation Power Development Corporation and accounts for the investment using the equity method. The investment in Huaneng Internation Power Development Corporation was reclassified from "Other equity investments" to "Investment in associates". The cumulative impact resulting from the adoption of the equity method of RMB 2,194 million was directly credited into Undistributed profits.

As at 31 December 2005, the principal associates of the Group are as follows:

| Name | Place of incorporation / establishment | Equity held (%) | Paid-in capital (in millions) | Principal business |
|---|---|---|---|---|
| Huaneng Internation Power Development Corporation | China | 20 | USD 450 | Construct and operate electricity factory and related projects |
| BOCI Securities (China) Limited | China | 49 | RMB 1,500 | Security underwriting, investment advisory, and brokerage services |
| CJM Insurance Brokers Limited | Hong Kong | 33 | HKD 6 | Insurance broker |
| Joint Electronic Teller Services Limited | Hong Kong | 19.96 | HKD 10 | Private inter-bank message switching network and ATM services |

(2) Other equity investments

| | 2005 | 2004 |
|---|---|---|
| At 1 January | 8,665 | 9,477 |
| Addition | 1,640 | 676 |
| Transferred out | (556) | – |
| Disposal | (2,706) | (1,488) |
| At 31 December | 7,043 | 8,665 |
| Less: Impairment provision | (1,195) | (2,930) |
| Net book value at 31 December | 5,848 | 5,735 |

Other equity investments mainly include: (i) Equity investments held for investment purpose by the Bank's subsidiaries in Hong Kong; and (ii) Certain historical non-banking equity investments held by domestic operations. In December 2005, the Bank entered into a contract with China Orient and transfered out most of its historical non-banking equity investments.

(3) Equity investments held for trading principally comprise listed shares held by the Bank's subsidiaries in Hong Kong.

(Amount in millions of Renminbi, unless otherwise stated)

## 10. Fixed Assets

| | Buildings (including land use rights) | Improvements | Equipment | Motor vehicles | Total |
|---|---|---|---|---|---|
| **Cost** | | | | | |
| At 1 January 2005 | 82,508 | 4,855 | 18,085 | 2,291 | 107,739 |
| Additions | 1,089 | 776 | 2,707 | 82 | 4,654 |
| Transfers from construction in progress | 657 | – | 9 | – | 666 |
| Disposals/Write-off | (3,234) | (1,786) | (527) | (67) | (5,614) |
| Currency translation differences | (864) | – | (147) | (6) | (1,017) |
| At 31 December 2005 | 80,156 | 3,845 | 20,127 | 2,300 | 106,428 |
| **Accumulated depreciation** | | | | | |
| At 1 January 2005 | (13,633) | (3,074) | (10,926) | (1,359) | (28,992) |
| Charge for the year | (2,425) | (655) | (2,475) | (328) | (5,883) |
| Disposals/Write-off | 920 | 1,508 | 220 | 22 | 2,670 |
| Currency translation differences | 124 | – | 122 | 5 | 251 |
| At 31 December 2005 | (15,014) | (2,221) | (13,059) | (1,660) | (31,954) |
| **Impairment provision** | | | | | |
| At 1 January 2005 | (2,159) | – | – | (2) | (2,161) |
| Charge for the year | (101) | – | – | – | (101) |
| Disposals | 764 | – | – | – | 764 |
| Currency translation differences | 2 | – | – | – | 2 |
| At 31 December 2005 | (1,494) | – | – | (2) | (1,496) |
| **Net book value** | | | | | |
| At 31 December 2005 | 63,648 | 1,624 | 7,068 | 638 | 72,978 |
| At 31 December 2004 | 66,716 | 1,781 | 7,159 | 930 | 76,586 |

(1) Land use rights include the rights to use land appropriated by the PRC Government. According to MLR [2004] No. 253 "Response Concerning the Disposal of Land Assets in the Restructuring of Bank of China" and MLR [2005] No. 165 "Response Concerning the Additional Disposal of Land Assets of Bank of China Limited" issued by the Ministry of Land and Resources, the rights to use 4,032 pieces of land originally appropriated by the PRC Government have been transferred to the Bank. The land must be used for the purposes originally approved by the PRC Government. Upon obtaining the rights to the use of the lands appropriated by the PRC Government for specified uses, the Bank can allocate the land in the form of capital contributions (through equity investment) or leases to direct investees of the Bank. If the use of the land is altered or the land is allocated to parties other than those mentioned above, applications for approval must be filed with the related municipal and county level land and resources authorities of the places where the underlying pieces of land are located, and the fees for land assignments should be paid as required.

These land use rights are substantially used by the Group for its operating activities. There were no significant alterations to the use of the land or significant disposals to third parties during 2004 and 2005.

(2) According to the relevant PRC laws and regulations, after its establishment as a joint stock company, the Bank is required to re-register its fixed assets under the name of Bank of China Limited. As at 31 December 2005, the process of re-registration has not been completed. However, this registration process does not affect the rights of Bank of China Limited as the legal successor to these assets of Bank of China.

(3) The net book value of fixed assets let out through operating leases is RMB 5,962 million (2004: RMB 5,546 million).

## 11. Construction in Progress

| | 2005 | 2004 |
|---|---|---|
| At 1 January | 3,352 | 3,920 |
| Additions | 1,701 | 1,340 |
| Transfers to fixed assets | (666) | (1,724) |
| Disposals | (514) | (184) |
| At 31 December | 3,873 | 3,352 |
| Less: Impairment provision | (531) | (636) |
| Net book value at 31 December | 3,342 | 2,716 |

## 12. Other Assets

| | 31 December 2005 | | | 31 December 2004 | | |
|---|---|---|---|---|---|---|
| | Cost | Impairment provision | Net book value | Cost | Impairment provision | Net book value |
| Accounts receivable and prepayments (1) | 14,275 | (3,878) | 10,397 | 17,617 | (3,269) | 14,348 |
| Foreclosed assets (2) | 6,393 | (4,192) | 2,201 | 6,988 | (4,654) | 2,334 |
| Debt-for-equity swap investments | 2,020 | – | 2,020 | 2,065 | – | 2,065 |
| Intangible assets | 1,870 | (109) | 1,761 | 1,644 | (1) | 1,643 |
| Long-term prepaid expenses | 473 | – | 473 | 507 | – | 507 |
| Others | 1,958 | – | 1,958 | 2,163 | – | 2,163 |
| Total | 26,989 | (8,179) | 18,810 | 30,984 | (7,924) | 23,060 |

(1) Accounts receivable and prepayments

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Items in the process of clearance and settlement | 5,353 | 8,228 |
| Receivable from government agencies | 2,031 | 2,031 |
| Others | 6,891 | 7,358 |
| | 14,275 | 17,617 |
| Less: Impairment provision | (3,878) | (3,269) |
| | 10,397 | 14,348 |

(Amount in millions of Renminbi, unless otherwise stated)

## 12. Other Assets (Continued)

The aging analysis of accounts receivable and prepayments are as follows:

| | 31 December 2005 | | 31 December 2004 | |
|---|---|---|---|---|
| | Cost | Impairment provision | Cost | Impairment provision |
| Within 1 year | 9,476 | (664) | 12,110 | (586) |
| 1-3 years | 1,222 | (338) | 1,506 | (470) |
| Above 3 years | 3,577 | (2,876) | 4,001 | (2,213) |
| Total | 14,275 | (3,878) | 17,617 | (3,269) |

(2) Foreclosed assets

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Properties | 4,578 | 4,554 |
| Others | 1,815 | 2,434 |
| | 6,393 | 6,988 |
| Less: Impairment provision | (4,192) | (4,654) |
| | 2,201 | 2,334 |

## 13. Due to Central Banks

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Special foreign exchange deposits of government agencies | 28,873 | 44,444 |
| Borrowings from central banks | 520 | 3,120 |
| Others | 662 | 22,033 |
| Total | 30,055 | 69,597 |

There were no bills sold under repurchase arrangement with the PBOC included in the balance of borrowing from central banks as at 31 December 2005 (2004: RMB 62 million).

## 14. Government Certificates of Indebtedness for Bank Notes Issued and Bank Notes in Circulation

Bank of China (Hong Kong) Limited and Bank of China Macau Branch are note issuing banks for Hong Kong dollar and Macau Pataca notes in Hong Kong and Macau, respectively. Under local regulations, these two entities are required to place deposits of funds to the Hong Kong and Macau governments respectively to secure the currency notes in circulation.

Bank notes in circulation represent the liabilities in respect of Hong Kong Dollar notes and Macau Pataca notes in circulation, issued respectively by Bank of China (Hong Kong) Limited and Bank of China Macau branch.

## 15. Derivative Financial Instruments and Liabilities at Fair Value Through Profit or Loss

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Derivative financial instruments liabilities (Note VI. 3) | 15,752 | 24,192 |
| Liabilities at fair value through profit or loss | | |
| Structured deposits | 70,069 | 54,188 |
| Short position in foreign currency debt securities | 3,740 | 13,272 |
| Short position in exchange fund bills | 1,613 | 2,108 |
| Sub-total | 75,422 | 69,568 |
| Total | 91,174 | 93,760 |

## 16. Due to and Placements from Banks and Other Financial Institutions

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Due to banks and other financial institutions | | |
| Due to domestic banks and other financial institutions | 116,624 | 97,312 |
| Due to overseas banks and other financial institutions | 20,296 | 14,476 |
| Sub-total | 136,920 | 111,788 |
| Placements from banks and other financial institutions | | |
| Placements from domestic banks and other financial institutions | 157,225 | 78,179 |
| Placements from overseas banks and other financial institutions | 51,088 | 58,879 |
| Sub-total | 208,313 | 137,058 |
| Total | 345,233 | 248,846 |

Included in placements from bank and other financial institutions are amounts received from counterparties under repurchase agreements categorised as follows:

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Repurchase of: | | |
| Discounted bills | 11,930 | 3,931 |
| Debt securities | 46,393 | 9,397 |
| Precious metals | 2,172 | 2,880 |
| Total | 60,495 | 16,208 |

(Amount in millions of Renminbi, unless otherwise stated)

## 17. Deposits from Customers

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Short-term corporate deposits | | |
| Corporate demand deposits | 836,763 | 776,648 |
| Corporate time deposits less than one year | 486,681 | 373,467 |
| Sub-total | 1,323,444 | 1,150,115 |
| Short-term saving deposits | | |
| Demand deposits | 667,957 | 697,028 |
| Time deposits less than one year | 1,243,964 | 1,059,284 |
| Sub-total | 1,911,921 | 1,756,312 |
| Long-term corporate deposits | 26,317 | 32,743 |
| Long-term saving deposits | 313,703 | 296,246 |
| Securities and margin deposits | 128,392 | 107,061 |
| Total | 3,703,777 | 3,342,477 |

The securities and margin deposits are analysed as follows:

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Security deposits for bank acceptance | 63,556 | 47,954 |
| Security deposits for letters of credit and letters of guarantee issued | 26,785 | 26,644 |
| Margin deposits for foreign exchange transactions | 8,638 | 8,655 |
| Others | 29,413 | 23,808 |
| Total | 128,392 | 107,061 |

## 18. Special Purpose Borrowings

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Export credit loans | 17,147 | 23,530 |
| Foreign government loans | 18,414 | 21,025 |
| Other subsidised loans | 16,603 | 24,994 |
| Total | 52,164 | 69,549 |

Special purpose borrowings are long-term borrowings from foreign governments and/or banks in the form of export credit loans, foreign government loans and other subsidised loans. These special purpose loans are normally used to finance projects with special commercial purposes in PRC and the Bank is obliged to repay these loans when they fall due.

As of 31 December 2005, the maturity of special purpose borrowings ranges from within 1 month to 37 years, with floating & fixed interest rates range from 0.2% to 9.2%, which are consistent with those related similar development loans from these entities.

## 19. Bonds Issued

| | Issue date | Maturity date | Interest rate | 31 December 2005 | 31 December 2004 |
|---|---|---|---|---|---|
| Bonds issued (1) | | | | | |
| 1994 BOC US Dollar Debt Securities | 10 March 1994 | 15 March 2014 | 8.25% | 179 | 183 |
| Subordinated bonds issued | | | | | |
| 2004 BOC RMB Debt Securities (2) | | | | | |
| – First Tranche | 7 July 2004 | 20 July 2014 | 4.87% | 14,070 | 14,070 |
| – Second Tranche | 22 October 2004 | 16 November 2014 | 4.94% | 12,000 | 12,000 |
| 2005 BOC RMB Debt Securities (3) | | | | | |
| – First Tranche | 18 February 2005 | 4 March 2015 | 4.83% | 15,930 | – |
| – Second Tranche (fixed rate) | 18 February 2005 | 4 March 2020 | 5.18% | 9,000 | – |
| – Second Tranche (floating rate) | 18 February 2005 | 4 March 2015 | floating rate | 9,000 | – |
| Sub-total | – | – | – | 60,000 | 26,070 |
| Total | – | – | – | 60,179 | 26,253 |

(1) The Bank and the bond holders are prohibited from redeeming or requesting an early redemption of these bonds before the maturity dates.

(2) Pursuant to Yinfu [2004] No. 35 "Response of the PBOC on the Issuance of Subordinated Bonds by Bank of China" and Yinjianfu [2004] No. 81 "Response of the CBRC on the Issuance of Subordinated Bonds by Bank of China", the Bank issued the following subordinated bonds:

The first tranche of subordinated bonds issued on 7 July, 2004 has a maturity of 10 years, with a fixed coupon rate of 4.87%, paid annually. The Bank has the option to redeem all or part of the bonds at face value on 20 July 2009. If the Bank does not exercise this option, the annual coupon rate of the bonds for the second 5-year period shall be the original coupon rate plus 2.8%, and shall remain fixed through the maturity date.

The second tranche of subordinated bonds issued on 22 October 2004 has a maturity of 10 years, with a fixed coupon rate of 4.94%, paid annually. The holders have the option to convert, at face value, all or part of the bonds to floating rate debt of an equivalent amount on 16 November 2005 or 16 November 2006, and the coupon rate of the floating rate bonds shall be the specified "Base Rate" plus a spread of 1.8%. The Base Rate shall be the rate for 1-year time deposits established by the PBOC that is in effect on 16 November of each year from the conversion date through maturity, with an annual reset. The Bank has the option to redeem all or part of the bonds at face value on 16 November 2009. If the Bank does not exercise this option, the coupon rate for the second 5-year period shall be the original coupon rate plus 3%, and shall be fixed for the remaining term of the bonds. For those bonds that have been converted to floating rate, the spread for the second 5-year period is 2.8%.

(3) The first tranche of subordinated bonds issued on 18 February 2005 has a maturity of 10 years, with a fixed coupon rate of 4.83%, paid annually. The Bank has the option to redeem all or part of the bonds at face value on 4 March 2010. If the Bank does not exercise this option, the annual coupon rate of the bonds for the second 5-year period shall be the original coupon rate plus 3%, and shall remain fixed through the maturity date.

(Amount in millions of Renminbi, unless otherwise stated)

## 19. Bonds Issued (Continued)

The second tranche of fixed rate subordinated bonds issued on 18 February 2005 has a maturity of 15 years, with a fixed coupon rate of 5.18%, paid annually. The Bank has the option to redeem all or part of the bonds at face value on 4 March 2015. If the Bank does not exercise this option, the annual coupon rate of the bonds for the third 5-year period shall be the original coupon rate plus 3%, and shall remain fixed through the maturity date.

The second tranche of floating rate subordinated bonds issued on 18 February 2005 has a maturity of 10 years, with a floating rate based on a 7-day domestic money market rate, paid twice a year. The Bank has the option to redeem all or part of the bonds at face value on 4 March 2010. If the Bank does not exercise this option, the floating rate for the second 5-year period shall be the original floating rate plus 1%.

These RMB subordinated bonds are subordinated to all other claims on the assets of the Bank, except for those of the shareholders. In the calculation of the Group's capital adequacy ratio, these bonds qualify for inclusion as supplementary capital.

## 20. Deferred Income Taxes Assets/Liabilities

Deferred income taxes are calculated on the timing differences under the liability method using the relevant local tax rates applicable to the Group's operation. The movement on the deferred income tax account is as follows:

| | 2005 | 2004 |
|---|---|---|
| At 1 January | 18,647 | 11,575 |
| (Charge)/write-back in the income statement (Note VI.37) | (1,252) | 7,044 |
| Exchange differences | (18) | 28 |
| At 31 December | 17,377 | 18,647 |

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The table below includes the Group's deferred income tax assets and liabilities after offsetting qualifying amounts:

| | 31 December 2005 |
|---|---|
| Deferred income tax assets | 17,561 |
| Deferred income tax liabilities | (184) |
| | 17,377 |

Deferred income tax assets and liabilities are attributable to the following items:

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| **Deferred income tax assets** | | |
| Asset impairment provision | 17,744 | 16,280 |
| Fair value changes of trading and other fair value through profit or loss securities and derivative financial instruments | 3,046 | 2,291 |
| Other timing differences | 696 | 1,057 |
| **Sub-total** | **21,486** | **19,628** |
| **Deferred income tax liabilities** | | |
| Fair value changes of trading and other fair value through profit or loss securities and derivative financial instruments | (3,643) | (550) |
| Depreciation of fixed assets | (424) | 414) |
| Other timing differences | (42) | (17) |
| **Sub-total** | **(4,109)** | **(981)** |
| | **17,377** | **18,647** |

The deferred tax charge in the income statement comprises the following timing differences:

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Asset impairment provision | 1,467 | 8,123 |
| Fair value changes of trading and other fair value through profit or loss securities and derivative financial instruments | (2,338) | (1,262) |
| Other timing differences | (381) | 183 |
| **Total (Note VI.37)** | **(1,252)** | **7,044** |

## 21. Other Liabilities

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Items in the process of clearance and settlement | 52,957 | 50,453 |
| Tax payable | 23,458 | 21,012 |
| Salary and welfare payable | 6,031 | 5,121 |
| Employee retirement welfare obligation (1) | 1,956 | 1,804 |
| Payable to MOF (2) | 17,362 | 17,362 |
| Other payables and temporary receipts | 32,901 | 29,246 |
| **Total** | **134,665** | **124,998** |

(Amount in millions of Renminbi, unless otherwise stated)

## 21. Other Liabilities (Continued)

(1) Movement of employee retirement welfare obligation

| | 2005 | 2004 |
|---|---|---|
| At 1 January | 1,804 | 1,931 |
| Amounts recognised in the income statement (VI.34) | 294 | 6 |
| Benefit paid | (142) | (133) |
| At 31 December | 1,956 | 1,804 |

(2) Pursuant to Caijin[2005] No. 164 "Notification on the treatment of Bank of China's state equity surplus for the year 2003 and profit appropriation for the year 2004", the amount is payable by the Bank to the MOF before 31 December 2008. Refer to Note II.3

## 22. Minority Interests

| | 2005 | 2004 |
|---|---|---|
| At 1 January | 27,387 | 25,724 |
| Share of current year profit | 5,105 | 4,314 |
| Increase of shares in a subsidiary | 17 | 15 |
| Dividends paid to minority shareholders | (2,954) | (2,545) |
| Net fair value changes of available-for-sale securities | (110) | (64) |
| Currency translation differences | (667) | (57) |
| At 31 December | 28,778 | 27,387 |

## 23. Share Capital

| | 2005 | 2004 |
|---|---|---|
| At 1 January (1) | 186,390 | 186,390 |
| Issue of ordinary shares (2) | 23,037 | – |
| At 31 December | 209,427 | 186,390 |

(1) In accordance with Caijin [2004] No. 76 "Approval on Bank of China State Shares Administration Related Matters" issued by the MOF, Bank of China Limited was formed with Huijin as the sole equity holder on 26 August 2004. Huijin's capital contribution to the Bank in the form of US dollars and bullion, totalling RMB 186,390 million, was used to subscribe for 186,390,352,497 ordinary shares, with par value of RMB 1.00 per share. All shares held by Huijin in the Bank are, in fact, state shares controlled by the PRC government. The payment of the capital contribution in the amount of RMB 186,390 million was verified by PricewaterhouseCoopers Zhong Tian in its "Verification Report of Capital Contribution to Bank of China" (PwC ZT YZ [2004] No. 158) issued on 23 August 2004.

(2) In accordance with Yinjianfu [2005] No. 332 "Approval on the Introduction of strategic investors into Bank of China Limited", the Bank issued 23,037,009,860 ordinary shares at RMB 1 per share to RBS China Investments S.à.r.l., Asia Financial Holdings Pte. Ltd., UBS AG and Asian Development Bank (collectively, the "strategic investors") in 2005. The payments of the capital contribution were made in cash denominated in USD and were verified by PricewaterhouseCoopers Zhong Tian in its "Verification Report on the Capital Contributions to Bank of China Limited" (PwC ZT YZ [2006] No. 2) issued on 9 March 2006. As at 31 December 2005, the shares issued by the Bank are shown as follows:

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Huijin | 174,128,718,217 | 186,390,352,497 |
| RBS China Investments S.à.r.l. | 20,942,736,236 | – |
| Asia Financial Holdings Pte. Ltd. | 10,471,368,118 | – |
| UBS AG | 3,377,860,684 | – |
| Asian Development Bank | 506,679,102 | – |
| | 209,427,362,357 | 186,390,352,497 |

## 24. Capital Reserve

| | 2005 | 2004 |
|---|---|---|
| At 1 January | – | 43,408 |
| Capital restructuring (Note II.3) | – | (43,408) |
| Share premium | 3,964 | – |
| Others | 14 | – |
| At 31 December | 3,978 | – |

As described in Note VI.23(2), the Bank issued at premium 23,037,009,860 ordinary shares at RMB 1 per share to its international investors. The amount of share premium of RMB 3,964 million after deduction of issuance expenses was recorded in the Capital reserve.

## 25. Surplus Reserve

| | Statutory surplus reserve | Statutory welfare reserve | Total |
|---|---|---|---|
| At 1 January 2005 | 2,093 | 1,047 | 3,140 |
| Appropriation to surplus reserve (VI.27) | 2,847 | – | 2,847 |
| At 31 December 2005 | 4,940 | 1,047 | 5,987 |

| | Statutory surplus reserve | Statutory welfare reserve | Total |
|---|---|---|---|
| At 1 January 2004 | – | – | – |
| Appropriation to surplus reserve (VI. 27) | 2,093 | 1,047 | 3,140 |
| At 31 December 2004 | 2,093 | 1,047 | 3,140 |

(Amount in millions of Renminbi, unless otherwise stated)

## 25. Surplus Reserve (Continued)

Under relevant PRC Laws, the Bank is required to transfer 10% of its net profit, as determined under PRC GAAP, to a non-distributable Statutory surplus reserve. Appropriation to the Statutory surplus reserve may be ceased when the balance of such reserves has reached 50% of the share capital. Subject to the approval of the shareholders, Statutory surplus reserve can be used for replenishing the accumulated loss or increasing the Bank's share capital. The Statutory surplus reserve amount used to increase the share capital is limited to a level where the balance of statutory surplus reserve after such capitalisation is not less than 25% of the share capital.

Statutory welfare reserve can be used for funding employees' collective welfare activities upon approval by the PRC Government. According to the substance of the fourth temporary Shareholder's meeting in 2006, the Bank will not appropriate amounts to the Statutory welfare reserve any more.

In addition, some overseas branches and subsidiaries are required to transfer certain percentage of its net profit to the statutory surplus reserve as stipulated by local banking authorities.

## 26. General Reserve and Regulatory Reserve

| | General reserve | Regulatory reserve | Total |
|---|---|---|---|
| At 1 January 2005 | 419 | – | 419 |
| Appropriation to general and regulatory reserve (VI.27) | 2,184 | 2,506 | 4,690 |
| At 31 December 2005 | 2,603 | 2,506 | 5,109 |

| | General reserve | Regulatory reserve | Total |
|---|---|---|---|
| At 1 January 2004 | – | – | – |
| Appropriation to general and regulatory reserve (VI.27) | 419 | – | 419 |
| At 31 December 2004 | 419 | – | 419 |

Pursuant to Cai Jin [2005] No. 49 "Measures on General Provision for Bad and Doubtful Debts for Financial Institutions" issued by MOF on 17 May 2005, banks and certain other financial institutions in the PRC, including the Bank, are required to maintain an adequate allowance for impairment losses against their risk assets as defined. In addition to the specific allowance for impairment losses, financial institutions are required to establish and maintain a general reserve within Shareholders' equity, through the appropriation of income to address unidentified potential impairment losses. According to Cai Jin [2005] No.49, the general reserve should not be less than 1% of the aggregate amount of risk assets as defined by this policy. The Bank intends to achieve the required reserve level within 3 years.

The Regulatory reserve mainly refers to the reserve amount set aside by Bank of China (Hong Kong) Limited, subsidiary of the Group, for general banking risks, including future losses or other unforeseeable risks.

## 27. Undistributed Profits

| | 2005 | 2004 |
|---|---|---|
| **At 1 January** | 17,373 | (26,624) |
| Capital restructuring (Note II.3) | – | 26,624 |
| Adoption of equity accounting for investment in an associate(Note VI.9) | 2,194 | – |
| Net profit | 27,492 | 20,932 |
| Appropriation to surplus reserve (Note VI.25) (1) | (2,847) | (3,140) |
| Appropriation to general reserve and regulatory reserve (Note VI.26) (2) | (4,690) | (419) |
| Dividends (3) | (26,937) | – |
| **At 31 December** | 12,585 | 17,373 |

(1) In accordance with the resolution of the fourth temporary Shareholders' meeting in 2006, the Bank appropriated 10% of the profit after tax in 2005 to the statutory surplus reserve amounting to RMB 2,749 million.

(2) Appropriation to general reserve and regulatory reserves

In accordance with the resolution of the fourth temporary Shareholders' meeting in 2006, the Bank appropriated RMB 2,184 million to general reserve.

The general reserve of Bank of China (Hong Kong) Limited, subsidiary of the Group is mainly referring to the amount of RMB 2,475 million set aside for general banking risks, including future losses or other unforeseeable risks in accordance with the requirements of Hong Kong Monetary Authority, in addition to the loan impairment allowances on advances.

(3) Dividends

Pursuant to the 2004 profit distribution plan approved by the shareholder at the Second Extraordinary General Shareholder's Meeting held on 7 September 2005, the Bank distributed a cash dividend of RMB 14,200 million to its shareholder.

Pursuant to the profit distribution plan for the first half of 2005 approved by the Seventh Extraordinary General Shareholders' Meeting held on 31 December 2005, the Bank distributed a cash dividend of RMB 12,737 million to its shareholder.

## 28. Reserve for Fair Value Changes of Available-for-Sale Securities

| | 2005 | 2004 |
|---|---|---|
| **At 1 January** | (2,315) | 578 |
| Capital restructuring (Note II.3) | – | (578) |
| Fair value changes | 173 | (2,328) |
| Net losses transferred to the income statement on disposal | 762 | 13 |
| **At 31 December** | (1,380) | (2,315) |

(Amount in millions of Renminbi, unless otherwise stated)

## 29. Net interest Income

| | 2005 | 2004 |
|---|---|---|
| Interest income | | |
| Loans and advances to customers | 109,711 | 91,529 |
| Debt securities | 44,938 | 29,327 |
| Due from and placements with banks and other financial institutions | 8,426 | 4,341 |
| Due from central banks | 4,270 | 3,706 |
| Sub-total | 167,345 | 128,903 |
| Interest expense | | |
| Deposits from customers | (55,914) | (36,883) |
| Due to and placements from banks and other financial institutions, and due to central banks | (6,512) | (4,259) |
| Special purpose borrowings and bonds issued | (4,514) | (2,776) |
| Sub-total | (66,940) | (43,918) |
| Net interest income | 100,405 | 84,985 |

## 30. Net Fee and Commission Income

| | 2005 | 2004 |
|---|---|---|
| Settlement and clearing fees | 2,941 | 2,626 |
| Agency commissions | 2,735 | 2,690 |
| Credit commitment fees and commissions | 2,693 | 2,367 |
| Bank card fees | 2,340 | 1,840 |
| Custodian and other fiduciary service fees | 483 | 394 |
| Others | 1,506 | 1,471 |
| Fee and commission income | 12,698 | 11,388 |
| Fee and commission expense | (3,451) | (2,831) |
| Net fee and commission income | 9,247 | 8,557 |

## 31. Net Trading Income

| | 2005 | 2004 |
|---|---|---|
| Net gains from foreign exchange and foreign exchange products | 2,518 | 5,069 |
| Net gains from interest rate instruments | 1,964 | 3,683 |
| Total | 4,482 | 8,752 |

The Group's ability to manage its foreign currency exposure to specific foreign currency denominated items ("Restricted Foreign Currency Capital Items") against RMB is limited, among other things, to transactions specifically approved by the PRC Government. According to the current foreign currency policies of PRC Government, the conversion of foreign currency is subject to certain application and approval processes. As a result, the Group's process to manage its foreign currency exposure is executed within this approval timeframe. On 21 July 2005, the PRC Government introduced a managed floating exchange rate system to allow the value of the RMB to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. Included in the 2005 net gains from foreign exchange and foreign exchange products are: (1) the foreign currency translation loss related to the Restricted Foreign Currency Capital Items recognized as a result of the RMB appreciation was RMB 8,317 million; and (2) the fair value gain of RMB 3,231 million for the year ended 31 December 2005 arising from the Foreign Currency Option Agreement entered into with Huijin. The intent of the transaction was to create an effective economic hedge against a portion of the USD exposure arising from the USD capital contribution made by Huijin. Refer to Note VIII, (1).

## 32. Investment (Losses)/Gains

| | 2005 | 2004 |
|---|---|---|
| Equity investment | | |
| Net gain from investment in associates | 166 | 141 |
| Others | 512 | 848 |
| Sub-total | 678 | 989 |
| Debt securities investment | (926) | 89 |
| Total | (248) | 1,078 |

## 33. Other Operating Income, Net

| | 2005 | 2004 |
|---|---|---|
| Other operating income | | |
| Insurance premium | 5,237 | 4,057 |
| Others | 1,380 | 1,268 |
| Sub-total | 6,617 | 5,325 |
| Other operating expense | | |
| Insurance claim expense | (3,861) | (2,928) |
| Others | (614) | (1,032) |
| Sub-total | (4,475) | (3,960) |
| Other operating income, net | 2,142 | 1,365 |

(Amount in millions of Renminbi, unless otherwise stated)

## 34. Operating and Administrative Expenses

| | 2005 | 2004 |
|---|---|---|
| Staff costs | 23,979 | 19,814 |
| General operating and administrative expenses | 15,742 | 13,992 |
| Depreciation | 5,883 | 8,109 |
| Total | 45,604 | 41,915 |

Staff costs are analysed as follows:

| | 2005 | 2004 |
|---|---|---|
| Salaries and welfare expenses | 18,533 | 15,442 |
| Defined contribution plans | 2,253 | 1,231 |
| Housing fund contributions | 1,000 | 661 |
| Other Social insurance costs | 464 | 851 |
| Defined benefit plans (Note VI.21) | 294 | 6 |
| Others | 1,435 | 1,623 |
| Total | 23,979 | 19,814 |

In 2005, the Group continued to implement the Joint Stock Reform Plan as approved by the State Council, including undertaking a comprehensive re-design of its employee compensation and establishing a new supplementary pension program, the Annuity Plan. Included in the Defined contribution plans is RMB 738 million contributed by the Bank to the Annuity Plan in 2005. In addition, Huijin also made a contribution of RMB 500 million to the Annuity Plan which is not regarded as the Bank's expenditure. Refer to VIII. (1).

Contributions to defined contribution plans for the year ended 31 December 2005 include the effect of deductions of forfeited contributions of approximately RMB 27 million (2004: RMB 25 million). The amounts of unutilized forfeited contributions available for further deduction are not material as at 31 December 2005 and 2004.

## 35. Business Tax and Surcharges

| | 2005 | 2004 |
|---|---|---|
| Business tax | 5,104 | 4,486 |
| City maintenance and construction tax | 335 | 294 |
| Education surcharges | 178 | 156 |
| Others | 63 | 45 |
| Total | 5,680 | 4,981 |

## 36. Impairment Losses

| | 2005 | 2004 |
|---|---|---|
| Provision for loan losses | 10,888 | 22,793 |
| Provision for impairment of foreclosed assets | 133 | 2,997 |
| Provision for/(write-back of) impairment of other receivables | 498 | (2,216) |
| (Write-back of)/Provision for impairment of fixed assets and others | (534) | 223 |
| Total | 10,985 | 23,797 |

## 37. Income Tax

| | 2005 | 2004 |
|---|---|---|
| Current tax | 21,291 | 16,374 |
| Deferred tax (Note VI.20) | 1,252 | (7,044) |
| Total | 22,543 | 9,330 |

The income tax expense on the Group's profit before tax differs from the amount that would arise using the basic tax rate of the Group, detailed as follows:

| | 2005 | 2004 |
|---|---|---|
| Profit before tax | 55,140 | 34,576 |
| Tax calculated at a tax rate of 33% | 18,196 | 11,410 |
| Effect of different tax rates in overseas operations | (3,445) | (2,601) |
| Supplementary tax on overseas income paid in the PRC | 1,388 | 1,766 |
| Prior years tax expenses adjustment (1) | 2,376 | (506) |
| Income not subject to tax | (1,803) | (2,449) |
| Expenses not deductible for tax purposes (2) | 4,789 | 3,634 |
| Others (3) | 1,042 | (1,924) |
| Total | 22,543 | 9,330 |

(1) This amount includes the tax impact of RMB 1,921 million related to the write-back of loan loss provisions which were declared as non-deductable by local tax bureaus for the finalization of 2004 tax return of certain domestic branches.

(2) Non-deductible expenses primarily include staff salary costs in excess of those permitted to be deducted under PRC tax laws.

(3) Others mainly include: (i) In 2005, the Bank sold certain non-performing loans. The deferred income tax assets arising from the associated loan loss provisions were de-recognised as its tax benefits were transferred to the purchaser. (ii) In 2004, the PRC Tax Authority approved an one-off deduction of RMB 5,800 million related to impairment losses written off by the Bank. Its tax impact was RMB 1,914 million.

## 38. Earnings Per Share (Basic & Diluted)

Basic and diluted earnings per share for the year ended 31 December 2005 and 2004 have been computed by dividing the profit for the year by the weighted average number of ordinary shares issued.

The Bank has no dilutive potential ordinary shares as at 31 December 2005 and 2004, and therefore the diluted earnings per share is equal to the basic earnings per share.

| | 2005 | 2004 |
|---|---|---|
| Profit attributable to equity holders of the Bank | 27,492 | 20,932 |
| Weighted average number of ordinary shares in issue (millions) | 186,425 | 186,390 |
| Basic and diluted earnings per share (Renminbi per share) | 0.15 | 0.11 |

(Amount in millions of Renminbi, unless otherwise stated)

## 39. Notes to the Cash Flow Statement

Cash and cash equivalents comprise the following balances, the original maturities of which are less than three months:

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Cash | 28,644 | 28,592 |
| Balances with central banks (Note VI. 1) | 108,149 | 116,686 |
| Due from and placement with banks and other financial institutions (Note VI. 4) | 244,744 | 191,418 |
| Short term bills and notes (Note VI. 5) | 15,575 | 29,446 |
| Total | 397,112 | 366,142 |

(1) *Reconciliation of net profit* to cash flows from operating activities

| | 2005 |
|---|---|
| Net profit | 27,492 |
| Plus/(minus): | |
| Minority interest | 5,105 |
| Asset impairment losses | 10,985 |
| Depreciation of fixed assets | 5,883 |
| Amortisation of intangible assets and long-term deferred expenses | 912 |
| Net gain on disposal of fixed assets and other assets | (1,028) |
| Equity investments income | (678) |
| Interest expenses arising from bonds issued | 2,611 |
| Increase in operating receivables | (444,982) |
| Increase in operating payables | 407,583 |
| Net cash inflow from operating activities | 13,883 |

(2) Significant non-cash transactions

| | 2005 | 2004 |
|---|---|---|
| Transfer of policy-related assets (Note II.2) | – | 18,100 |
| Offsetting of payable to China Orient against the bond interest receivable from China Orient | – | 3,416 |

# VII. NOTES TO THE BANK'S FINANCIAL STATEMENTS

## 1. Debt Securities

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Debt Securities available-for-sale (at fair value) | | |
| Government bonds | 219,566 | 157,258 |
| Public sector and quasi government bonds | 102,200 | 57,910 |
| Financial institution bonds | 146,373 | 89,270 |
| Corporate bonds | 70,798 | 41,965 |
| Sub-total | 538,937 | 346,403 |
| Debt Securities held-to-maturity (at amortised cost) | | |
| Government bonds | 227,718 | 94,662 |
| Public sector and quasi government bonds | 103,074 | 109,501 |
| Financial institution bonds | 74,791 | 43,230 |
| Corporate bonds | 9,560 | 4,861 |
| Sub-total | 415,143 | 252,254 |
| Debt securities classified as loans and receivables (at amortised cost) | | |
| China Orient Bond | 160,000 | 160,000 |
| PBOC Special Bills | 91,530 | 91,530 |
| Special Purpose Treasury Bond | 42,500 | 42,500 |
| Short term bills and notes | | |
| - Public sector and quasi government bonds | 5,992 | 44,364 |
| - Financial institution bonds | 32,156 | 34,160 |
| - Corporate bonds | – | 730 |
| Bearer Treasury Bonds and others | 11,888 | 10,574 |
| Sub-total | 344,066 | 383,858 |
| Provision for impairment | (156) | (178) |
| Sub-total | 343,910 | 383,680 |
| Total | 1,297,990 | 982,337 |

(Amount in millions of Renminbi, unless otherwise stated)

## 1. Debt Securities (Continued)

The movement in debt securities is summarized as follows:

| | Available-for-sale | Held-to-maturity | Total |
|---|---|---|---|
| At 1 January 2005 | 346,403 | 252,254 | 598,657 |
| Additions | 847,817 | 432,940 | 1,280,757 |
| Sale and redemption | (638,230) | (267,575) | (905,805) |
| (Amortisation)/ Accretion | (496) | 2,061 | 1,565 |
| Fair value changes | 394 | – | 394 |
| Exchange differences | (16,951) | (4,537) | (21,488) |
| At 31 December 2005 | 538,937 | 415,143 | 954,080 |

| | Available-for-sale | Held-to-maturity | Total |
|---|---|---|---|
| At 1 January 2004 | 341,654 | 86,656 | 428,310 |
| Additions | 365,986 | 168,360 | 534,346 |
| Sale and redemption | (350,634) | (13,807) | (364,441) |
| (Amortisation)/ Accretion | (697) | 94 | (603) |
| Fair value changes | (2,183) | – | (2,183) |
| Exchange differences | 2,971 | 257 | 3,228 |
| Reclassification | (10,694) | 10,694 | – |
| At 31 December 2004 | 346,403 | 252,254 | 598,657 |

## 2. Loans and Advances to Customers

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Unsecured loans | 401,756 | 386,598 |
| Guaranteed loans | 617,332 | 596,210 |
| Collateralised and other secured loans | 849,017 | 814,310 |
| Total | 1,868,105 | 1,797,118 |

## 3. Equity Investments

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Investment in subsidiaries | 66,294 | 60,887 |
| Investment in associates | 63 | 161 |
| Others | 796 | 2,289 |
| | 67,153 | 63,337 |
| Less: Impairment provision | (202) | (1,454) |
| | 66,951 | 61,883 |

Movement of investment in subsidiaries is as follows:

| | 2005 | 2004 |
|---|---|---|
| At 1 January | 60,887 | 72,242 |
| Investment cost addition | 484 | 377 |
| Withdrawal of capital in a subsidiary | – | (5,701) |
| Share of results after tax | 10,895 | 9,342 |
| Dividends received | (6,010) | (14,749) |
| Disposal of investment in subsidiaries and others | 38 | (624) |
| At 31 December | 66,294 | 60,887 |

## 4. Deposits from Customers

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Short-term corporate deposits | | |
| Corporate demand deposits | 747,059 | 670,346 |
| Corporate time deposits less than one year | 380,105 | 276,657 |
| Sub-total | 1,127,164 | 947,003 |
| Short-term saving deposits | | |
| Demand deposits | 492,876 | 441,188 |
| Time deposits less than one year | 937,430 | 840,139 |
| Sub-total | 1,430,306 | 1,281,327 |

(Amount in millions of Renminbi, unless otherwise stated)

## 4. Deposits from Customers (Continued)

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Long-term corporate deposits | 24,395 | 20,296 |
| Long-term saving deposits | 305,239 | 288,256 |
| Securities and margin deposits | 122,083 | 100,347 |
| Total | 3,009,187 | 2,637,229 |

The securities and margin deposits are analysed as follows:

| | | |
|---|---|---|
| Security deposits for bank acceptance | 63,522 | 47,883 |
| Security deposits for letters of credit and letters of guarantee issued | 26,469 | 25,730 |
| Margin deposits for foreign exchange transactions | 3,718 | 3,771 |
| Others | 28,374 | 22,963 |
| Total | 122,083 | 100,347 |

## 5. Net Interest Income

| | 2005 | 2004 |
|---|---|---|
| Interest income | | |
| Loans and advances to customers | 94,464 | 81,642 |
| Debt securities | 34,994 | 23,144 |
| Due from and placements with banks and other financial institutions | 5,136 | 3,021 |
| Due from central banks | 4,145 | 3,676 |
| Sub-total | 138,739 | 111,483 |
| Interest expense | | |
| Deposits from customers | (42,384) | (32,381) |
| Due to and placements from banks and other financial institutions, due to central banks | (6,602) | (4,118) |
| Special purpose borrowings and bonds issued | (4,514) | (2,776) |
| Sub-total | (53,500) | (39,275) |
| Net interest income | 85,239 | 72,208 |

## 6. Net Fee and Commission Income

| | 2005 | 2004 |
|---|---|---|
| Settlement and clearing fees | 2,247 | 1,991 |
| Agency commissions | 964 | 782 |
| Credit commitment fees and commissions | 2,030 | 1,648 |
| Bank card fees | 1,540 | 1,095 |
| Custodian and other fiduciary service fees | 227 | 174 |
| Others | 1,063 | 893 |
| Fee and commission income | 8,071 | 6,583 |
| Fee and commission expenses | (1,851) | (1,486) |
| **Net fee and commission income** | **6,220** | **5,097** |

## 7. Net trading Income

| | 2005 | 2004 |
|---|---|---|
| Net gains from foreign exchange and foreign exchange products | 758 | 3,800 |
| Net gains from interest rate instruments | 1,884 | 2,630 |
| Total | 2,642 | 6,430 |

## 8. Investment Income

| | 2005 | 2004 |
|---|---|---|
| Equity investment | | |
| Share of result of subsidiaries | 10,895 | 9,342 |
| Net gains/(losses) from investments in associates | 37 | (57) |
| Others | 48 | (153) |
| Sub-total | 10,980 | 9,132 |
| Debt securities investment | (813) | (173) |
| Total | 10,167 | 8,959 |

(Amount in millions of Renminbi, unless otherwise stated)

## 1. Transactions with Huijin (Continued)

(3) Deposit

| | 2005 | 2004 |
|---|---|---|
| **At 1 January** | – | – |
| Deposits received during the year | 42,972 | – |
| Deposits repaid and other changes during the year | (4,103) | – |
| **At 31 December** | 38,869 | – |

The Deposits from Huijin are under commercial terms and at market rates.

## 2. Transactions with Other Companies Controlled by Huijin

Huijin also has controlling equity interests in certain other financial institutions in the PRC. The Group enters into banking transactions with these entities in the normal course of its business under commercial terms and at market rates. These include trading assets, investment securities and money market transactions. The Bank has no material balance with these entities as of 31 December 2005.

## 3. Transactions with Shareholders Holding 5% or More Mrdinary Shares

As at 31 December 2005, in addition to Huijin, the shareholders holding 5% or more ordinary shares of the Bank are RBS China Inverstments S.à.r.l. and Asia Financial Holdings Pte. Ltd.. The Bank has no significant transactions with these shareholders in 2005 and has no material balances with these shareholders as of 31 December 2005.

## 4. Transactions with Associates

In the ordinary course of business, the Group enters into business transactions with its associates (Note VI 9(1)), including lending, deposit taking, debt securities purchasing and other normal banking businesses. The transactions with these associates are conducted on the same pricing principles as for the transactions with any independent third party. The loans and deposits balances with associates and outstanding debt securities issued by associates at the year end are stated below. The related interest income and expense are not considered significant.

(1) Loans

| | 2005 | 2004 |
|---|---|---|
| **At 1 January** | 1,246 | 5,525 |
| Loans granted during the year | 8,128 | 2,728 |
| Loan repayments during the year | (989) | (3,092) |
| Loans written off and other changes during the year | (1,145) | (3,915) |
| **At 31 December** | 7,240 | 1,246 |
| **Provisions for loan losses** | (119) | (418) |

(2) Deposits

| | 2005 | 2004 |
|---|---|---|
| At 1 January | 1,227 | 1,336 |
| Deposits received during the year | 3,879 | 3,433 |
| Deposits repaid and other changes during the year | (4,250) | (3,542) |
| At 31 December | 856 | 1,227 |

(3) Debt securities issued by associates

| | 2005 | 2004 |
|---|---|---|
| At 1 January | – | – |
| Purchases during the year | 1,307 | – |
| Redemption sales during the year | (1,123) | – |
| Fair value changes and others | 4 | – |
| At 31 December | 188 | – |

# IX. SEGMENT REPORTING

The Group's businesses operate in three principal geographical areas: the Chinese Mainland, Hong Kong and Macau, and other overseas locations. Significant other overseas locations include New York, London, Singapore and Tokyo.

The geographical analysis of revenues, segment results, segment assets, segment liabilities and capital expenditure reflects the process through which the Group's operating activities are managed. In accordance with the Group's organisational structure and its internal financial reporting process, the Group has determined that geographical segments should be presented as its primary segment.

Profit and loss accounts, assets and liabilities, capital expenditure, depreciation and amortization and credit commitments have generally been based on the country in which the branch or subsidiary is located.

(Amount in millions of Renminbi, unless otherwise stated)

# IX. SEGMENT REPORTING (Continued)

For the year ended 31 December 2005

| | Chinese Mainland | Hong Kong & Macau | Other overseas operations | Eliminations | Group |
|---|---|---|---|---|---|
| Interest income | 133,781 | 31,353 | 5,526 | (3,315) | 167,345 |
| Interest expense | (51,094) | (15,326) | (3,835) | 3,315 | (66,940) |
| **Net interest income** | **82,687** | **16,027** | **1,691** | – | **100,405** |
| Net fee and commission income | 5,207 | 3,226 | 814 | – | 9,247 |
| Net trading income | 2,218 | 1,874 | 390 | – | 4,482 |
| Investment (losses)/ gains | (866) | 559 | 59 | – | (248) |
| Other operating income, net | 573 | 1,565 | 4 | – | 2,142 |
| | **89,819** | **23,251** | **2,958** | – | **116,028** |
| Operating and administrative expenses | (36,600) | (7,287) | (1,717) | – | (45,604) |
| Business tax and surcharges | (5,592) | (60) | (28) | – | (5,680) |
| **Operating profit** | **47,627** | **15,904** | **1,213** | – | **64,744** |
| Non-operating income, net | 529 | 677 | 175 | – | 1,381 |
| Profit before impairment losses | 48,156 | 16,581 | 1,388 | – | 66,125 |
| Impairment( losses)/ write-back | (15,404) | 3,869 | 550 | – | (10,985) |
| **Profit before tax** | **32,752** | **20,450** | **1,938** | – | **55,140** |
| Income tax | (19,409) | (2,814) | (320) | – | (22,543) |
| Profit after tax | 13,343 | 17,636 | 1,618 | – | 32,597 |
| Minority interest | (5) | (5,100) | – | – | (5,105) |
| **Net profit** | **13,338** | **12,536** | **1,618** | – | **27,492** |

As at and for the year ended 31 December 2005

| | Chinese Mainland | Hong Kong & Macau | Other overseas operations | Eliminations | Group |
|---|---|---|---|---|---|
| Segment assets | 3,803,989 | 966,225 | 186,982 | (214,390) | 4,742,806 |
| Segment liabilities | (3,584,086) | (871,046) | (178,853) | 153,799 | (4,480,186) |
| **Other segment items** | | | | | |
| Capital expenditure | 5,379 | 660 | 67 | – | 6,106 |
| Depreciation and amortisation | 5,906 | 762 | 127 | – | 6,795 |
| Credit commitments | 699,066 | 182,334 | 52,434 | (38,072) | 895,762 |

For the year ended 31 December 2004

| | Chinese Mainland | Hong Kong & Macau | Other overseas operations | Eliminations | Group |
|---|---|---|---|---|---|
| Interest income | 107,928 | 18,547 | 4,061 | (1,633) | 128,903 |
| Interest expense | (38,133) | (5,343) | (2,075) | 1,633 | (43,918) |
| **Net interest income** | **69,795** | **13,204** | **1,986** | **–** | **84,985** |
| Net fee and commission income | 4,052 | 3,664 | 841 | – | 8,557 |
| Net trading income/ (expenses) | 6,765 | 2,406 | (419) | – | 8,752 |
| Investment (losses)/ gains | (16) | 1,156 | (62) | – | 1,078 |
| Other operating income, net | 667 | 662 | 36 | – | 1,365 |
| | **81,263** | **21,092** | **2,382** | **–** | **104,737** |
| Operating and administrative expenses | (33,178) | (7,299) | (1,438) | – | (41,915) |
| Business tax and surcharges | (4,922) | (34) | (25) | – | (4,981) |
| **Operating profit** | **43,163** | **13,759** | **919** | – | 57,841 |
| Non–operating income, net | 110 | 264 | 158 | – | **532** |
| Profit before impairment losses | 43,273 | 14,023 | 1,077 | – | 58,373 |
| Impairment (losses)/ write-back | (26,984) | 2,943 | 244 | – | (23,797) |
| **Profit before tax** | **16,289** | **16,966** | **1,321** | – | **34,576** |
| Income tax | (6,278) | (2,681) | (371) | – | (9,330) |
| Profit after tax | 10,011 | 14,285 | 950 | – | 25,246 |
| Minority interest | (26) | (4,288) | – | – | (4,314) |
| **Net profit** | **9,985** | **9,997** | **950** | **–** | **20,932** |

As at and for the year ended 31 December 2004

| | Chinese Mainland | Hong Kong & Macau | Other overseas operations | Eliminations | Group |
|---|---|---|---|---|---|
| Segment assets | 3,333,298 | 959,668 | 234,718 | (257,241) | 4,270,443 |
| Segment liabilities | (3,138,214) | (876,343) | (226,518) | 203,370 | (4,037,705) |
| **Other segment items** | | | | | |
| Capital expenditure | 5,975 | 663 | 119 | – | 6,757 |
| Depreciation and amortisation | 7,343 | 842 | 379 | – | 8,564 |
| Credit commitments | 572,320 | 173,565 | 42,459 | (29,059) | 759,285 |

Business segments are presented as the Group's secondary segment. The Group provides services through four main business segments: commercial banking, investment banking, insurance and other operations. Segment revenue, results, assets, liabilities and capital expenditure presented in business segments include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

(Amount in millions of Renminbi, unless otherwise stated)

# IX. SEGMENT REPORTING (Continued)

Commercial banking – services to corporate customers including current accounts, deposits, overdrafts, lending, trade related products and other credit facilities, foreign currency and derivative products and services to retail customers including current accounts, savings, deposits, investment savings, custody, credit and debit cards, consumer loans and mortagages.

Investment banking – consisting of debt and equity underwriting, asset management services, brokerage services and loan syndications.

Insurance – underwriting of general and life insurance business and insurance agency services.

Other operations of the Group comprize investment holding and other miscellaneous activities, none of which constitutes a separately reportable segment or can be allocated on a reasonable basis.

As at and for the year ended 31 December 2005

| | Commercial banking | Investment banking | Insurance | Others | Elimination | Total |
|---|---|---|---|---|---|---|
| Interest income | 166,734 | 478 | 407 | 194 | (468) | 167,345 |
| Interest expense | (66,938) | (371) | – | (99) | 468 | (66,940) |
| **Net interest income** | **99,796** | **107** | **407** | **95** | **–** | **100,405** |
| Net fee and commission income | 9,376 | 368 | (494) | (3) | – | 9,247 |
| Net trading income/(losses) | 4,663 | 132 | (309) | (4) | – | 4,482 |
| Investment (losses)/income | (910) | 242 | 19 | 401 | – | (248) |
| Other operating income, net | 1,232 | – | 848 | 120 | (58) | 2,142 |
| | **114,157** | **849** | **471** | **609** | **(58)** | **116,028** |
| Operating and administrative expenses | (44,892) | (522) | (177) | (71) | 58 | (45,604) |
| Business tax and surcharges | (5,658) | (6) | (3) | (13) | – | (5,680) |
| **Operating profit** | **63,607** | **321** | **291** | **525** | **–** | **64,744** |
| Non-operating income, net | 1,266 | 4 | 43 | 68 | – | 1,381 |
| Profit before impairment losses | 64,873 | 325 | 334 | 593 | – | 66,125 |
| Impairment (losses)/ write-back | (11,505) | (10) | 1 | 529 | – | (10,985) |
| **Profit before tax** | **53,368** | **315** | **335** | **1,122** | **–** | **55,140** |
| Income tax | – | – | – | – | – | (22,543) |
| Profit after tax | – | – | – | – | – | 32,597 |
| Minority interests | – | – | – | – | – | (5,105) |
| **Net profit** | – | – | – | – | – | **27,492** |
| Segment assets | 4,727,305 | 15,159 | 12,398 | 12,325 | (24,381) | 4,742,806 |
| Segment liabilities | (4,471,297) | (11,059) | (10,349) | (5,905) | 18,424 | (4,480,186) |
| **Capital expenditure** | **6,097** | **–** | **7** | **2** | **–** | **6,106** |

As at and for the year ended 31 December 2004

| | Commercial banking | Investment banking | Insurance | Others | Elimination | Total |
|---|---|---|---|---|---|---|
| Interest income | 128,246 | 306 | 305 | 226 | (180) | 128,903 |
| Interest expense | (43,915) | (82) | – | (101) | 180 | (43,918) |
| **Net interest income** | **84,331** | **224** | **305** | **125** | **–** | **84,985** |
| Net fee and commission income | 8,549 | 492 | (496) | 12 | – | 8,557 |
| Net trading income | 8,528 | 123 | 95 | 6 | – | 8,752 |
| Investment income/(loss) | 193 | (43) | 7 | 921 | – | 1,078 |
| Other operating income, net | 875 | – | 566 | (36) | (40) | 1,365 |
| | **102,476** | **796** | **477** | **1,028** | **(40)** | **104,737** |
| Operating and administrative expenses | (41,258) | (469) | (172) | (56) | 40 | (41,915) |
| Business tax and surcharges | (4,975) | (3) | (3) | – | – | (4,981) |
| **Operating profit** | **56,243** | **324** | **302** | **972** | **–** | **57,841** |
| Non-operating income, net | 546 | 9 | (40) | 17 | – | 532 |
| Profit before impairment losses | 56,789 | 333 | 262 | 989 | – | 58,373 |
| Impairment (losses)/ write-back | (23,864) | 27 | 3 | 37 | – | (23,797) |
| **Profit before tax** | **32,925** | **360** | **265** | **1,026** | **–** | **34,576** |
| Income tax | – | – | – | – | – | (9,330) |
| Profit after tax | – | – | – | – | – | 25,246 |
| Minority interest | – | – | – | – | – | (4,314) |
| **Net profit** | **–** | **–** | **–** | **–** | **–** | **20,932** |
| Segment assets | 4,266,168 | 14,780 | 9,549 | 6,327 | (26,381) | 4,270,443 |
| Segment liabilites | (4,036,639) | (10,588) | (7,629) | (6,143) | 23,294 | (4,037,705) |
| **Capital expenditure** | **6,716** | **35** | **6** | **–** | **–** | **6,757** |

(Amount in millions of Renminbi, unless otherwise stated)

# X. ASSETS AND LIABILITIES BY CURRENCY

Set forth below are assets, liabilities and off-balance sheet items by currency. Short-term financial assets include cash, precious metals, due from central banks and government certificates of indebtedness for bank notes issued. Debt securities also include trading and other debt securities at fair value through profit or loss. Other assets primarily include interest receivable, fixed assets and deferred tax assets. Short-term financial liabilities include due to central banks and bank notes in circulation. Other liabilities primarily include interest payable. Option products are included in net off-balance sheet position using notional amounts, including the Foreign Currency Option Agreement with Huijin whereby the Bank has acquired the option to sell to Huijin USD 18 billion. The intent of the transaction was to create an effective economic hedge against a portion of the USD exposure arising from the USD capital contribution made by Huijin.

| As at 31 December 2005 | RMB | USD | HKD | EURO | JPY | GBP | Other | Total |
|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | |
| Short-term financial assets | 290,571 | 17,463 | 50,536 | 2,244 | 17,105 | 421 | 33,145 | 411,485 |
| Derivative financial instruments assets | – | 11,493 | 4,552 | 149 | 548 | 57 | 9 | 16,808 |
| Due from and placements with banks and other financial institutions | 72,731 | 133,179 | 96,420 | 13,322 | 616 | 5,691 | 22,578 | 344,537 |
| Debt securities | 834,407 | 562,128 | 147,966 | 50,044 | 23,072 | 7,048 | 44,926 | 1,669,591 |
| Loans and advances to customers | 1,477,859 | 358,289 | 319,212 | 34,942 | 25,418 | 4,228 | 15,098 | 2,235,046 |
| Less: Provision for loan losses | (66,477) | (11,779) | (3,485) | (510) | (552) | (36) | (314) | (83,153) |
| Other assets | 90,733 | 15,988 | 34,632 | 1,172 | 1,755 | 727 | 3,485 | 148,492 |
| **Total assets** | **2,699,824** | **1,086,761** | **649,833** | **101,363** | **67,962** | **18,136** | **118,927** | **4,742,806** |
| **Liabilities** | | | | | | | | |
| Short-term financial liabilities | 1,084 | 24,162 | 38,595 | 29 | – | 32 | 1,884 | 65,786 |
| Derivative financial instruments and liabilities at fair value through profit or loss | – | 70,625 | 19,551 | 418 | 384 | 117 | 79 | 91,174 |
| Due to and placements from banks and other financial institutions | 209,624 | 76,205 | 13,707 | 4,400 | 11,538 | 514 | 29,245 | 345,233 |
| Deposits from customers | 2,531,878 | 440,252 | 529,827 | 46,854 | 37,565 | 26,634 | 90,767 | 3,703,777 |
| Special purpose borrowings and bonds issued | 60,000 | 28,549 | – | 16,251 | 4,665 | 1,092 | 1,786 | 112,343 |
| Other liabilities | 119,401 | 17,220 | 20,679 | 1,525 | 1,138 | 527 | 1,383 | 161,873 |
| **Total liabilities** | **2,921,987** | **657,013** | **622,359** | **69,477** | **55,290** | **28,916** | **125,144** | **4,480,186** |
| Net on-balance sheet position | (222,163) | 429,748 | 27,474 | 31,886 | 12,672 | (10,780) | (6,217) | 262,620 |
| Net off-balance sheet position | 173,666 | (229,776) | 73,943 | (29,586) | (16,344) | 15,331 | 15,197 | 2,431 |
| Credit commitments | 394,938 | 295,280 | 137,425 | 30,874 | 21,185 | 2,049 | 14,011 | 895,762 |

| As at 31 December 2004 | RMB | USD | HKD | EURO | JPY | GBP | Other | Total |
|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | |
| Short-term financial assets | 253,528 | 16,804 | 48,175 | 2,401 | 25,769 | 514 | 33,460 | 380,651 |
| Derivative financial instruments assets | – | 15,417 | 346 | 26 | 278 | – | 9 | 16,076 |
| Due from and placements with banks and other financial institutions | 45,173 | 160,727 | 96,946 | 3,586 | 15,402 | 6,095 | 19,450 | 347,379 |
| Debt securities | 478,827 | 495,156 | 162,455 | 75,023 | 42,296 | 8,443 | 47,279 | 1,309,479 |
| Loans and advances to customers | 1,380,007 | 350,474 | 310,621 | 47,187 | 37,063 | 4,949 | 16,161 | 2,146,462 |
| Less: Provision for loan losses | (52,133) | (13,161) | (6,226) | (1,227) | (1,563) | (86) | (373) | (74,769) |
| Other assets | 89,116 | 15,206 | 31,347 | 2,256 | 1,927 | 826 | 4,487 | 145,165 |
| **Total assets** | **2,194,518** | **1,040,623** | **643,664** | **129,252** | **121,172** | **20,741** | **120,473** | **4,270,443** |
| **Liabilities** | | | | | | | | |
| Short-term financial liabilities | 637 | 45,748 | 37,014 | – | – | 1,139 | 23,629 | 108,167 |
| Derivative financial instruments and liabilities at fair value through profit or loss | – | 86,221 | 6,587 | 302 | 288 | 334 | 28 | 93,760 |
| Due to and placements from banks and other financial institutions | 129,210 | 66,126 | 18,440 | 3,856 | 28,158 | 384 | 2,672 | 248,846 |
| Deposits from customers | 2,093,272 | 517,923 | 562,378 | 35,139 | 24,961 | 24,274 | 84,530 | 3,342,477 |
| Special purpose borrowings and bonds issued | 26,075 | 33,771 | – | 22,506 | 10,098 | 1,711 | 1,641 | 95,802 |
| Other liabilities | 105,043 | 19,434 | 19,166 | 2,076 | 932 | 550 | 1,452 | 148,653 |
| **Total liabilities** | **2,354,237** | **769,223** | **643,585** | **63,879** | **64,437** | **28,392** | **113,952** | **4,037,705** |
| Net on-balance sheet position | (159,719) | 271,400 | 79 | 65,373 | 56,735 | (7,651) | 6,521 | 232,738 |
| Net off-balance sheet position | (18,992) | 10,770 | 83,539 | (64,484) | (43,766) | 10,505 | 17,919 | (4,509) |
| Credit commitments | 301, 171 | 251,478 | 129,973 | 42,802 | 25,222 | 2,461 | 6,178 | 759,285 |

(Amount in millions of Renminbi, unless otherwise stated)

# XI. ASSETS AND LIABILITIES BY MATURITY

Maturity grouping analysis of assets and liabilities items is as follows. Short-term financial assets include cash, precious metals, due from central banks and government certificates of indebtedness for bank notes issued. Debt securities also include trading and other debt securities at fair value through profit or loss. Other assets primarily include interest receivable, fixed assets and deferred tax assets. Short-term financial liabilities include due to central banks and bank notes in circulation. Other liabilities primarily include interest payable.

| As at 31 December 2005 | Overdue | On demand | Up to 1 month | 1-3 months | 3-12 months | 1-5 years | Over 5 years | Total |
|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | |
| Short-term financial assets | – | 208,416 | 202,030 | 1,018 | 21 | – | – | 411,485 |
| Derivative financial instruments assets | – | 3,890 | 2,042 | 754 | 1,583 | 5,347 | 3,192 | 16,808 |
| Due from and placements with banks and other financial institutions | – | 12,438 | 220,629 | 92,649 | 18,707 | 114 | – | 344,537 |
| Debt securities | – | – | 69,577 | 107,968 | 315,812 | 813,060 | 363,174 | 1,669,591 |
| Loans and advances to customers | 77,846 | 28,662 | 109,430 | 224,756 | 814,571 | 518,316 | 461,465 | 2,235,046 |
| Less: Provision for loan losses | (37,696) | (299) | (1,881) | (4,326) | (19,121) | (12,058) | (7,772) | (83,153) |
| Other assets | 303 | 4,622 | 12,727 | 6,936 | 10,367 | 27,240 | 86,297 | 148,492 |
| **Total assets** | 40,453 | 257,729 | 614,554 | 429,755 | 1,141,940 | 1,352,019 | 906,356 | 4,742,806 |
| **Liabilities** | | | | | | | | |
| Short-term financial liabilities | – | 65,237 | 529 | 20 | – | – | – | 65,786 |
| Derivative financial instruments and liabilities at fair value through profit or loss | – | 1,805 | 9,124 | 9,300 | 22,995 | 38,091 | 9,859 | 91,174 |
| Due to and placements from banks and other financial institutions | – | 137,560 | 79,351 | 47,365 | 48,126 | 32,831 | – | 345,233 |
| Deposits from customers | – | 1,615,637 | 521,517 | 441,467 | 843,029 | 279,819 | 2,308 | 3,703,777 |
| Special purpose borrowings and bonds issued | – | – | 1,046 | 816 | 5,361 | 20,840 | 84,280 | 112,343 |
| Other liabilities | – | 74,437 | 14,974 | 5,610 | 51,950 | 12,849 | 2,053 | 161,873 |
| **Total liabilities** | – | 1,894,676 | 626,541 | 504,578 | 971,461 | 384,430 | 98,500 | 4,480,186 |
| **Net liquidity gap** | 40,453 | (1,636,947) | (11,987) | (74,823) | 170,479 | 967,589 | 807,856 | 262,620 |

| As at 31 December 2004 | Overdue | On demand | Up to 1 month | 1-3 months | 3-12 months | 1-5 years | Over 5 years | Total |
|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | |
| Short-term financial assets | – | 96,303 | 284,348 | – | – | – | – | 380,651 |
| Derivative financial instruments assets | – | – | 7,674 | 1,139 | 1,912 | 1,903 | 3,448 | 16,076 |
| Due from and placements with banks and other financial institutions | 29 | 17,981 | 185,481 | 85,171 | 58,643 | 66 | 8 | 347,379 |
| Debt securities | – | – | 72,913 | 116,357 | 151,775 | 549,653 | 418,781 | 1,309,479 |
| Loans and advances to customers | 72,199 | 23,410 | 130,259 | 227,406 | 848,857 | 461,577 | 382,754 | 2,146,462 |
| Less: Provision for loan losses | (35,889) | (474) | (2,008) | (3,183) | (16,055) | (9,379) | (7,781) | (74,769) |
| Other assets | 273 | 9,087 | 7,329 | 1,372 | 14,982 | 28,210 | 83,912 | 145,165 |
| **Total assets** | 36,612 | 146,307 | 685,996 | 428,262 | 1,060,114 | 1,032,030 | 881,122 | 4,270,443 |
| **Liabilities** | | | | | | | | |
| Short-term financial liabilities | – | 81,613 | 77 | 11,416 | 15,061 | – | – | 108,167 |
| Derivative financial instruments and liabilities at fair value through profit or loss | – | – | 13,975 | 22,122 | 26,760 | 15,621 | 15,282 | 93,760 |
| Due to and placements from banks and other financial institutions | – | 105,422 | 56,745 | 15,902 | 19,318 | 45,784 | 5,675 | 248,846 |
| Deposits from customers | – | 1,611,154 | 460,643 | 373,265 | 661,355 | 233,384 | 2,676 | 3,342,477 |
| Special purpose borrowings and bonds issued | – | – | 2,581 | 1,053 | 6,586 | 28,474 | 57,108 | 95,802 |
| Other liabilities | 215 | 90,557 | 5,648 | 4,991 | 40,370 | 5,521 | 1,351 | 148,653 |
| **Total liabilities** | 215 | 1,888,746 | 539,669 | 428,749 | 769,450 | 328,784 | 82,092 | 4,037,705 |
| **Net liquidity gap** | 36,397 | (1,742,439) | 146,327 | (487) | 290,664 | 703,246 | 799,030 | 232,738 |

(Amount in millions of Renminbi, unless otherwise stated)

# XII. CONTINGENT LIABILITIES, COMMITMENTS AND OTHEROFF-BALANCE SHEET ITEMS

## 1. Legal proceedings

As at 31 December 2005, the Group was the defendant in certain lawsuits arising from its normal business operations. Management of the Group believes that the outcome of these lawsuits will not have a material impact on the financial position of the Group after consulting legal counsel.

## 2. Assets pledged

Assets pledged as collateral for repurchase, short positions and precious metals swaps agreements with other banks and financial institutions are set forth in the tables below. As at 31 December 2005, the Group had repurchase agreements, short positions and precious metals swaps amounting to RMB 62,108 million (2004: RMB 18,378 million). All such agreements mature within twelve months from inception.

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Precious metals | 2,617 | 3,118 |
| Bills (Note VI. 6) | 11,968 | 3,993 |
| Debt securities (Note VI. 5) | 49,658 | 11,639 |
| Total | 64,243 | 18,750 |

## 3. Capital commitments

The Group has the following outstanding capital commitments not provided for in the accounts:

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Authorised and contracted for but not recorded | 1,893 | 564 |
| Authorised but not contracted for | 2,687 | 1,077 |
| | 4,580 | 1,641 |

The above capital commitments are related to commitments to purchase building and equipment. The Group's management is confident that future revenues and funding available will be sufficient to meet these capital commitments. However the Group's management have no obligation to incur the costs in respect of the balance of the authorised but not contracted for amounts.

## 4. Operating leases

Under the Group's irrevocable operating lease contracts, the minimum rental payments that should be paid in the future are summarised as:

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Within one year | 1,371 | 1,128 |
| One to two years | 1,085 | 1,014 |
| Two to three years | 807 | 664 |
| Above three years | 2,546 | 1,604 |
| Total | 5,809 | 4,410 |

## 5. Bearer treasury bonds redemption commitments

The Bank is entrusted by the MOF to issue certain Bearer Treasury Bonds. The investors of Bearer Treasury Bonds have a right to redeem the bonds at par any time prior to maturity and the Bank is committed to redeem those bonds. The redemption price is the principal value of the Bearer Treasury Bonds plus unpaid interest. As at 31 December 2005, the Bank's redemption commitments, representing the principal value of the bonds underwritten and sold by the Bank, amounted to RMB 80,965 million (2004: RMB 75,188 million). The original maturities of these bonds vary from 1 to 5 years. As the deposits base rate established by the PBOC is currently lower than the yields on all issues of Bearer Treasury Bonds, management expects the amount of redemption before the maturity dates of those bonds through the Bank will not be material.

## 6. Major off-balance sheet exposures

| | 31 December 2005 | 31 December 2004 |
|---|---|---|
| Acceptances | 195,234 | 166,869 |
| Letters of guarantee issued | 212,987 | 186,472 |
| Letters of credit issued | 101,195 | 104,204 |
| Irrevocable credit commitments and others | 386,346 | 301,740 |
| **Total** | **895,762** | **759,285** |

## 7. Fiduciary activities

The Group provides custody, entrusted loan administration, trustee and investment management services to third parties. Assets that are held in a fiduciary capacity are not included in these financial statements. As at 31 December 2005, the Group had a balance of securities and other financial instruments held in custody accounts amounted to approximately RMB 562,823 million (2004: RMB 502,045 million), and entrusted loans of RMB 51,626 million (2004: RMB 47,863 million).

# XIII. EVENTS AFTER THE BALANCE SHEET DATE

On 8 March 2006 the Bank entered into a share purchase agreement with the National Council for Social Security Fund ("SSF"), pursuant to which SSF contributed RMB 10 billion as the consideration to subscribe for 8,514,415,652 RMB ordinary shares of the Bank. The transaction was approved by CBRC on 10 March 2006 and completed on 13 March 2006.

# List of Branches and Subsidiaries





## HEAD OFFICE

1 FUXINGMEN NEI DAJIE,
BEIJING 100818, CHINA
SWIFT: BKCH CN BJ
TLX: 22254 BCHO CN
TEL: (86) 010-66596688
FAX: (86) 010-66593777
POST CODE: 100818
Website: www.boc.cn

## ANHUI PROVINCE

### ANHUI BRANCH
313 MID-CHANGJIANG ROAD,
HEFEI 230061, ANHUI PROV., CHINA
SWIFT: BKCH CN BJ 780
TEL: (86) 0551-2926114
FAX: (86) 0551-2926993
POST CODE: 230061

### WUHU BRANCH
258 JIU HUA SHAN ROAD, WUHU
241000, ANHUI PROV., CHINA
SWIFT: BKCH CN BJ 79A
TLX: 91120 WHBOC CN
TEL: (86) 0553-3830735
FAX: (86) 0553-3823492
POST CODE: 241000

### MA'ANSHAN BRANCH
INTERNATIONAL FINANCE
BUILDING, 1 HUAYU ROAD,
MA'ANSHAN 243011,
ANHUI PROV., CHINA
SWIFT: BKCH CN BJ 79C
TEL: (86) 0555-2345674
FAX: (86) 0555-2345674
POST CODE: 243011

## BEIJING CITY

### BEIJING BRANCH
8 YABAO LU, CHAOYANG DISTRICT,
BEIJING 100020, CHINA
SWIFT: BKCH CN BJ 110
TLX: 210245 BOCCB CN
TEL: (86) 010-65199988
FAX: (86) 010-65199572
010-65199586
POST CODE: 100020

### BOC INTERNATIONAL HOLDINGS LIMITED BEIJING REPRESENTATIVE OFFICE
Rm. 801, OFFICE TOWER, E1,
ORIENTAL PLAZA, NO.1 EAST
CHANG AN AVENUE, BEIJING 100738,
CHINA
TEL: (86) 010-85185505
FAX: (86) 010-85184063
POST CODE: 100738
Website: www.bocigroup.com
Email: Bj@bocigroup.com

### BOC GROUP LIFE ASSURANCE CO.,LTD. BEIJING REPRESENTATIVE OFFICE
8/F. BOC BLDG., 1 FUXINGMEN NEI
DAJIE,BEIJING 100818, CHINA
TEL: (86) 010-66533316
FAX: (86) 010-66080048
POST CODE: 100818
Email: Bjxianghong@263.net

## CHONGQING CITY

### CHONGQING BRANCH
218 ZHONG SHAN 1 ROAD,
YU ZHONG DISTRICT,
CHONGQING 400013, CHINA
SWIFT: BKCH CN BJ 59A
TLX: 62172 CQBOC CN
TEL: (86) 023-63889461
023-63889280
FAX: (86) 023-63500852
POST CODE: 400013

## FUJIAN PROVINCE

### FUJIAN BRANCH
BOC BLDG., 136 WUSI ROAD,
FUZHOU 350003,
FUJIAN PROV., CHINA
SWIFT: BKCH CN BJ 720
TLX: 92109 BOCFJ CN
TEL: (86) 0591-87848741
0591-87849504
FAX: (86) 0591-87804522
POST CODE: 350003

### XIAMEN BRANCH
BOC BLDG., 40 NORTH HUBIN ROAD,
XIAMEN 361012,
FUJIAN PROV., CHINA
SWIFT: BKCH CN BJ 73A
TLX: 923012 XMBOC CN
TEL: (86) 0592-5066415
FAX: (86) 0592-5066443
POST CODE: 361012

### FUZHOUSHI SHIZHONG SUB-BRANCH
27 GUTIAN ROAD, GULOU DISTRICT,
FUZHOU 350005, FUJIAN PROV.,
CHINA
SWIFT: BKCH CN BJ 73E
TLX: 924004 BOC FZ CN
TEL: (86) 0591-83318034
0591-83321310
FAX: (86) 0591-83321700
POST CODE: 350005

### FUQING SUB-BRANCH
39 DONGMEN ROAD,
FUQING 350300, FUJIAN PROV., CHINA
SWIFT: BKCH CN BJ 73L
TLX: 924006 BOCFQ CN
TEL: (86) 0591-85239999
0591-85169031
FAX: (86) 0591-85226149
POST CODE: 350300

### PUTIAN BRANCH
933 WENXIAN ROAD,
CHENG XIANG DISTRICT,
PUTIAN 351100, FUJIAN PROV., CHINA
SWIFT: BKCH CN BJ 73C
TLX: 925003 CBKPT CN
TEL: (86) 0594-2698904
0594-2695974
FAX: (86) 0594-2690761
POST CODE: 351100

### QUANZHOU BRANCH
BOC BLDG. FENGZE JIE,
QUANZHOU 362000,
FUJIAN PROV., CHINA
SWIFT: BKCH CN BJ 73B
TLX: 928057 QZBOC CN
TEL: (86) 0595-21152162
FAX: (86) 0595-22110636
POST CODE: 362000

### ZHANGZHOU BRANCH
2 SOUTH YUAN GUANG ROAD,
XIANG CHENG DISTRICT,
ZHANG ZHOU 363000,
FUJIAN PROV., CHINA
SWIFT: BKCH CN BJ 73D
TLX: 929011 BOCZH CN
TEL: (86) 0596-2972809
0596-2972807
FAX: (86) 0596-2972867
POST CODE: 363000

## GANSU PROVINCE

### GANSU BRANCH
525 TIANSHUI SOUTH ROAD,
LANZHOU 730000,
GANSU PROV., CHINA
SWIFT: BKCH CN BJ 660
TEL: (86) 0931-8410884
FAX: (86) 0931-8410884
POST CODE: 730000

## GUANGDONG PROVINCE

### GUANGDONG BRANCH
197 DONGFENG XI LU,
GUANGZHOU 510130,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 400
TLX: 441042 GZBOC CN
TEL: (86) 020-83338080
FAX: (86) 020-83344066
POST CODE: 510130

### GUANGZHOUSHI ZHUJIANG SUB-BRANCH
DEVELOP CENTER BUILDING,
3 LINJIANG ROAD, ZHUJIANG NEW
CITY, GUANGZHOU 529500,
GUANGDONG PROV.,CHINA
SWIFT: BKCH CN BJ 42W
TEL: (86) 0662-3216110
FAX: (86) 0662-3227743
POST CODE: 529500

ZHUHAI BRANCH
1148 YUEHAI EAST ROAD,
GONGBEI, ZHUHAI 519020,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 45P
TLX: 456228 ZUBOC CN
TEL: (86) 0756-8883333
FAX: (86) 0756-8885304
POST CODE: 519020

SHANTOU BRANCH
98 JIN SHA ROAD, SHANTOU 515041,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 41A
TLX: 454042 STBOC CN
TEL: (86) 0754-8262955
FAX: (86) 0754-8262843
POST CODE: 515041

CHAOZHOU BRANCH
BANK OF CHINA BLDG.,
CROSSING OF CHAOZHOU ROAD,
CHAOZHOU 521011,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 41P
TEL: (86) 0768-2863008
FAX: (86) 0768-2863022
POST CODE: 521011

DONGGUAN BRANCH
72 GUANTAI ROAD,
DONGGUAN 523072,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44W
TEL: (86) 0769-2819888
FAX: (86) 0769-2818181
POST CODE: 523072

FOSHAN BRANCH
2 REN MIN XI LU, FOSHAN 528000,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44A
TEL: (86) 0757-82683367
FAX: (86) 0757-82221638
POST CODE: 528000

GUANGZHOU K. F. Q. BRANCH
2 DONGYUAN, QINGNIAN ROAD,
GUANGZHOU 510730,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 42G
TEL: (86) 020-82215911
FAX: (86) 020-82212766
POST CODE: 510730

HUIZHOU BRANCH
22 MAI DI ROAD, HUIZHOU 516001,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 47A
TEL: (86) 0752-2289988
FAX: (86) 0752-2289525
POST CODE: 516001

JIANGMEN BRANCH
22 GANGKOU ROAD, JIANGMEN
529000, GUANGDONG PROV.,
CHINA
SWIFT: BKCH CN BJ 44K
TEL: (86) 0750-3163399
FAX: (86) 0750-3163166
POST CODE: 529000

MAOMING BRANCH
13 YOUCHENG 5 LU,
MAOMING 525000,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 42P
TEL: (86) 0668-2889134
FAX: (86) 0668-2285300
POST CODE: 525000

MEIZHOU BRANCH
53 MEIJIANG 1 ROAD,
MEIZHOU 514021,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 47K
TEL: (86) 0751-2189321
FAX: (86) 0751-2189359
POST CODE: 514021

SHAOGUAN BRANCH
ZHONGYIN BUILDING,
160 JIEFANG ROAD,
SHAOGUAN 512000,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 46P
TEL: (86) 0751-8186948
FAX: (86) 0751-8883976
POST CODE: 512000

YANGJIANG BRANCH
29 DONGFENG 1 LU, YANGJIANG,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 42A
TEL: (86) 020-83340998
FAX: (86) 020-83342177
POST CODE: 529500

ZHANJIANG BRANCH
50 RENMIN DADAO ZHONG,
ZHANJIANG 524022,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 43P
TEL: (86) 0759-3189812
FAX: (86) 0759-3380183
POST CODE: 524022

ZHAOQING BRANCH
3 DUAN ZHOU 6 ROAD,
ZHAOQING 526040,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 43A
TEL: (86) 0758-2813336
FAX: (86) 0758-2834311
POST CODE: 526040

ZHONGSHAN BRANCH
18 ZHONG SHAN 3rd ROAD,
ZHONGSHAN 528400,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44T
TEL: (86) 0760-8336688
FAX: (86) 0760-8337788
POST CODE: 528400

HESHAN SUB-BRANCH
228 XIN CHENG ROAD,
SHAPING TOWN, HESHAN 529700,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44N
TEL: (86) 0750-8830303
FAX: (86) 0750-8988411
POST CODE: 529700

KAIPING SUB-BRANCH
1 ZHONG YIN ROAD,
KAIPING 529300,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44P
TEL: (86) 0750-2303278
FAX: (86) 0750-2311111
POST CODE: 529300

NANHAI SUB-BRANCH
31 THE MIDDLE OF NANHAI DADAO,
NANHAI 528200, GUANGDONG
PROV., CHINA
SWIFT: BKCH CN BJ 44E
TEL: (86) 0757-86285268
FAX: (86) 0757-86285303
POST CODE: 528200

SANSHUI SUB-BRANCH
4 WEN FENG ZHONG ROAD,
XINAN TOWN, SANSHUI 528100,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44C
TEL: (86) 0757-87735286
FAX: (86) 0757-87732139
POST CODE: 528100

SHUNDE SUB-BRANCH
2 FENG SHAN XI LU, DALIANG ZHEN,
SHUNDE 528300,GUANGDONG
PROV., CHINA
SWIFT: BKCH CN BJ 44B
TEL: (86) 0757-22389881
FAX: (86) 0757-22389880
POST CODE: 528300

TAISHAN SUB-BRANCH
46 QIAO HU LU, TAICHENG TOWN,
TAISHAN 529200,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 44M
TEL: (86) 0750-5526680
FAX: (86) 0750-5526820
POST CODE: 529200

XINHUI SUB-BRANCH
7 ZHUZI ROAD, HUICHENG TOWN,
XINHUI 529100,GUANGDONG PROV.,
CHINA
SWIFT: BKCH CN BJ 44L
TEL: (86) 0750-6622073
FAX: (86) 0750-6666021
POST CODE: 529100

## GUANGXI ZHUANG*

GUANGXI BRANCH
39 GUCHENG ROAD, NANNING
530022,GUANGXI ZHUANG*, CHINA
SWIFT: BKCH CN BJ 480
TLX: 48122 BOCGX CN
TEL: (86) 0771-2879607
FAX: (86) 0771-2811267
POST CODE: 530022

BEIHAI BRANCH
INTERNATIONAL FINANCIAL
BUILDING, BEIHAI STREET,
BEIHAI 536000,GUANGXI ZHUANG*,
CHINA
SWIFT: BKCH CN BJ 49B
TLX: 48740 BOCBH CN
TEL: (86) 0779-3061133-206\207
FAX: (86) 0779-3034431
POST CODE: 536000

FANGCHENGGANG BRANCH
38 FU YU STREET,
FANGCHENG GANG 538001,
GUANGXI ZHUANG*, CHINA
SWIFT: BKCH CN BJ 49H
TLX: 482586 BOCFG CN
TEL: (86) 0770-2822552
FAX: (86) 0770-2831115
POST CODE: 538001

GUILIN BRANCH
2 ZHONGSHAN ROAD,
GUILIN 541002,GUANGXI ZHUANG*,
CHINA
SWIFT: BKCH CN BJ 49C
TLX: 48464 CTL BOC CN
TEL: (86) 0773-2581918
FAX: (86) 0773-2582020
POST CODE: 541002

LIUZHOU BRANCH
178 PING SHAN AVENUE,
LIUZHOU 545005,
GUANGXI ZHUANG*,CHINA
SWIFT: BKCH CN BJ 49D
TLX: 48579 BOCLZ CN
TEL: (86) 0772-3881862
FAX: (86) 0772-3881857
POST CODE: 545005

WUZHOU BRANCH
1 XINXING 1 ROAD, WUZHOU 543002,
GUANGXI ZHUANG*,CHINA
SWIFT: BKCH CN BJ 49A
TLX: 48680 WZBOC CN
TEL: (86) 0774-2812531
FAX: (86) 0774-3829800
POST CODE: 543002

YULIN BRANCH
248 YI HUAN DONG ROAD,
YULIN 537000,GUANGXI ZHUANG*,
CHINA
SWIFT: BKCH CN BJ 49G
TLX: 48354 BOCYL CN
TEL: (86) 0775-2650928
FAX: (86) 0775-2825524
POST CODE: 537000

## GUIZHOU PROVINCE

GUIZHOU BRANCH
30 DUSI ROAD, GUIYANG 550002,
GUIZHOU PROV., CHINA
SWIFT: BKCH CN BJ 240
TLX: 66011 DCGZB CN
TEL: (86) 0851-5815261
FAX: (86) 0851-5825746
POST CODE: 550002

## HAINAN PROVINCE

HAINAN BRANCH
33 DATONG ROAD, HAIKOU 570102,
HAINAN PROV., CHINA
SWIFT: BKCH CN BJ 740
TLX: 490172 HABOC CN
TEL: (86) 0898-66778001
FAX: (86) 0898-66562040
POST CODE: 570102

SANYA BRANCH
035 JIEFANG 4 ROAD, SANYA
572000,HAINAN PROV., CHINA
SWIFT: BKCH CN BJ 75A
TEL: (86) 0898-88676001
FAX: (86) 0898-88676003
POST CODE: 572000

## HEBEI PROVINCE

HEBEI BRANCH
80 XINHUA ROAD,
SHIJIAZHUANG 050000,
HEBEI PROV., CHINA
SWIFT: BKCH CN BJ 220
TEL: (86) 0311-87866681
FAX: (86) 0311-87866692
POST CODE: 050000

QINHUANGDAO BRANCH
157 YINGBIN ROAD,
QINHUANGDAO 066001,
HEBEI PROV., CHINA
SWIFT: BKCH CN BJ 23A
TEL: (86) 0335-3068179
FAX: (86) 0335-3066211
POST CODE: 066001

TANGSHAN BRANCH
67 XINHUA XIDAO,
TANGSHAN 063004,
HEBEI PROV., CHINA
SWIFT: BKCH CN BJ 23H
TEL: (86) 0315-2214249
FAX: (86) 0315-2212528
POST CODE: 063004

## HEILONGJIANG PROVINCE

HEILONGJIANG BRANCH
19 HONGJUN STREET,
HARBIN 150001,
HEILONGJIANG PROV., CHINA
SWIFT: BKCH CN BJ 860
TLX: 87009 BCHB CN
TEL: (86) 0451-53626785
FAX: (86) 0451-53624147
POST CODE: 150001

ZHAOLIN SUB-BRANCH
37 ZHAOLIN STREET,
DAOLI DISTRICT, HARBIN 150010,
HEILONGJIANG PROV., CHINA
SWIFT: BKCH CN BJ 87A
TLX: 87122 BOCDJ CN
TEL: (86) 0451-84648124
FAX: (86) 0451-84610769
POST CODE: 150010

DAQING BRANCH
168 JING LIU STREET,
SA ER TU DONG FENG XIN CUN,
DAQING 163311,
HEILONGJIANG PROV., CHINA
SWIFT: BKCH CN BJ 87D
TLX: 87042 BCDQ CN
TEL: (86) 0459-6385681
FAX: (86) 0459-6385679
POST CODE: 163311

HEIHE BRANCH
175 XING'AN STREET,
HEIHE 164300,
HEILONGJIANG PROV., CHINA
SWIFT: BKCH CN BJ 87F
TLX: 87236 BOCHH CN
TEL: (86) 0456-8232246
FAX: (86) 0456-8222093
POST CODE: 164300

JIAMUSI BRANCH
57 ZHONGSHAN ROAD,
JIAMUSI 154002,
HEILONGJIANG PROV., CHINA
SWIFT: BKCH CN BJ 87B
TLX: 885009 BCJMS CN
TEL: (86) 0454-8628208
FAX: (86) 0454-8628208
POST CODE: 154002

MUDANJIANG BRANCH
9 TAIPING ROAD,
MUDANJIANG 157000,
HEILONGJIANG PROV., CHINA
SWIFT: BKCH CN BJ 87E
TLX: 883007 BOCMDJ CN
TEL: (86) 0453-6678036
0453-6678035
FAX: (86) 0453-6678032
POST CODE: 157000

QIQIHAR BRANCH
3 BUKUI SOUTH STREET,
LONGSHA DISTRICT,
QIQIHAR 161005,
HEILONGJIANG PROV., CHINA
SWIFT: BKCH CN BJ 87C
TLX: 880012 QQBOC CN
TEL: (86) 0452-2408041
FAX: (86) 0452-2408041
POST CODE: 161005

## HENAN PROVINCE

HENAN BRANCH
40 HUA YUAN ROAD,
ZHENGZHOU 450008,
HENAN PROV., CHINA
SWIFT: BKCH CN BJ 530
TLX: 46053 ZHBOC CN
TEL: (86) 0371-65779966
FAX: (86) 0371-65779878
POST CODE: 450008

## HUBEI PROVINCE

HUBEI BRANCH
65 HUANGSHI ROAD, WUHAN
430013, HUBEI PROV., CHINA
SWIFT: BKCH CN BJ 600
TLX: 40112 HBBOC CN
TEL: (86) 027-82813723
027-82811707
FAX: (86) 027-82838479
POST CODE: 430013

HANKOU SUB-BRANCH
593 ZHONGSHAN AVENUE,
WUHAN 430021,
HUBEI PROV., CHINA
SWIFT: BKCH CN BJ 61A
TLX: 40263 BCJBH CN
TEL: (86) 027-82834891
FAX: (86) 027-82815221
POST CODE: 430021

## HUNAN PROVINCE

HUNAN BRANCH
593 FURONG ROAD(M),
CHANGSHA 410011,
HUNAN PROV., CHINA
SWIFT: BKCH CN BJ 970
TLX: 98107 HNBOC CN
TEL: (86) 0731-2580703
FAX: (86) 0731-2580707
POST CODE: 410011

XIANGTAN BRANCH
249 JIANSHE NORTH ROAD,
XIANGTAN 411100,
HUNAN PROV., CHINA
SWIFT: BKCH CN BJ 98D
TLX: 998020 XTBOC CN
TEL: (86) 0732-8222758
FAX: (86) 0732-8227476
POST CODE: 411100

ZHUZHOU BRANCH
23 TIANTAI ROAD, ZHUZHOU
412007, HUNAN PROV., CHINA
SWIFT: BKCH CN BJ 98C
TLX: 995020 ZZBOC CN
TEL: (86) 0733-8817047
FAX: (86) 0733-8817003
POST CODE: 412007

## INNER MONGOLIA*

INNER MONGOLIA BRANCH
88 XINCHENG DONG JIE,
HUHHOT 010010,
INNER MONGOLIA*, CHINA
SWIFT: BKCH CN BJ 880
TLX: 85008 BOCHB CN
TEL: (86) 0471-4690020
FAX: (86) 0471-4690084
POST CODE: 010010

BAOTOU BRANCH
XINGYUAN HOTEL,
GANGTIE DAJIE,
QINGSHAN QU, BAOTOU 014030,
INNER MONGOLIA*, CHINA
SWIFT: BKCH CN BJ 89A
TLX: 85098 BOCBT CN
TEL: (86) 0472-5128888
FAX: (86) 0472-5151311
POST CODE: 014030

ERDOS CITY BRANCH
29 YIXI STREET, DONGSHENG
DISTRICT, ERDOS 017000,
INNER MONGOLIA*, CHINA
SWIFT: BKCH CN BJ 89C
TLX: 850136 BOCDS CN
TEL: (86) 0477-8363266
FAX: (86) 0477-8324641
POST CODE: 017000

HULUNBEIR CITY BRANCH
SHENGLI SAN LU, HEDONG,
HULUNBEIR CITY 021008,
INNER MONGOLIA*, CHINA
SWIFT: BKCH CN BJ 89D
TLX: 854025 BOCHALSB CN
TEL: (86) 0470-8223721
FAX: (86) 0470-8223193
POST CODE: 021008

MANZHOULI BRANCH
28 ERDAO JIE, MANZHOULI 021400,
INNER MONGOLIA*, CHINA
SWIFT: BKCH CN BJ 89K
TLX: 854060 ZHMZH CN
TEL: (86) 0470-6223707
FAX: (86) 0470-6223707
POST CODE: 021400

## JIANGSU PROVINCE

JIANGSU BRANCH
148 ZHONG SHAN NAN LU,
NANJING 210005,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 940
TLX: 34116 BOCJS CN
TEL: (86) 025-84207888-30726
FAX: (86) 025-84208843
POST CODE: 210005

CHANGZHOU BRANCH
150 HEPING SOUTH ROAD,
CHANGZHOU, 213003,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95E
TLX: 361008 BOCCZ CN
TEL: (86) 0519-8122988
FAX: (86) 0519-8101493
0519-8119666
POST CODE: 213003

LIANYUNGANG BRANCH
1 MIDDLE HAILIAN ROAD,
XIN PU DISTRICT,
LIANYUNGANG 222002,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95A
TLX: 36903 BOCLY CN
TEL: (86) 0518-5319920
0518-5319921
FAX: (86) 0518-5319869
0518-5411983
POST CODE: 222002

NANTONG BRANCH
19 QING NIAN XI ROAD,
NANTONG 226006,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95G
TLX: 365003 BOCNT CN
TEL: (86) 0513-83516888
FAX: (86) 0513-83518921
POST CODE: 226006

SUZHOU BRANCH
188 GANJIANG XI ROAD,
SUZHOU 215002,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95B
TLX: 363010 BOCSU CN
TEL: (86) 0512-65112719
FAX: (86) 0512-65114906
POST CODE: 215002

WUXI BRANCH
258 ZHONG SHAN ROAD,
WUXI 214002,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95C
TLX: 362021 WXBOC CN
TEL: (86) 0510-82705888
FAX: (86) 0510-82705888-1000
0510-82751687
POST CODE: 214002

YANGZHOU BRANCH
541 WEN CHANG MIDDLE ROAD,
YANGZHOU 225002,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95H
TLX: 364034 YZBOC CN
TEL: (86) 0514-7361060
FAX: (86) 0514-7361057
POST CODE: 225002

ZHENJIANG BRANCH
235 EAST ZHONGSHAN
ROAD, ZHENJIANG 212001,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95D
TLX: 360029 BOCZJ CN
TEL: (86) 0511-5027934
FAX: (86) 0511-5034395
POST CODE: 212001

ZHANGJIAGANG SUB-BRANCH
111 REN MIN ROAD(M),
YANG SHE TOWN,
ZHANGJIAGANG 215600,
JIANGSU PROV., CHINA
SWIFT: BKCH CN BJ 95L
TEL: (86) 0512-58685888
FAX: (86) 0512-58684349
POST CODE: 215600

## JIANGXI PROVINCE

JIANGXI BRANCH
1 ZHANQIAN WEST ROAD,
NANCHANG 330002,
JIANGXI PROV., CHINA
SWIFT: BKCH CN BJ 550
TLX: 95013 BOCNC CN
TEL: (86) 0791-6471503
FAX: (86) 0791-6471505
POST CODE: 330002

JINGDEZHEN BRANCH
1053 CI DU AVENUE,
JINGDEZHEN 333000,
JIANGXI PROV., CHINA
SWIFT: BKCH CN BJ 56A
TEL: (86) 0798-8570628
TEL: (86) 0798-8570625
POST CODE: 333000

## JILIN PROVINCE

JILIN BRANCH
699 XI AN DA LU, CHANG CHUN
130061, JILIN PROV., CHINA
SWIFT: BKCH CN BJ 840
TLX: 83006 CCBOC CN
TEL: (86) 0431-8409055
FAX: (86) 0431-8409054
POST CODE: 130061

CHANGCHUN XI AN DA LU SUB-BRANCH
91 TONGZHI STREET,
CHANGCHUN 130061,
JILIN PROV., CHINA
SWIFT: BKCH CN BJ 85A
TLX: 83124 JCBOC CN
TEL: (86) 0431-8948671
FAX: (86) 0431-8948667
POST CODE: 130061

JILIN CITY BRANCH
1 SHENZHEN AVENUE, JILIN 132011,
JILIN PROV., CHINA
SWIFT: BKCH CN BJ 85B
TLX: 84010 BYOOL CN
TEL: (86) 0432-4670216
FAX: (86) 0432-4670299
POST CODE: 132011

YANBIAN BRANCH
107 RENMIN LU, YANBIAN 133000,
JILIN PROV., CHINA
SWIFT: BKCH CN BJ 85C
TLX: 842109 YJBOC CN
TEL: (86) 0433-2536454
FAX: (86) 0433-2516877
POST CODE: 133000

## LIAONING PROVINCE

LIAONING BRANCH
9 ZHONG SHAN DISTRICT,
DALIAN 116001,
LIAONING PROV., CHINA
SWIFT: BKCH CN BJ 810
TLX: 86163 CDB CN
TEL: (86) 0411-82586666
FAX: (86) 0411-82637098
POST CODE: 116001

DALIAN ZHONGSHAN SQUARE SUB-BRANCH
5 JIEFANG STREET,
ZHONG SHAN DISTRICT,
DALIAN 116001,
LIAONING PROV., CHINA
SWIFT: BKCH CN BJ 82N
TEL: (86) 0411-82519999
FAX: (86) 0411-82519539
POST CODE: 116001

SHENYANG BRANCH
253 SHIFU ROAD, SHENHE DISTRICT,
SHENYANG 110013,
LIAONING PROV., CHINA
SWIFT: BKCH CN BJ 82A
TLX: 80058 BCSB CN
TEL: (86) 024-22810556
FAX: (86) 024-22810536
POST CODE: 110013

ANSHAN BRANCH
4, 219 ROAD, TIEDONG DISTRICT,
ANSHAN 114001,
LIAONING PROV., CHINA
SWIFT: BKCH CN BJ 82D
TLX: 810044 BOCAS CN
TEL: (86) 0412-2298011
FAX: (86) 0412-2298014
POST CODE: 114001

DALIAN DEVELOPMENT ZONE BRANCH
BANK OF CHINA TOWER, 158 JIN MA LU,DALIAN ECONOMIC AND TECHNICALDEVELOPMENT ZONE,
DALIAN 116600,
LIAONING PROV.,CHINA
SWIFT: BKCH CN BJ 82H
TLX: 86060 BOCDK CN
TEL: (86) 0411-87619999
FAX: (86) 0411-87648411
*POST CODE: 116600*

JINZHOU BRANCH
25 SECTIONS, 5 JIEFANG ROAD,
LINGHE DISTRICT, JINZHOU
121000, LIAONING PROV., CHINA
SWIFT: BKCH CN BJ 82F
TLX: 813039 JZZGH CN
TEL: (86) 0416-3185869
FAX: (86) 0416-3185869
POST CODE: 121000

YINGKOU BRANCH
8 WEST, BOHAI DAJIE,
ZHANQIAN DISTRICT,
YINGKOU 115000,
LIAONING PROV., CHINA
SWIFT: BKCH CN BJ 82C
TLX: 814010 BOCYK CN
TEL: (86) 0417-2805131
FAX: (86) 0417-2833680
POST CODE: 115000

## NINGXIA HUI*

NINGXIA BRANCH
170 JIEFANG XI STREET,
YINCHUAN 750001,
NINGXIA HUI*, CHINA
SWIFT: BKCH CN BJ 260
TLX: 750003 BOCYK CN
TEL: (86) 0951-5044671
FAX: (86) 0951-5044671
POST CODE: 750001

## QINGHAI PROVINCE

QINGHAI BRANCH
218 DONGGUAN STREET,
XINING 810000,
QINGHAI PROV., CHINA
SWIFT: BKCH CN BJ 280
TEL: (86) 0971-8180186
FAX: (86) 0971-8180192
POST CODE: 810000

## SHANXI PROVINCE

SHANXI BRANCH
38 JUHUA YUAN DONGDA STREET,
XI'AN 710001, SHANXI PROV.,
CHINA
SWIFT: BKCH CN BJ 620
TLX: 70128 BOCXA CN
TEL: (86) 029-87261726
FAX: (86) 029-87261933
POST CODE: 710001

## SHANDONG PROVINCE

SHANDONG BRANCH
59 XIANGGANG ZHONG LU,
QINGDAO 266071, SHANDONG PROV.,
CHINA
SWIFT: BKCH CN BJ 500
TLX: 32235 BOCQD CN
TEL: (86) 0532-81858201
FAX: (86) 0532-81858185
POST CODE: 266071

JINAN BRANCH
22 LUO YUAN DAJIE, JINAN 250063,
SHANDONG PROV., CHINA
SWIFT: BKCH CN BJ 51B
TEL: (86) 0531-86995076
0531-86995004
FAX: (86) 0531-86995223
POST CODE: 250063

RIZHAO BRANCH
18 HUANGHAI 1 LU, RIZHAO 276826,
SHANDONG PROV.,CHINA
SWIFT: BKCH CN BJ 51E
TLX: 320020 BOCRZ CN
TEL: (86) 0633-8329526
FAX: (86) 0633-8331264
POST CODE: 276826

WEIHAI BRANCH
9 NORTH QINGDAO ROAD,
WEIHAI 264200, SHANDONG PROV.,
CHINA
SWIFT: BKCH CN BJ 51D
TLX: 327222 BOCWH CN
TEL: (86) 0631-5326988
FAX: (86) 0631-5317207
*POST CODE: 264200*

YANTAI BRANCH
166 JIE FANG ROAD,
YANTAI 264001,
SHANDONG PROV.,CHINA
SWIFT: BKCH CN BJ 51A
TLX: 32513 BOCYT CN
TEL: (86) 0535-6238888
*FAX: (86) 0535-6238888-6738*
POST CODE: 264001

## SHANGHAI CITY

SHANGHAI BRANCH
200 MID. YINCHENG RD.,
PUDONG NEW DISTRICT,
SHANGHAI 200121, CHINA
SWIFT: BKCH CN BJ 300
TLX: 33062 BOCSH CN
TEL: (86) 021-38824588
FAX: (86) 021-64729384
POST CODE: 200121

BOC INTERNATIONAL (CHINA) LIMITED
39-40/F., BANK OF CHINA TOWER,
200 YINCHENG ZHONG LU,
PUDONG, SHANGHAI 200121, CHINA
TEL: (86) 021-68604866
FAX: (86) 021-58883554
POST CODE: 200121
Website: www.bocichina.com
Email: China@bocigroup.com

BOC INTERNATIONAL
INVESTMENT MANAGERS
45/F., BANK OF CHINA TOWER,
PUDONG, SHANGHAI 200121,
CHINA
TEL: (86) 021-38834999
FAX: (86) 021-68872488
POST CODE: 200121
Website: www.bociim.com

## SHANXI PROVINCE

SHANXI BRANCH
288 YINGZE DAJIE, TAIYUAN 030001,
SHANXI PROV., CHINA
SWIFT: BKCH CN BJ 680
TLX: 28004 BOCTB CN
TEL: (86) 0351-8266282
FAX: (86) 0351-4040364
POST CODE: 030001

SHUOZHOU BRANCH
19 KAIFA NAN LU,
SHUOZHOU 036000,
SHANXI PROV., CHINA
SWIFT: BKCH CN BJ 69A
TEL: (86) 0349-2022180
FAX: (86) 0349-2020861
POST CODE: 036000

## SICHUAN PROVINCE

SICHUAN BRANCH
35 MIDDLE RENMIN ROAD
(2 DUAN), CHENGDU 610015,
SICHUAN PROV., CHINA
SWIFT: BKCH CN BJ 570
TLX: 60306 BOCCD CN
TEL: (86) 028-86403267
028-86741950
FAX: (86) 028-86403346
POST CODE: 610015

CHENGDU SHUDUDADAO
SUB-BRANCH
18 NORTH SHUMO 3 STREET,
CHENGDU 610016,
SICHUAN PROV., CHINA
SWIFT: BKCH CN BJ 58A
TEL: (86) 028-86679727
028-86662260
FAX: (86) 028-86676787
028-86720847
POST CODE: 610016

## SHENZHEN CITY

SHENZHEN BRANCH
INTERNATIONAL FINANCE
BUILDING, 2022 JIANSHE ROAD,
LUOHU DISTRICT,
SHENZHEN 518001,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 45A
TLX: 420309 BOCSZ CN
420243 BOCSZ CN
TEL: (86) 0755-22338888
FAX: (86) 0755-82237843
0755-82239383
POST CODE: 518001

SHEKOU SUB-BRANCH
18 TAIZI ROAD, HAIJING PLAZA,
SHEKOU, SHENZHEN 518067,
GUANGDONG PROV., CHINA
SWIFT: BKCH CN BJ 45B
TEL: (86) 0755-26811848
0755-26811851
FAX: (86) 0755-26811829
POST CODE: 518067

BANK OF CHINA
INSURANCE CO., LTD.
14/F., BLOCK A&B, BOC BLDG.,
5015 CAITIAN ROAD,
SHENZHEN,
GUANGDONG PROV., CHINA
TEL: (86) 0755-83509233
FAX: (86) 0755-83509029
POST CODE: 518026
Website: www.boc-ins.com

## TIANJIN CITY

TIANJIN BRANCH
80 JIEFANG NORTH ROAD,
HEPING DISTRICT,
TIANJIN 300040, CHINA
SWIFT: BKCH CN BJ 200
TLX: 23233 TJBOC CN
TEL: (86) 022-27102335
022-27102329
FAX: (86) 022-23312809
022-27102349
POST CODE: 300040

TANGGU BRANCH
ABC BUILD, 5 WEST AREA,
BINHAI FINANCIAL STREET,
51 THE 3rd STREET,
ECONOMIC AND
TECHNOLOGICAL
DEVELOPMENT AREA,
TIANJIN 300457, CHINA
SWIFT: BKCH CN BJ 2IA
TEL: (86) 022-66283917
FAX: (86) 022-66283918
022-66283919
POST CODE: 300457

## TIBET*

TIBET BRANCH
28 LINKUO XI LU,
LHASA CITY 850000,
TIBET*, CHINA
SWIFT: BKCH CN BJ 900
TLX: 68008 LSBOC CN
TEL: (86) 0891-6835078
FAX: (86) 0891-6835078
POST CODE: 850000

## XINJIANG UYGUR*

XINJIANG BRANCH
BANK OF CHINA BUILDING,
2 DONGFENG ROAD,
URUMQI 830002,
XINJIANG UYGUR*, CHINA
SWIFT: BKCH CN BJ 760
TLX: 79170 BOCXJ CN
TEL: (86) 0991-2336007
FAX: (86) 0991-2828619
POST CODE: 830002

## YUNNAN PROVINCE

YUNNAN BRANCH
515 BEIJING ROAD,
KUNMING 650051,
YUNNAN PROV., CHINA
SWIFT: BKCH CN BJ 640
TLX: 64034 KMBNK CN
TEL: (86) 0871-3175556
0871-3192910
FAX: (86) 0871-3188976
POST CODE: 650051

## ZHEJIANG PROVINCE

ZHEJIANG BRANCH
321 FENG QI ROAD,
HANGZHOU 310003,
ZHEJIANG PROV., CHINA
SWIFT: BKCH CN BJ 910
TLX: 35019 BOCHZ CN
TEL: (86) 0571-85011888
FAX: (86) 0571-87074837
POST CODE: 310003

NINGBO BRANCH
139 YAOXING JIE,
NINGBO 315000,
ZHEJIANG PROV., CHINA
SWIFT: BKCH CN BJ 92A
TLX: 37039 NBBOC CN
TEL: (86) 0574-87196666
FAX: (86) 0574-87198889
POST CODE: 315000

SHAOXING BRANCH
201 MIDDLE RENMIN ROAD,
SHAOXING 312000,
ZHEJIANG PROV., CHINA
SWIFT: BKCH CN BJ 92D
TLX: 37429 BOCSX CN
TEL: (86) 0575-5111333
FAX: (86) 0575-5134405
POST CODE: 312000

WENZHOU BRANCH
XIHU JINYUAN, RENMIN WEST
ROAD, WENZHOU 325000,
ZHEJIANG PROV., CHINA
SWIFT: BKCH CN BJ 92B
TLX: 37110 WZBOC CN
TEL: (86) 0577-88265566
FAX: (86) 0577-88267887
POST CODE: 325000

ZHOUSHAN BRANCH
33 JIEFANGDONGLU ROAD,
DINGHAI, ZHOUSHAN 316000,
ZHEJIANG PROV., CHINA
SWIFT: BKCH CN BJ 92E
TLX: 378031 BOCZS CN
TEL: (86) 0580-2068120
FAX: (86) 0580-2068008
POST CODE: 316000

* REFERS TO AUTONOMOUS

# Major Hong Kong and Macau Network

**BOC HONG KONG (HOLDINGS) LIMITED**
52/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 28462700
FAX: (852) 28105830
Website: www.bochk.com

**BANK OF CHINA (HONG KONG) LIMITED**
1 GARDEN ROAD, HONG KONG
SWIFT : BKCH HK HH
TLX: 73772 BKCHI HX
TEL: (852) 28266888
FAX: (852) 28105963
Website: www.bochk.com

**NANYANG COMMERCIAL BANK LIMITED**
151 DES VOEUX ROAD CENTRAL,
HONG KONG
TEL: (852) 28520888
FAX: (852) 28153333
Website: www.ncb.com.hk
Email: Nanyang@ncb.com.hk

**CHIYU BANKING CORPORATION LIMITED**
78 DES VOEUX ROAD CENTRAL,
HONG KONG
TEL: (852) 28430111
FAX: (852) 28104207
Website: www.chiyubank.com
Email: Chiyu@chiyubank.com

**BOC CREDIT CARD (INTERNATIONAL) LIMITED**
20/F., BOC CREDIT CARD CENTRE
68 CONNAUGHT ROAD WEST,
HONG KONG
TEL: (852) 28538888
FAX: (852) 25415415
Website: www.boci.com.hk

**BOC INTERNATIONAL HOLDINGS LIMITED**
26/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 22308888
FAX: (852) 21479065
Website: www.bocigroup.com
Email: Info@bocigroup.com

**BOCI ASIA LIMITED**
26/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 22308888
FAX: (852) 25226797
Email: Info@bocigroup.com

**BOCI SECURITIES LIMITED**
20/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 28676333
FAX: (852) 25247327
Email: Securities@bocigroup.com
18/F., LOW BLOCK,
GRAND MILLENNIUM PLAZA,
181 QUEEN'S ROAD CENTRAL,
HONG KONG
TEL: (852) 27189888
FAX: (852) 27189966
Email: Securities@bocigroup.com

**BOCI RESEARCH LIMITED**
20/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 28676333
FAX: (852) 21479513
Website: www.bociresearch.com
Email: Info@bocigroup.com

**BOCI CAPITAL LIMITED**
26/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 22308888
FAX: (852) 21479065
Email: Info@bocigroup.com

**BOCI COMMODITIES & FUTURES LIMITED**
SUITES 1601-7, 16/F.,
CITY PLAZA 1,
1111 KING'S ROAD,
HONG KONG
TEL: (852) 28676600
FAX: (852) 21970290
Email: Futures@bocigroup.com

**BOCI-PRUDENTIAL ASSET MANAGEMENT LIMITED**
27/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 22808000
FAX: (852) 21510968
Website: www.boci-pru.com.hk
Email: Info@boci-pru.com.hk

**BOCI-PRUDENTIAL TRUSTEE LIMITED**
27/F., BANK OF CHINA TOWER,
1 GARDEN ROAD, HONG KONG
TEL: (852) 22808000
FAX: (852) 25166757
Website: www.boci-pru.com.hk
Email: Info@boci-pru.com.hk

**BANK OF CHINA GROUP INSURANCE COMPANY LIMITED**
9/F., WING ON HOUSE,
71 DES VOEUX ROAD CENTRAL,
HONG KONG
TEL: (852) 28670888
FAX: (852) 25221705
Website: www.bocgroup.com/bocg-ins/
Email: Info-ins@bocgroup.com

**BOC GROUP LIFE ASSURANCE COMPANY LIMITED**
13-21/F., BOCG INSURANCE TOWER,
134-136 DES VOEUX ROAD CENTRAL,
HONG KONG
TEL: (852) 28629898
FAX: (852) 28660938
Website: www.bocgroup.com/bocg-life
Email: Boc_life@bocgroup.com

**BANK OF CHINA GROUP INVESTMENT LIMITED**
24/F., BANK OF CHINA TOWER,
1 GARDEN ROAD CENTRAL,
HONG KONG
TEL: (852) 22007500
FAX: (852) 28772629
Website: www.bocgi.com
Email: Bocginv_bgi@bocgroup.com

**BANK OF CHINA MACAU BRANCH**
BANK OF CHINA BUILDING,
AVENIDA DOUTOR MARIO SOARES,
MACAU
SWIFT: BKCH MO MX
TLX: 88231 BKCHI OM
TEL: (853) 781828
FAX: (853) 781833
Website: www.bocmacau.com

# Major Overseas Network

## ASIA-PACIFIC AREA

(EXCLUDING HONG KONG & MACAU)

### SINGAPORE BRANCH
4 BATTERY ROAD, SINGAPORE 049908
SWIFT: BKCH SG SG
TLX: RS 23046 BKCHINA
TEL: (65) 65352411
FAX: (65) 65343401
Email: Bocsg@bank-of-china.com

### SOUTH SUB-BRANCH
20 MAXWELL ROAD,
#01-01 MAXWELL HOUSE,
SINGAPORE 069113
TEL: (65) 62233466
FAX: (65) 62236601

### NORTH SUB-BRANCH
133 MIDDLE ROAD, BOC PLAZA,
SINGAPORE 188974
TEL: (65) 68328108
FAX: (65) 63339281

### KATONG SUB-BRANCH
188-192 EAST COAST ROAD,
SINGAPORE 428898
TEL: (65) 64402440
FAX: (65) 63440737

### CENTRAL SUB-BRANCH
60 CECIL STREET, KPB BUILDING,
SINGAPORE 049709
TEL: (65) 62239622
FAX: (65) 62218820

### CHINATOWN SUB-BRANCH
60 EU TONG SEN STREET #01-01,
FURAMA HOTEL,
SINGAPORE 059804
TEL: (65) 65337453
FAX: (65) 65345571

### BOC INTERNATIONAL (SINGAPORE) PTE. LTD.
4 BATTERY ROAD #04-00,
BANK OF CHINA BUILDING,
SINGAPORE 049908
TEL: (65) 64128899
FAX: (65) 65343996
Email: Singapore@bocigroup.com

### BANK OF CHINA (MALAYSIA) BERHAD
GROUND, MEZZANINE, &1st FLOOR,
PLAZA OSK, 25 JALAN AMPANG,
50450 KUALA LUMPUR, MALAYSIA
SWIFT: BKCH MY KL
TLX: MA30733 BKCHMY
TEL: (603) 21626633
FAX: (603) 21615150

### SYDNEY BRANCH
39-41 YORK STREET,
SYDNEY N. S. W. 2000, AUSTRALIA
SWIFT: BKCH AU 2S
TLX: 177033 BOCSYD AA
TEL: (612) 82355888
FAX: (612) 92621794
Email: Service_au@bank-of-china.com

### BANK OF CHINA (AUSTRALIA) LIMITED
39-41 YORK STREET, SYDNEY N.S.W.2000,
AUSTRALIA
SWIFT: BKCH AU 2S (BOCS)
BKCH AU 2A (BOCAL)
TEL: (612) 28355888
FAX: (612) 92622865
Email: Bocal@bank-of-china.com

### HAYMARKET BRANCH
681 GEORGE STREET,
HAYMARKET N.S.W.2000, AUSTRALIA
SWIFT: BKCH AU 2A
TLX: 177033 BOCSYD AA
TEL: (612) 92123877
FAX: (612) 92123962

### MELBOURNE BRANCH
270 QUEEN STREET,
MELBOURNE VIC 3000, AUSTRALIA
SWIFT: BKCH AU 2S MEL(BOCS)
BKCH AU 2A PAR(BOCAL)
TLX: 30062 BOCMLB
TEL: (613) 96023655
FAX: (613) 96023383

### PARRAMATTA OFFICE
LEVEL 2 SHOP 2104,
WESTFIELD SHOPPING TOWN,
PARRAMATTA N.S.W. 2150, AUSTRALIA
SWIFT: BKCH AU 2S PAR(BOCS)
BKCH AU 2A PAR(BOCAL)
TEL: (612) 98938833
FAX: (612) 96872919

### TOKYO BRANCH
BOC BLDG., 3-4-1 AKASAKA, MINATO-KU,
TOKYO 107-0052, JAPAN
SWIFT: BKCH JP JT
TLX: 516002-BKCH UI
TEL: (813) 35058818
FAX: (813) 35058433
Email: Boctokyo@boctokyo.co.jp

### OSAKA BRANCH
BOC BLDG., 1-1-35 KITAHORIE NISHI-KU,
OSAKA, 550-0014, JAPAN
SWIFT: BKCH JP JT OSA
TEL: (816) 65393666
FAX: (816) 65381177

### YOKOHAMA BRANCH
1/F., FINCL BLDG., 89-1 YAMASHITA-CHO,
NAKA-KU, YOKOHAMA 231-0023, JAPAN
SWIFT: BKCH JP JT YHA
TEL: (8145) 6632288
FAX: (8145) 6638688

### OTEMACHI OFFICE
1/F., SHIN-OTEMACHI BLDG.,
2-2-1 OTEMACHI,
CHIYODA-KU 100-0004, JAPAN
TEL: (813) 32770288
FAX: (813) 32770289

### JSC AB (BANK OF CHINA KAZAKHSTAN)
201, STR.GOGOL, 050026, ALMATY,
REPUBLIC OF KAZAKHSTAN
SWIFT: BKCH KZ KA
TEL: (73272) 585510
FAX: (73272) 585514
(73272) 501896

### SEOUL BRANCH
1/F, YOUNG POONG BLDG,
33 SEOLIN-DONG, CHONGRO-GU,
SEOUL 110-752, KOREA
SWIFT: BKCH KR SEXXX
TLX: K23861
TEL: (822) 3996288
(822) 3996289
FAX: (822) 3996265
(822) 3995938
Email: Service_kr@bank-of-china.com

### ANSAN BRANCH
1/F, DONG YANG BLDG., 800-11,
WONGOK-DONG, DANWON-GU, ANSAN,
KYOSGGI-DO 425-846, KOREA
SWIFT: BKCH KR SE ANS
TEL: (8231) 4934638
(8231) 4934639
FAX: (8231) 4956407
Email: Service_kr@bank-of-china.com

### BANGKOK BRANCH
179/4 BANGKOK CITY TOWER,
SOUTH SATHORN RD.,
TUNGMAHAMEK, SATHORN DISTRICT,
BANGKOK 10120, THAILAND
SWIFT: BKCH TH BK
TLX: 81091 BOCBKK TH
TEL: (662) 2861010
FAX: (662) 2861020
Email: Bocbkk@cscoms.com

### HO CHI MINH CITY BRANCH
19/F., SUN WAH TOWER,
115 NGUYEN HUE BLVD., DISTRICT 1,
HO CHI MINH CITY, VIETNAM
SWIFT: BKCH VN VX
TLX: 813226 BOC HCM VT
TEL: (848) 8219949
FAX: (848) 8219948
Email: Bochcmc@hcm.fpt.vn

### MANILA BRANCH
G/F & 36/F. PHILAMLIFE TOWER,
8767 PASEO DE ROXAS, MAKATI CITY,
MANILA, PHILIPPINES
SWIFT: BKCH PH MM
TEL: (632) 8850111
FAX: (632) 8850532
Email: Boc_mnl@bocgroup.com

JAKARTA BRANCH
WISMA TAMARA SUITE 101&201 JALAN JEND. SUDIRMAN KAV.24 JAKARTA 12920, INDONESIA
SWIFT: BKCH ID JA
TEL: (6221) 5205502
FAX: (6221) 5201113

BAHRAIN REPRESENTATIVE OFFICE
OFFICE 152, AL JASRAH TOWER, DIPLOMATIC AREA BUILDING 95, ROAD 1702, BLOCK 317, P.O.BOX 10059 MANAMA, KINGDOM OF BAHRAIN
TEL: (973) 17531119
FAX: (973) 17531009

## EUROPE

LONDON BRANCH
90 CANNON STREET, LONDON EC4N 6HA, U.K.
SWIFT: BKCH GB 2LA
TLX: 8812913 BKCHI G
TEL: (4420) 72828888
FAX: (4420) 76263892

WEST END BRANCH
107 SHAFTESBURY AVE., LONDON WID 5DA, U.K.
TEL: (4420) 74375975
FAX: (4420) 77341704

MANCHESTER BRANCH
67-69 MOSLEY STREET, MANCHESTER M2 3JB, U.K.
TEL: (4416) 12368302
FAX: (4416) 12280285

GLASGOW BRANCH
450 SAUCHIEHALL STREET, GLASGOW G2 3JD, U.K.
TEL: (4414) 13323354
FAX: (4414) 13326728

BIRMINGHAM BRANCH
33 HORSE FAIR, BIRMINGHAM B1 1DD, U.K.
TEL: (4412) 16227002
FAX: (4412) 16227082

BANK OF CHINA INTERNATIONAL (UK) LIMITED
90 CANNON STREET, LONDON EC4N 6HA, U.K.
TEL: (4420) 70228888
FAX: (4420) 70228877
Email: Uk@bocigroup.com

LUXEMBOURG BRANCH
37/39 BOULEVARD PRINCE HENRI L-1724, LUXEMBOURG P. O. BOX 114 L-2011, LUXEMBOURG
SWIFT: BKCH LU LL
TLX: 3546 CHUNG LU
TEL: (352) 221791
(352) 4667911
FAX: (352) 221795
Website: www.bank-of-china.com/lu/
Email: Boclux@pt.lu

BANK OF CHINA (LUXEMBOURG) S.A.
37/39 BOULEVARD PRINCE HENRI L-1724, LUXEMBOURG P. O. BOX 721 L-2017, LUXEMBOURG
TEL: (352) 228777
(352) 4667911
FAX: (352) 228776
Website: www.bank-of-china.com/lu/
Email: Bocluxsa@pt.lu

BANK OF CHINA PARIS BRANCH
23-25 AVENUE DE LA GRANDE ARMEE, 75116 PARIS, FRANCE
SWIFT: BKCH FR PP
TLX: 281 090 BDCSP
TEL: (331) 49701370
FAX: (331) 49701372
Email: Service_fr@bank-of-china.com

AGENCE ITALIE
11 PLACE D'ITALIE 75013 PARIS, FRANCE
SWIFT: BKCH FR PP 013
TEL: (331) 45828710
FAX: (331) 45857449

BANK OF CHINA FRANKFURT BRANCH
BOCKENHEIMER LANDSTR.39
D-60325 FRANKFURT AM MAIN, GERMANY
SWIFT: BKCH DE FF
TEL: (4969) 1700900
FAX: (4969) 17009050
Website: www.bocffm.com
Email: Sekretariat@bocffm.com

BANK OF CHINA HAMBURG BRANCH
RATHAUSMARKT 5, D-20095 HAMBURG, GERMANY
SWIFT: BKCH DE FF HMB
TEL: (4940) 3410668-0
FAX: (4940) 3410668-88

MILAN BRANCH
VIA SANTA MARGHERITA, NO.14/16 20121 MILANO, ITALY
SWIFT: BKCH IT MM
TLX: 326011
TEL: (3902) 864731
FAX: (3902) 89013411

BANK OF CHINA (ELUOSI)
6/F., MOSBUSINESS CENTER, NO.72, PROSPECT MIRA,129110 MOSCOW, RUSSIA
SWIFT: BKCH RU MM
TLX: 413973 BOCR RU
TEL: (7095) 7950456
FAX: (7095) 7950454
Website: www.boc.ru
Email: Bocru@online.ru

BANK OF CHINA (HUNGARY) LTD.
BANK CENTER, 7 SZABADSAG TER, 1054 BUDAPEST, HUNGARY
SWIFT: BKCH HU HB
TEL: (361) 3543240
FAX: (361) 3029009
Email: Service_hu@bank-of-china.com

## AMERICA

NEW YORK BRANCH
410 MADISON AVENUE, NEW YORK, NY 10017, U.S.A.
SWIFT: BKCH US 33
TLX: 661723BKCHI
TEL: (1212) 9353101
FAX: (1212) 5931831
Website: www.bocusa.com

NEW YORK CHINATOWN BRANCH
42 EAST BROADWAY, NEW YORK, NY 10002, U.S.A.
SWIFT: BKCH US 33 CTX
TLX: 661723BKCHI
TEL: (1212) 9252355
FAX: (1212) 4316157
Website: www.bocusa.com

LOS ANGELES BRANCH
444 SOUTH FLOWER STREET, 39th FLOOR,LOS ANGELES, CA 90071, U.S.A.
SWIFT: BKCH US 33 LAX
TLX: 188127BOCLA UT
TEL: (1213) 6888700
FAX: (1213) 6880198
Website: www.bocusa.com

GRAND CAYMAN BRANCH
BANK OF CHINA GRAND CAYMAN
BRANCH, P.O.BOX 30995 SMB,
GRAND PAVILION COMMERCIAL CENTER,
802 WEST BAY ROAD,
GRAND CAYMAN,
CAYMAN ISLANDS, B.W.I.
SWIFT: BKCH KY KY
TEL: (1345) 9452000
FAX: (1345) 9452200

PANAMA BRANCH
P.O.BOX 0823-1030, ZONA 7,
CALLE MANUEL M. ICAZA NO.14,
PANAMA, REPUBLIC OF PANAMA
SWIFT: BKCH PA PA
TLX: 2866 BKCH PG
TEL: (507) 2635522
FAX: (507) 2239960
Email: Bocpanama@cwpanama.net

BANK OF CHINA (CANADA)
THE EXCHANGE TOWER, 130 KING
STREET WEST, SUITE 2730, P. O. BOX 356,
TORONTO, ONTARIO, CANADA M5X 1E1
SWIFT: BKCH CA TT
TLX: 06217598 BOCC TOR
TEL: (1416) 3622991
FAX: (1416) 3623047
Email: Boccanada@ca.bocusa.com

TORONTO DOWNTOWN BRANCH
396 DUNDAS STREET WEST, TORONTO,
ONTARIO, CANADA M5T 1G7
SWIFT: BKCH CA TT CTX
TEL: (1416) 9718806
FAX: (1416) 9716551
Email: Tdb@ca.bocusa.com

TORONTO SCARBOROUGH BRANCH
UNIT 33, 3300 MIDLAND AVE.,
SCARBORO VILLAGE MALL
SCARBOROUGH,
ONTARIO, CANADA M1V 4A1
TEL: (1416) 2977921
FAX: (1416) 2976187
Email: Tsb@ca.bocusa.com

VANCOUVER BRANCH
1025 DUNSMUIR STREET, P.O.BOX
49277,FOUR BENTALL CENTRE,
VANCOUVER, B.C.,CANADA V7X 1L3
SWIFT: BKCH CA TT VAN
TLX: 06959308 BOCC VCR
TEL: (1604) 6831088
FAX: (1604) 6839228
Email: Van@ca.bocusa.com

SAO PAULO REPRESENTATIVE OFFICE
AVENIDA PAULISTA, 1337-21 ANDAR,
CJ. 212, 01311-200 SAO PAULO, S. P.
BRASIL
TEL: (5511) 35499958
(5511) 35499978
FAX: (5511) 35499966

## AFRICA

BANK OF CHINA (ZAMBIA) LIMITED
AMANDRA HOUSE, BEN BELLA ROAD,
LUSAKA, ZAMBIA P. O. BOX 34550
SWIFT: BKCH ZM LU
TLX: 40856 BOCLSK ZA
TEL: (2601) 235349
(2601) 222549
FAX: (2601) 235350
Email: Boc@zamnet.zm

JOHANNESBURG BRANCH
4/F, 416, SOUTH TOWER, NELSON
MANDELA SQUARE, SANDOWN,
SANDTON, SOUTH AFRICA
P.O.BOX 782616 SANDTON, 2146 RSA
SWIFT: BKCH ZA JJ
TEL: (2711) 5209600
FAX: (2711) 7832336
Email: Bocjhb@boc.co.za





Beijing 2008



中国银行
BANK OF CHINA

北京2008年奥运会银行合作伙伴

OFFICIAL BANKING PARTNER OF THE BEIJING 2008 OLYMPIC GAMES

1 FUXINGMEN NEI DAJIE, BEIJING 100818, CHINA
TEL: (86) 010-66596688 FAX: (86) 010-66593777 http://www.boc.cn